UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Individual and Consolidated Financial Statements of Natura &Co Holding S.A. for the year ended December 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: March 4, 2021

Item 1

Individual and Consolidated Financial Statements of Natura &Co Holding S.A. for the year ended December 31, 2020.

NATURA &CO HOLDING S.A. Individual and Consolidated Financial Statements for the year ended December 31, 2020 and Independent Auditor’s Report

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

CONTENTS

1	GENERAL INFORMATION	1
2	MANAGEMENT STATEMENT AND BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS	1
3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	1
4	BUSINESS COMBINATION	23
5	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	25
6	FINANCIAL RISK MANAGEMENT	27
7	CASH AND CASH EQUIVALENTS	36
8	SHORT-TERM INVESTMENTS	36
9	TRADE ACCOUNTS RECEIVABLE	37
10	INVENTORIES	38
11	RECOVERABLE TAXES	38
12	INCOME TAX AND SOCIAL CONTRIBUTION	38
13	JUDICIAL DEPOSITS	41
14	NON-CURRENT ASSETS HELD FOR SALE	41
15	OTHER CURRENT AND NON-CURRENT ASSETS	42
16	INVESTMENTS	42
17	PROPERTY, PLANT AND EQUIPMENT	44
18	INTANGIBLES	46
19	RIGHT OF USE AND LEASES	50
20	BORROWINGS, FINANCING AND DEBENTURES	51
21	TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS	56
22	TAX LIABILITIES	56
23	PROVISION FOR TAX, CIVIL AND LABOR RISKS	57
24	OTHER LIABILITIES	59
25	SHAREHOLDER’S EQUITY	62
26	OPERATING SEGMENTS	63
27	REVENUES	66
28	OPERATING EXPENSES AND COST OF SALES	67
29	EMPLOYEE BENEFITS	67
30	FINANCE INCOME (EXPENSES)	71
31	OTHER OPERATING INCOME (EXPENSES), NET	72
32	EARNINGS PER SHARE	73
33	RELATED-PARTY TRANSACTIONS	74
34	COMMITMENTS	75
35	INSURANCE	75
36	ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS	77
37	SUBSEQUENT EVENTS	77

www.pwc.com.br

(A free translation of the original in Portuguese)

Natura &Co Holding S.A. Parent company and consolidated financial statements at December 31, 2020 and independent auditor's report

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Independent auditor's report

To the Board of Directors and Shareholders

Natura &Co Holding S.A.

Opinion

We have audited the accompanying parent company financial statements of Natura &Co Holding S.A. (the "Company"), which comprise the statement of financial position as at December 31, 2020 and the statements of operations, comprehensive income, changes in shareholder's equity and cash flows for the year then ended, as well as the accompanying consolidated financial statements of Natura &Co Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated statement of financial position as at December 31, 2020 and the consolidated statements of operations, comprehensive income, changes in shareholder´s equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Natura &Co Holding S.A. and of Natura &Co Holding S.A. and its subsidiaries as at December 31, 2020, and the financial performance and the cash flows for the year then ended, as well as the consolidated financial performance and the cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054,

T: +55 (11) 3674 2000, www.pwc.com.br

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               Natura &Co Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Business combination - acquisition of Avon Products Inc ("Avon") -Notes 4 and 5.10

On January 3, 2020, the Company acquired Avon for R$ 13,366,114 thousand, and recognizing R$ 11,511,028 thousand in goodwill.

The measurement and recognition of assets acquired and liabilities assumed at their fair values, as well as the resulting goodwill amount, involved significant judgments and relevant estimates applied by management, based on subjective data and assumptions.

The magnitude of the amounts involved, as well as the use of estimates and judgments by management, in determining fair values, may materially impact the measurement of assets acquired, liabilities assumed and, consequently, the amount of goodwill recognized with the acquisition. Therefore, this topic was one of the main subjects of our audit.

We performed, among other procedures, the reading of the main documents related to the acquisition of Avon, assessment of the relevant corporate acts and the main events that led management to conclude on the effective date of acquisition.

We also performed an understanding of the processes established by management, including the completeness and integrity of the database and the calculation models used to determine the acquisition's accounting.

We obtained Avon's audited financial statements, used as a starting point, at their carrying amounts, for the identification of assets acquired and liabilities assumed. We also reviewed management's assessment of potential differences between the between the Company's and Avon's accounting policies and practices.

We assessed the competence and objectivity of the external experts engaged by management to measure the fair values in connection with the business combination and, together with our internal specialist, we evaluated:

(i)    whether the methodology used by management is consistent with the methods used in the market, according to the circumstances and the purpose of the valuation;

(ii)   the reasonableness of the main assumptions adopted in the identification and measurement of the fair values of the assets acquired and liabilities assumed in the acquisition, comparing them to the available historical information or to observable market and / or industry data; and

(iii)  the consistency and calculations of the model prepared by management.

We also checked the main accounting and tax impacts of the fair value measurement of assets

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               Natura &Co Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

acquired and liabilities assumed in the business combination, as well as the disclosures in the financial statements.

According to our audit procedures the methodology, judgements and estimates applied are reazonable and disclosures are consistent with the data and information obtained.

Cyber incident - Note 6.4

In June 2020, the subsidiary Avon became aware of a cyber incident to which it was exposed, in its Information Technology ("IT") environment which disrupted some systems and partially affected its operations. Avon involved external experts in cybersecurity and general IT controls and initiated a containment and remediation effort in addition to conducting a forensic investigation.

Avon is dependent on technology structure to process operations and to prepare financial statements. Failures in the general technology control environment and its dependent controls could result in incorrect processing of critical information used for the preparation of financial statements, as well as causing risks related to information security and cybernetics. Accordingly, it was determined to be a focus area of our audit.

With the assistance of our information security specialists, we updated our understanding and assessment of the IT environment, including the nature and impact of the incident on the planned audit strategy, as well as the automated and IT-dependent controls associated with the relevant application systems for the preparation of financial statements.

The procedures carried out involved the combination of tests of controls, as well as the execution of tests related to the management of information security incidents and computerized operations, impacting the operations of Avon and its subsidiaries.

We also inspected a sample of payments made to suppliers in order to identify potential unauthorized payments, in addition to assessing whether there were unauthorized changes made to the supplier database applying specific criteria.

As a result of the application of our audit procedures, we understand that the remediation implemented and the disclosures made by the Company, on this topic, are consistent with the data and information obtained.

Other matters

Statements of Value Added

The parent company and consolidated Statements of Value Added for the year ended December 31, 2020, prepared under the responsibility of the Company's management and presented as supplementary information for IFRS purposes, were submitted to audit procedures performed in conjunction with the

4

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               Natura &Co Holding S.A.

audit of the Company's financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these Statements of Value Added have been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and are consistent with the parent company and consolidated financial statements taken as a whole.

Audit of prior-year information

The examination of the financial statements for the year ended December 31, 2019, was conducted under the responsibility of other independent auditors, who issued their unqualified audit report, dated March 4, 2021.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Company's management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiaries.

5

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               Natura &Co Holding S.A.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

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               Natura &Co Holding S.A.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.4

São Paulo, March 4, 2021

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

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NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS AT DECEMBER 31, 2020 AND 2019

(In thousands of Brazilian reais - R$)

	Note	Company		Consolidated
ASSETS		2020	2019	2020	2019

CURRENT
Cash and cash equivalents	7	505,699	2,380,800	5,821,672	4,513,582
Short-term investments	8	340,999	669,769	2,520,648	1,025,845
Trade accounts receivable	9	-	-	3,597,535	1,685,764
Trade accounts receivable - Related parties	33.1	115,952	-	-	-
Inventories	10	-	-	4,544,270	1,430,550
Recoverable taxes	11	23,637	5	1,071,349	395,640
Income tax and social contribution		-	-	242,091	113,478
Derivative financial instruments	6.6	-	-	139,856	-
Other current assets	15	1,979	-	616,120	265,198
		988,266	3,050,574	18,553,541	9,430,057

Assets held for sale	14	-	-	181,279	-
Total current assets		988,266	3,050,574	18,734,820	9,430,057

NON-CURRENT
Recoverable taxes	11	-	-	932,212	409,214
Income tax and social contribution		-	-	478,524	334,671
Deferred income tax and social contribution	12	-	-	1,339,725	374,448
Judicial deposits	13	-	-	566,190	337,255
Derivative financial instruments	6.6	-	-	1,768,122	737,378
Short-term investments	8	-	-	16,104	7,402
Other non-current assets	15	148	-	1,527,668	83,836
Total long-term assets		148	-	6,628,545	2,284,204

Investments	16	26,944,279	3,392,677	-	-
Property, plant and equipment	17	-	-	5,235,057	1,773,889
Intangible	18	-	-	26,917,128	5,076,501
Right of use	19	-	-	3,402,047	2,619,861

Total non-current assets		26,944,427	3,392,677	42,182,777	11,754,455

TOTAL ASSETS	27,932,693	6,443,251	60,917,597	21,184,512

	Note	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY		2020	2019	2020	2019

CURRENT
Borrowings, financing and debentures	20	515,966	2,883,382	3,805,649	3,354,355
Leases	19	-	-	1,059,661	542,088
Trade Accounts payable and reverse factoring operations	21	9,693	-	6,774,205	1,829,756
Trade accounts payable - Related parties	33.1	7,194	-	-	-
Payroll, profit sharing and social charges		20,153	-	1,340,683	560,376
Tax liabilities	22	13,153	1,050	785,367	320,890
Income tax and social contribution		-	196,474	441,253	388,238
Dividends and interest on shareholders' equity payable		-	-	-	95,873
Derivative financial instruments	6.6	-	-	61,201	11,806
Provision for tax, civil and labor risks	23	-	-	58,756	18,650
Other current liabilities	24	71	-	1,832,811	396,391
Total current liabilities		566,230	3,080,906	16,159,586	7,518,423

NON-CURRENT
Borrowings, financing and debentures	20	-	-	10,017,264	7,432,019
Leases	19	-	-	2,798,794	1,975,477
Payroll, profit sharing and social charges		2,136	-	43,763	-
Tax liabilities	22	-	-	109,454	122,569
Deferred income tax and social contribution	12	-	-	1,288,045	450,561
Provision for tax, civil and labor risks	23	-	-	2,000,444	201,416
Other non-current liabilities	24	-	-	1,113,139	121,702
Total non-current liabilities		2,136	-	17,370,903	10,303,744

TOTAL LIABILITIES		568,366	3,080,906	33,530,489	17,822,167

SHAREHOLDERS' EQUITY
Capital stock		12,377,999	1,485,436	12,377,999	1,485,436
Treasury shares	25.3	(11,667)	-	(11,667)	-
Capital reserves		11,052,135	1,210,924	11,052,135	1,210,924
Legal profit reserve		120,166	(149,020)	120,166	(149,020)
Retained losses		(759,937)	-	(759,937)	-
Equity valuation adjustment		4,585,631	815,005	4,585,631	815,005
Shareholders' equity attributed to the Company's controlling shareholders		27,364,327	3,362,345	27,364,327	3,362,345
Non-controlling interest in shareholders'
equity of subsidiaries		-	-	22,781	-
Total shareholders' equity		27,364,327	3,362,345	27,387,108	3,362,345

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		27,932,693	6,443,251	60,917,597	21,184,512

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Company		Consolidated
		2020	2019	2020	2019
CONTINUING OPERATIONS
NET REVENUE	27	-	-	36,921,980	14,444,690
Cost of Sales	28	-	-	(13,229,715)	(4,033,454)

GROSS PROFIT		-	-	23,692,265	10,411,236

OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics expenses	28	-	-	(15,702,787)	(6,395,586)
Administrative, R&D, IT and Project expenses	28	(92,301)	-	(5,955,996)	(2,405,576)
Impairment loss on trade receivables		-	-	(727,695)	(209,515)
Shareholders' equity	16	(392,779)	89,332	-	-
Other operating income (expenses), net	31	(171,037)	-	(516,190)	(49,311)

OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULT		(656,117)	89,332	789,597	1,351,248

Financial income	30	191,579	8,161	4,738,391	1,955,784
Financial expenses	30	(185,658)	(48,611)	(5,773,810)	(2,795,874)

Taxes on the formation of the Company		-	(206,592)	-	(206,592)

(LOSS) PROFIT BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		(650,196)	(157,710)	(245,822)	304,566
Income tax and social contribution		-	10,118	(274,744)	(149,099)

NET (LOSS) INCOME FOR THE YEAR FROM CONTINUING OPERATIONS		(650,196)	(147,592)	(520,566)	155,467

DISCONTINUED OPERATIONS
NET LOSS FROM DISCONTINUED OPERATIONS	32	-	-	(143,112)	-

NET LOSS FOR THE YEAR		(650,196)	(147,592)	(663,678)	155,467

ATTRIBUTABLE TO
The Company´s shareholders		(650,196)	(147,592)	(650,196)	155,467
Non-controlling shareholders		-	-	(13,482)	-
		(650,196)	(147,592)	(663,678)	155,467

(LOSS) EARNINGS PER SHARE IN THE YEAR -R$
Basic		(0.5220)	(1.8600)	(0.5220)	0.1796
Diluted		(0.5220)	(1.6873)	(0.5220)	0.1779

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(In thousands of Brazilian reais - R$)

	Note	Company		Consolidated
		2020	2019	2020	2019

NET (LOSS) INCOME FOR THE YEAR		(650,196)	(147,592)	(663,678)	155,467
Other comprehensive income to be reclassified to income statement in subsequent periods:
Conversion of financial statements of controlled companies abroad		3,352,123	(73,268)	3,360,831	244,100
Unrealized losses on the revaluation of balances between companies		350,950		350,950
Exchange rate effect on the conversion from hyperinflationary economy		32,160	-	32,160	17,666
Earnings from cash flow hedge operations	6.2	-	-	178,006	107,337
Tax effects on losses from cash flow hedge operations		-	-	(61,658)	(36,768)
Equity in earnings from cash flow hedge operation		178,006	(15,769)	-	-
Equity in tax effects on earnings from cash flow hedge operations		(61,658)	(203)	-	-

Other comprehensive income not reclassified to income statement in subsequent periods:
Actuarial gain (loss)		-	-	(104,650)	(14,374)
Tax effects on actuarial gain (loss)		-	-	23,694	4,887
Equity on actuarial gain (loss)		(104,650)	(9,731)	-	-
Equity on tax effects on actuarial gain (loss)		23,694	4,548	-	-

Comprehensive income for the year, net of tax effects		3,120,429	(242,015)	3,115,655	478,315

ATTRIBUTABLE TO
The Company´s shareholders		3,120,429	(242,015)	3,120,429	478,315
Noncontrolling shareholders		-	-	(4,774)	-
		3,120,429	(242,015)	3,115,655	478,315
*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(In thousands of Brazilian reais - R$)

												Equity appraisal
				Capital Reserves								adjustment
	Note	Capital	Treasury	Surplus on issue/sale	Special	Additional paid-in	Income from transactions with non-controlling	Profit reserve			Retained (losses)	Other comprehensive	Sharesholders' equity attributed to controlling	Non-Controlling	Total shareholders'
		stock	shares	of shares	reserve	capital	shareholders	Legal	Tax Incentives	Retained earnings	earnings	income	shareholders	Shareholders	equity

BALANCES ON 31 DECEMBER 2018 - Natura Cosméticos S.A. (Note 2.1(a))		427,073	(19,408)	72,216	-	257,114	(92,066)	18,650	82,072	1,336,293	-	492,158	2,574,102	-	2,574,102

Net income for the year		-	-	-	-	-	-	-	-	-	392,391	-	392,391	-	392,391
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	-	17,666	17,666	-	17,666
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	305,182	305,182	-	305,182
Total comprehensive income for the year		-	-	-	-	-	-	-	-	-	392,391	322,848	715,239	-	715,239
Capital increase		52,673	-	-	-	-	-	-	-	-	-	-	52,673	-	52,673
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans		-	-	-	-	104,078	-	-	-	-	-	-	104,078	-	104,078
Exercise of stock and restricted shares option plans		-	15,615	16,156	-	(34,333)	-	-	-	-	-	-	(2,562)	-	(2,562)
Cancellation of shares - RCA 16.12.19 - Protocol and Justification of Merger		-	3,793	(3,793)	-	-	-	-	-	-	-	-	-	-	-
Interest on equity declared and not yet distributed (mandatory minimum)		-	-	-	-	-	-	-	-	-	(110,671)	-	(110,671)	-	(110,671)
Profit retention reserve		-	-	-	-	-	-	-	-	206,268	(206,268)	-	-	-	-
Constitution of tax incentive reserve		-	-	-	-	-	-	-	75,452	-	(75,452)	-	-	-	-
Hyperinflationary economy adjustment effect		-	-	-	-	61,870	-	-	-	(2,052)	-	-	59,818	-	59,818
AGE 09.17.2019 - Capitalization of part of the balance of the Profit Reserve account		1,242,165	-	-	-	-	-	-	-	(1,242,165)	-	-	-	-	-

BALANCES AS OF DECEMBER 31, 2019 - Natura Cosméticos S.A. (Note 2.1 (a))		1,721,911	-	84,579	-	388,729	(92,066)	18,650	157,524	298,344	-	815,006	3,392,677	-	3,392,677

Predecessor adjustments		(236,475)	-	1,011,819	206,592	(388,729)	-	(18,650)	(157,524)	(447,364)	-	-	(30,331)	-	(30,331)

BALANCES AS OF DECEMBER 31, 2019		1,485,436	-	1,096,398	206,592	-	(92,066)	-	-	(149,020)	-	815,006	3,362,346	-	3,362,346

Net loss for the year		-	-	-	-	-	-	-	-	-	(650,196)	-	(650,196)	(13,482)	(663,678)
Exchange differences on translation of foreign operations		-	-	-	-	-	-	-	-	-	-	32,160	32,160	-	32,160
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	3,738,465	3,738,465	8,708	3,747,173
Total comprehensive income for the year		-	-	-	-	-	-	-	-	-	(650,196)	3,770,625	3,120,429	(4,774)	3,115,655
EGM April 30, 2020		-	-	-	(147,592)	-	-	-	-	147,592	-	-	-	-	-
Subscription of shares through the Board of Directors' Meeting held on January 3, 2020		3,397,746	-	9,877,148	-	-	-	-	-	-	-	-	13,274,894	27,555	13,302,449
Subscription of shares through the Board of Directors' Meeting held on June 30, 2020		2,000,000	-	1,118	-	-	-	-	-	-	-	-	2,001,118	-	2,001,118
Subscription of shares through the Board of Directors' Meeting held on July 27, 2020		14,723	-	-	-	-	-	-	-	-	-	-	14,723	-	14,723
Subscription of shares through the Board of Directors' Meeting held on September 30, 2020		18,863	-	-	-	-	-	-	-	-	-	-	18,863	-	18,863
Subscription of shares through the Board of Directors' Meeting held on October 8, 2020		5,614,750	-	-	-	-	-	-	-	-	-	-	5,614,750	-	5,614,750
Share repurchase		-	(54,936)	-	-	-	-	-	-	-	-	-	(54,936)	-	(54,936)
Expenses on the issue of equity values		(212,770)	-	-	-	-	-	-	-	-	-	-	(212,770)	-	(212,770)
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans		-	-	-	-	163,322	-	-	-	-	-	-	163,322	-	163,322
Exercise of stock and restricted shares option plans		59,251	43,269	-	-	(111,281)	-	-	-	-	3,561	-	(5,200)	-	(5,200)
Constitution of tax incentive reserve		-	-	-	-	-	-	-	113,302	-	(113,302)	-	-	-	-
Effect of Hyperinflationary economy adjustment		-	-	-	-	58,496	-	-	-	8,292	-	-	66,788	-	66,788

BALANCES AS OF DECEMBER 31, 2020		12,377,999	(11,667)	10,974,664	59,000	110,537	(92,066)	-	113,302	6,864	(759,937)	4,585,631	27,364,327	22,781	27,387,108

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(In thousands of Brazilian reais - R$)

	Note	Company		Consolidated
		2020	2019	2020	2019

CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the year		(650,196)	(147,592)	(663,678)	155,467
Adjustments to reconciliate net income for the year with net cash generated by operating activities:
Depreciation and amortization	17, 18 and 19	-	-	2,718,856	1,117,416
Interest on short-term investments		(23,087)	-	(103,310)	(78,414)
Reversal from swap and forward derivative contracts		-	-	(1,090,299)	(38,703)
Provision for tax, civil and labor risks		-	-	198,568	(24,509)
Inflation adjustment of judicial deposits		-	-	(11,242)	(13,352)
Inflation adjustment of contingencies	23	-	-	37,966	9,758
Income tax and social contribution		-	(10,118)	274,744	149,099
Company formation tax		-	206,592	-	206,592
Income from sale and write-off of property, plant and equipment and intangible	17 and 18	-	-	35,555	34,518
Equity in subsidiaries	16	392,779	(89,332)	-	-
Interest and exchange rate variation on leases		-	-	62,250	127,398
Interest and exchange rate variation on borrowings and financing	20	62,634	4,345	2,003,147	582,519
Exchange differences on translation of foreign operations		(228)	-	(71,974)	5,764
Provision (reversal of provision) for losses from property, plant and equipment and intangible	17 and 18	-	-	155,463	3,541
Provision (reversal of provision) for stock option plans		(29,060)	-	(44,142)	59,232
Actual losses and provision for losses with trade accounts receivables, net of reversals	9	-	-	640,676	209,505
Provision (reversal of provision) for inventory losses, net	10	-	-	341,799	147,140
Provision (reversal of provision) for post-employment health care plan	29	-	-	46,583	19,969
Effect from hyperinflationary economy		-	-	55,277	51,659
Other provision (reversals)		-	-	(114,286)	(134,212)

		(247,158)	(36,106)	4,471,953	2,590,386
INCREASE (DECREASE) IN:
Trade accounts receivable		255,084	-	(1,308,030)	(212,812)
Inventories		-	-	(1,444,671)	(194,698)
Recoverable taxes		(215,700)	-	(770,102)	(6,369)
Other assets		(2,185)	-	152,811	(56,440)
Domestic and foreign trade accounts payable		16,869	-	1,004,231	117,080
Payroll, profit sharing and social charges, net		22,289	-	749,609	(15,855)
Tax liabilities		12,103	1,050	382,695	91,520
Other liabilities		71	-	(31,135)	21,204

		(158,627)	(35,056)	3,207,360	2,334,017

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(4,405)	(5)	(331,450)	(321,262)
Release of judicial deposits		-	-	66,192	9,674
Payments related to tax, civil and labor lawsuits	23	-	-	(134,551)	(27,179)
Payments due to settlement of derivative transactions		-	-	(38,835)	(66,420)
Payment of interest on lease	19	-	-	(225,420)	(134,579)
Payment of interest on borrowings, financing and debentures	20	(48,890)	-	(1,257,665)	(493,895)

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		(211,922)	(35,061)	1,285,632	1,300,356

CASH FLOW FROM INVESTING ACTIVITIES
Cash from acquisition of subsidiary	4	-	-	2,661,878	-
Additions of property, plant and equipment and intangible		-	-	(674,211)	(586,395)
Proceeds from sale of property, plant and equipment and intangible		-	-	104,204	22,682
Short-term investments		(1,981,880)	(669,769)	(10,371,483)	(7,161,530)
Redemption of short-term investments		2,316,232	-	9,008,931	7,345,389
Redemption of interest on short-term investments		17,505	-	52,667	65,504
Receipt of dividends from subsidiaries	16	128,180	-	-	-
Investment in subsidiaries	16	(6,832,264)	-	(102,898)	-

CASH GENERATED BY (USED IN) INVESTING ACTIVITIES		(6,352,227)	(669,769)	679,088	(314,350)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	19	-	-	(843,338)	(497,905)
Repayment of borrowings, financing and debentures – principal	20	(2,881,160)	(20,962)	(8,483,892)	(2,643,575)
New borrowings, financing, and debentures	20	500,000	2,900,000	1,354,765	5,346,145
Acquisition of treasury shares, after receipt of option strike price		4,315	-	51,145	(2,562)
Payment of dividends and interest on equity for the previous year		-	-	(133,937)	(152,938)
Receipt of funds due to settlement of derivative transactions		-	-	211,722	3,992
Acquired company's liability incurred by acquiror		(370,791)	-	(370,791)	-
Capital Payment		-	-	-	52,673
Capital Increase		7,436,684	206,592	7,436,684	206,592

CASH GENERATED BY (USED IN) FINANCING ACTIVITIES		4,689,048	3,085,630	(777,642)	2,312,422

Effect of exchange rate variation on cash and cash equivalents		-	-	121,012	106

DECREASE IN CASH AND CASH EQUIVALENTS		(1,875,101)	2,380,800	1,308,090	3,298,534

Opening balance of cash and cash equivalents	7	2,380,800	-	4,513,582	1,215,048
Closing balance of cash and cash equivalents	7	505,699	2,380,800	5,821,672	4,513,582

DECREASE IN CASH AND CASH EQUIVALENTS		(1,875,101)	2,380,800	1,308,090	3,298,534

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(In thousands of Brazilian reais - R$)

	Note	Company			Consolidated
		2020		2019	2020	2019

INCOME		(171,038)		-	40,720,551	18,474,068
Sale of goods, products and services		-		-	41,674,641	18,342,780
Provision for doubtful accounts, net of reversals	9	-		-	(324,113)	21,247
Other operating expenses, net		(171,038)		-	(629,977)	110,041

INPUTS ACQUIRED FROM THIRD PARTIES		(28,557)		-	(28,498,399)	(10,776,149)
Cost of products sold and services provided		-		-	(14,835,671)	(5,413,253)
Materials, electricity, outsourced services and others		(28,557)		-	(13,662,727)	(5,362,896)

GROSS VALUE ADDED		(199,595)		-	12,222,152	7,697,919

RETENTIONS		-		-	(2,718,856)	(1,117,416)
Depreciation and amortization	17, 18 and 19	-		-	(2,718,856)	(1,117,416)

VALUE ADDED PRODUCED BY THE COMPANY		(199,595)		-	9,503,296	6,580,503

TRANSFERRED VALUE ADDED		(201,200)		97,493	4,738,391	1,955,784
Equity in subsidiaries	16	(392,779)		89,332	-	-
Financial income - including inflation adjustments and exchange rate variations	30	191,579		8,161	4,738,391	1,955,784

TOTAL VALUE ADDED TO DISTRIBUTE		(400,795)		97,493	14,241,687	8,536,287

DISTRIBUTION OF VALUE ADDED		(400,795)	100%	97,493	14,241,687	8,536,287
Payroll and social charges	29	63,744	-16%	-	7,146,565	3,010,938
Taxes, fees and contributions		-	0%	196,474	1,970,474	2,545,969
Financial expenses and rentals		185,657	-46%	48,611	5,788,326	2,823,913
Retained losses		(650,196)	162%	(147,592)	(650,196)	110,671
Minority holders' share in the retained profit		-	-	-	(13,482)	44,796

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

A free translation from Portuguese into English of Individual and Consolidated Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board (IASB).

1.	GENERAL INFORMATION

NATURA &CO HOLDING S.A. (“Natura &Co”), previously Natura Holding S.A., was incorporated on January 21, 2019 under the Brazilian laws and is engaged in holding investments in other entities in the cosmetics, fragrances and personal hygiene business through the development, manufacturing, distribution and sales of related products. Natura &Co and its subsidiaries is referred to as the “Company”.

The brands under management by the Company include "Natura", “Avon”, "The Body Shop" and "Aesop". In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as product sales channels, its subsidiaries are engaged in the direct sales channel, through consultants that act as sales representatives of the Natura and Avon brands.

In December 2019, Natura &Co became the holder of 100% of the shares of Natura Cosméticos S.A. (“Natura”), under the ticker NATU3. Accordingly, since December 18, 2019, (“NATU3”) shares stopped being traded at B3 and (“NTCO3”) shares started to be traded at B3's Novo Mercado segment. After several restructuring activities carried out for the acquisition process of Avon Products, Inc. (“Avon”), which was completed on January 3, 2020 (note 4), the Natura &Co became the holding company of the Natura Group. Additionally, on January 6, 2020, the Natura &Co began trading American Depositary Receipts (ADRs) on the New York Stock Exchange (“NYSE”), under the ticker “NTCO”.

2.	MANAGEMENT STATEMENT AND BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

The individual and consolidated financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the standards of the Brazilian Accounting Standards Committee (“CPC”) and in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and by the statements from the Brazilian Corporation Law. The financial statements show all the relevant information specific to the financial statements, and only that, which are consistent with those used by Management.

The comparative historical consolidated information presented, for the statements of income, comprehensive income, changes in equity, cash flows and added value for the year ended December 31, 2019, do not include information from the subsidiary Avon Products Inc., since the Business Combination was completed on January 3, 2020.

The financial statements were approved by the Board of Directors and authorized for issuance on the meeting held on March 3, 2021.

a) Statement of relevance

The Company's Management states that applied the OCPC 7 – Evidenciação na Divulgação dos Relatórios Contábil-Financeiros de Propósito Geral, and CVM Resolution 727/14, meeting the minimum requirements and, at the same time, disclosing only relevant information to assist readers in making decisions. Therefore, all the relevant information used in business management are highlighted in this document.

The individual and consolidated financial statements were prepared based on the historical cost, except for derivative financial instruments, financial investments and carbon credits recognized in other current and non-current assets that were measured at fair value and are expressed in thousands of Brazilian Reais (“R$”), rounded to the nearest thousand, as well as the disclosure of amounts in other currencies, when necessary, were also expressed in thousands. Items disclosed in other currencies are duly identified, whenever applicable.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The main accounting policies applied in the preparation of these individual and consolidated financial statements are defined below. These policies have been applied consistently in all years presented, with the exception of (i) the presentation of segment information (note 26), which changed as a result of the acquisition of Avon (note 4) and (ii) the application of the practical expedient related to benefits granted in lease agreements that occurred as a direct consequence of the Covid-19 pandemic.

3.1	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is (i) expected to be realized or intended to be sold or consumed in the normal operating cycle; (ii) held primarily for the purpose of trading; (iii) expected to be realized within twelve months after the reporting period; or (iv) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when (i) it is expected to be settled in the normal operating cycle; (ii) it is held primarily for the purpose of trading; (iii) it is due to be settled within twelve months after the reporting period; or (iv) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities, as disclosed on note 3.18.

3.2	Foreign currency translation

Functional currency

The items included in the financial statements of the Company and each of the companies included in the consolidated financial statements are measured using the currency of the main economic environment in which each the companies operates ("functional currency").

3.2.1	Transactions and balances in a currency other than the functional currency

Foreign currency transactions, that is, any currency other than the functional currency, are converted into the functional currency of the entities included in these consolidated financial statements using the exchange rates prevailing on the dates of the transactions. The financial statements are presented in thousands of Brazilian Reais (R$), corresponding to the functional currency of the Company's presentation.

Balance sheet account balances are remeasured using the exchange rates prevailing at the end of the reporting period. Foreign exchange gains and losses arising on the settlement of such transactions and the remeasured of monetary assets and monetary liabilities denominated in foreign currency are recognized in the statement of income, as “Financial income” and “Financial expenses”.

3.2.2	Subsidiaries with different functional currency

In preparing the consolidated financial statements, the statement of income and statement of cash flows and all other changes of assets and liabilities of foreign subsidiaries, whose functional currency is not the Brazilian Real, are translated into Brazilian Reais at the monthly average exchange rates, which approximates the exchange rate in effect on the date of the transactions.

The balance sheet is translated into reais at the exchange rate prevailing at the reporting date. The effects of exchange rate variations resulting from these translations are presented under the Other Comprehensive Income (“OCI”) in the statement of comprehensive income, and in equity.

The translation calculation is different for Natura Cosméticos S.A. – Argentina (“Natura Argentina”), which became a hyperinflationary economy as of July 1, 2018 (see below), in which the balance sheet is translated into Brazilian Reais at the exchange rates prevailing at the reporting date.

3.2.3	Hyperinflationary economy

Starting on July 2018, Argentina has been considered a hyperinflationary economy. As per CPC 42 - Financial Reporting in Hyperinflationary Economies (IAS 29), the non-monetary assets and liabilities, equity items and the statement of income of the subsidiary Natura Argentina, whose functional currency is the Argentinean peso, are adjusted so that the figures are reported in the monetary measurement unit at the reporting date. The monetary

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

unit considers the effects measured by the Consumer Price Index (“IPC”) in Argentina starting January 1st, 2017, and Argentina’s Domestic Retail Price Index (“IPIM”) up to December 31, 2016. Consequently, as required by CPC 42 (IAS 29), the operating results of the subsidiary Natura Argentina must be disclosed as highly inflationary starting from July 1, 2018 (with reflections from January 1st, 2018, year in which the existence of hyperinflation was first identified).

Non-monetary assets and liabilities recorded at historical cost and equity items of Natura Argentina were adjusted for inflation based on the aforementioned indices, and effects of hyperinflation resulting from changes in the overall purchasing power were presented in the statement of income. The statement of income is adjusted at the end of each reporting period based on the variation in the general price index for the period.

The net effect of inflation adjustment in 2020 on (i) non-monetary assets and liabilities, (ii) items in the statement of changes in equity, and (iii) statement of income, was presented in a specific line for hyperinflation as finance expenses (see note 30).

For the translation of the accounting balances of the subsidiary Natura Argentina to the presentation currency (R$) used in the Company's individual and consolidated financial statements, the following procedures, as required by CPC 02 (R2) - The effects of changes in foreign exchange rates (IAS 21), were adopted:

➢	Assets, liabilities and equity items balances were translated at the exchange rate prevailing at the reporting date (0.06189 Argentinean peso for each Brazilian Real in December 2020); and

➢	Revenues and expenses of the year were translated at the exchange rate prevailing at the reporting date (0.06189 Argentinean peso for each Brazilian Real in December 2020), instead of the average exchange rate of the period, which is used to translate currencies in non-hyperinflationary economies;

The accumulated inflation for the year ended December 31, 2020 was 36.1% (54.5% as at December 31, 2019), as per IPC index.

As of December 31, 2020, the application of CPC 42 (IAS 29) resulted in (i) a negative impact on the financial expenses of R$ 20,625 (R$ 13,947 as at December 31, 2019), and (ii) a negative impact on net income for the year of R$ 106,206 (R$ 68,940 as at December 31, 2019).

The translation of the statement of income at the exchange rate on the reporting date, instead of average monthly exchange rate of the year, resulted in a positive impact on OCI for the fiscal year ended December 31, 2020 of R$ 32,160 (R$ 17,666 as at December 31, 2019).

3.3	Consolidation

The following procedures are applied in the preparation of the consolidated financial statements:

a)	Investments in subsidiaries

The Company controls an entity when it is exposed to, or is entitled to, the variable returns arising from its involvement with the entity and can affect those returns by exercising its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date when the Company obtains control until the date when the control ceases to exist. The Company has interests in subsidiaries only.

In the individual financial statements, the investments in subsidiaries are accounted for using the equity method. The financial statements of the subsidiaries are prepared as at the same reporting date as the parent company. Whenever necessary, adjustments are made to suit subsidiaries accounting policies to those of the Company.

In accordance with the equity method, the portion attributable to the Company on the net profit or loss for the year of these investments is recorded in the statement of income of the parent company under the line “Equity income”. All intra-group balances, income and expenses and unrealized gains and losses arising from intra-group transactions are eliminated completely. The OCI of subsidiaries is recorded directly in the Company's equity under the item “OCI”.

Below is a list of the Company's subsidiaries as of December 31, 2020 and 2019:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Ownership - %
	2020	2019
Direct ownership:
Avon Products, Inc.	100.00	-
Natura Cosméticos S.A.	100.00	100.00
Natura &Co International S.à r.l.	100.00	-

In the preparation of the consolidated financial statements, financial statements as at the same reporting date and consistent with the Company's accounting policies were used. Investments were eliminated in proportion to the investor's interest in shareholders' equity and in the results of subsidiaries, assets and liabilities balances, income and expenses and unrealized results, net of income tax and social contribution, resulting from operations between the companies.

Direct subsidiaries activities are as follows:

➢	Natura Cosméticos S.A.: is a publicly-held corporation, established in accordance with the laws of the Federative Republic of Brazil on June 6, 1993, for an indefinite term. Founded in 1969 in the Federal State of São Paulo, Brazil, it is among the ten largest direct sales companies in the world. Under the Natura brand, most of products are developed from natural ingredients originating from Brazilian biodiversity and distributed predominantly through direct sales by independent beauty consultants. The subsidiary's focus is the sale of cosmetics and fragrances in general. It also operates through e-commerce and has an expanded network of its own physical stores, with 61 stores in Brazil (43 in 2019), 7 stores abroad (France, Argentina and Chile) in 2020 (9 stores in 2019), and 474 franchised stores (256 in 2019). The Body Shop International Limited (The Body Shop) e Emeis Holding Pty Ltd. (Aesop) subsidiaries are also classified in this entity.

➢	Avon Products, Inc.: a global manufacturer and marketer of beauty and related products, with operations started in 1886 and established under the laws of the State of New York in the United States of America on January 27, 1916. It conducts its business in the beauty sector and other consumer products through direct selling companies to create, manufacture and market beauty and non-beauty products. Its business is carried out mainly through one channel: direct selling.

➢	Natura &Co International S.à r.l.: company established in 2020 with the purpose of acquiring, managing and selling stakes in national and foreign companies, in addition to raising and lending funds to other entities consolidated by the Company.

b)	Ownership interest of non-controlling shareholders

The Company opted to measure any non-controlling interest initially by the proportionate interest in acquiree’s identifiable net assets on the acquisition date. Changes in the Company’s interest in a subsidiary that do not result in loss of control are recorded as “Transactions with shareholders” in the statement of changes in equity.

As at December 31, 2020, and 2019, there are no subsidiaries directly or indirectly controlled that have significant interests held by non-controlling shareholders.

3.4	Business combinations and goodwill

Business combinations (except for those involving entities under common control) are accounted for by applying the acquisition method. The consideration transferred is measured at fair value as at the date of the acquisition, as well as the identifiable assets acquired, and liabilities assumed. The consideration transferred does not include amounts related to the settlement of pre-existing relationships, which are generally recognized in the statement of income for the year.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs. The financial assets and liabilities assumed are assessed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Acquisition-related costs are recorded as expenses as incurred and recognized as other operating expenses. Any goodwill arising from the transaction is tested annually for impairment, and when circumstances indicate that the carrying value may be impaired.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Goodwill is initially measured at cost, as the excess of the aggregate amount of (i) the consideration transferred, measured at fair value; (ii) the amount of any non-controlling interest in the acquiree; and (iii) in a business combination achieved in stages, the fair value of the acquirer’s previously held equity interest in the acquiree at the acquisition-date; over the net of the amounts of the identifiable assets acquired and the liabilities assumed. When this aggregate amount is lower than the net of the amounts of the identifiable assets acquired and the liabilities assumed, a gain on a bargain purchase is recognized immediately in the statement of income. Subsequently, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (“CGU”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

In a business combination involving entities under common control, in which all of the combining entities or business are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory, the Company applies the predecessor accounting method.

When applying this method, the financial statements consider the historical accounting records of the acquired entity as equivalent to the Company's records, reflecting (a) the operating results and equity position of the acquired company in previous years; (b) the operating results of the Company and its acquired entity resulting from the restructuring; (c) the Company's assets and liabilities at historical cost (and at the preceding fair value, when applicable); and (d) the earnings per share of the Company in all years presented (adjusted when applicable). In these cases, therefore, there is no calculation of goodwill and any effect recorded in equity.

3.5	Cash and cash equivalents

Cash and cash equivalents are maintained for the purpose of meeting short-term cash commitments, not for investment or other purposes. Cash and cash equivalents include cash, demand deposits and short-term investments realizable within 90 days of the original date of the security or considered to be highly liquid granted by the issuer or convertible into a known amount of cash and which are subject to an insignificant risk of changes in value. Instruments that are not eligible for the classification of cash and cash equivalents, due to their liquidity, maturity or even the risk of changes in value, are classified as short-term investments.

3.6	Financial instruments

3.6.1	Financial assets

Initial recognition and measurement

Upon initial recognition, a financial asset is measured at fair value and, subsequently, is measured at amortized cost, at fair value through other comprehensive income (“FVTOCI”), or at fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the characteristics of the contractual cash flows of the financial asset and the business model of Company and its subsidiaries for the management of these financial assets. The business model for managing financial assets refers to how the company manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Except for trade accounts receivable that do not contain a significant financing component or to which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus transaction costs, in the case of financial asset not measured at fair value through profit or loss. In general, all financial assets are subsequently measured at fair value through profit or loss.

Subsequent measurement

Financial assets at amortized cost

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment analysis. Gains and losses are recognized in the statement of income when the asset is derecognized, modified, or impaired.

The financial assets of the Company and its subsidiaries classified as at amortized cost include trade accounts receivable, other current assets (except for carbon credits measured at fair value, as disclosed in note 3.9) and non-current assets balances (see note 6.6).

Financial assets at fair value through OCI (debt instruments)

For debt instruments at fair value through OCI, interest income, foreign exchange remeasurement and impairment losses or reversals are recognized in the statement of income and calculated in the same manner as for financial assets measured at amortized cost. The resulting changes in fair value are recognized in OCI; upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss. The Company and its subsidiaries do not hold any financial asset classified under this category.

Financial assets classified as at fair value through OCI (equity instruments)

Upon initial recognition, the Company can elect to irrevocably classify its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under CPC 39 / IAS 32- Financial Instruments: Presentation and are not held for trading. Classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other operating income (expenses), net, in the statement of income when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the financial asset’s cost, in which case, such gains are recorded in OCI. Equity instruments classified as at fair value through OCI are not subject to impairment assessment. The Company and its subsidiaries do not hold any financial asset classified under this category.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income. This category includes derivative instruments and short-term investments which the Company and its subsidiaries had not irrevocably elected to classify as at fair value through OCI.

Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Derecognition (write-off) of financial instruments

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when the rights to receive cash flows from the asset have expired, when the Company and its subsidiaries transfer its rights or risk to receive cash flows of the asset or when the Company and its subsidiaries have assumed an obligation to pay the full amount of received cash flows, without significant delay to a third party under an on-lending agreement and either (i) the Company and its subsidiaries transfer substantially all risks and benefits of the asset, or (ii) the Company and its subsidiaries neither transferred nor retained substantially all risks and benefits of the asset, but transferred the asset control.

When the Company and its subsidiaries transfer its rights to receive cash flows of an asset or execute an on-lending agreement, it assesses whether, and at which extent, they have retained the risks and benefits of ownership. When the Company and its subsidiaries neither transfers or retains substantially all risks and benefits of the asset, nor transferred the control over the asset, the Company and its subsidiaries continue to recognize the asset transferred to the extent of its continued involvement. In this case, the Company and its subsidiaries also recognize an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company and its subsidiaries have retained.

Impairment of financial assets

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company and its subsidiaries recognize an allowance for expected credit losses (“ECL”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company and its subsidiaries expect to receive, discounted at an approximation of the original effective interest rate.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure (a lifetime ECL), irrespective of the timing of the default.

For trade accounts receivable, the Company and its subsidiaries apply a simplified approach in calculating ECLs. Therefore, the Company and its subsidiaries do not track changes in credit risk, but instead recognize a loss allowance based on lifetime ECLs at each reporting date. The Company and its subsidiaries have recorded a provision that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. Further details are disclosed in note 5.6.

The Company and its subsidiaries consider a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

3.6.2	Financial liabilities

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of borrowings, financing and debentures, net of directly attributable transaction costs. The Company and its subsidiaries’ financial liabilities include borrowings, financing and debentures (note 20), derivative financial instruments (note 6) and trade accounts payable and reverse factoring operations (note 21).

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories: (i) financial liabilities at fair value through profit or loss; or (ii) financial liabilities at amortized cost.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities classified upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by CPC 38 / IAS 39 – Financial Instruments. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of income.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in CPC 48 (IFRS 9) are satisfied. The Company has not designated any financial liability as at fair value through profit or loss, except for derivatives and carbon credits (notes 3.6.3 and 3.9), respectively.

Financial liabilities at amortized cost

This is the most relevant category for the Company and its subsidiaries. After initial recognition, interest-bearing borrowings and financing are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by considering any premium or discount on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest amortization is included as finance costs in the statement of income.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

This category generally applies to borrowings and financing granted and contracted, subject to interest, included in note 20.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

The offsetting of financial instruments is also applied to bank balances subject to the central treasury management system (“cash pooling”) instituted with the financial institution, in which the current account positions of the Company and its subsidiaries (including overdraft balances) they are offset since the Company has a legally enforceable right to settle at the net amount and intends to settle the positions on a net basis.

3.6.3	Derivative financial instruments

Derivative instruments transactions contracted by the Company and its subsidiaries consist of swaps and non-deliverable forwards (“NDF”) intended exclusively to hedge against the foreign exchange risks related to balance sheet positions, acquisitions of inputs and property, plant and equipment, forecasted exports and forecasted foreign-denominated cash outflows for capital increases in foreign subsidiaries.

They are measured at fair value, and changes in fair value are recognized through profit or loss, except when they are designated as cash flow hedges, to which changes in fair value are recorded in OCI.

The fair value of derivative instruments is measured by the treasury departments of the Company and its subsidiaries based on information on each contracted transaction and related market inputs as at reporting date, such as interest and exchange rates.

For the purpose of hedge accounting, hedges are classified as (i) fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (ii) cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (iii) hedges of a net investment in a foreign operation.

Even with the adoption of CPC 48 / IFRS 9, the Company and its subsidiaries opted to maintain the hedge accounting practice in accordance with CPC 38 / IAS 39, according to the transition method provided for in item 7.2.21 of CPC 48 / IFRS 9.

At the inception of a hedge relationship, the Company and its subsidiaries formally designate and document the hedge relationship to which it wishes to apply hedge accounting, the risk management objective and the strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

During the years ended on December 31, 2020 and 2019, the Company did not enter transactions related to hedge of fair value or hedge of net investment. Cash flow hedges that meet all the qualifying criteria for hedge accounting are accounted for as described below.

Cash flow hedges

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Consists in providing hedge against variation in cash flows attributable to a specific risk related to a known asset or liability or a highly probable forecast transaction and that may affect profit or loss.

The effective portion of changes in fair value of derivative instruments that is designated and qualified as cash flow hedge is recognized in OCI and accumulated in the item “Gain (loss) from cash flow hedge operations” and “tax effect on gain (loss) from cash flow hedge operations”. In a cash flow hedge, the effective portion of gain or loss from the hedge instrument is recognized directly in OCI, in equity, while the ineffective portion of hedge is immediately recognized in finance income (expenses).

For the years ended on December 31, 2020 and 2019, the Company and its subsidiaries used derivative financial instruments, applying cash flow hedge accounting and, as disclosed in note 6.6, for hedge against the risk of change in exchange rates related to borrowings in foreign currency and purchase and sale transactions in foreign currency and intercompany borrowings operations that (i) are highly related to the changes in the market value of the hedged item, both at the beginning as well as during contract term (effectiveness between 80% and 125%), (ii) have documentation of the operation, hedged risk, risk management process and methodology used in assessing effectiveness, and (iii) are considered effective to reduce the risk related to the exposure to be hedged. It allows the application of the hedge accounting methodology, with their fair value measurement effect being recognized in equity and from their realization, on profit or loss in the line item related to the hedged item.

Hedge accounting is discontinued when the Company and its subsidiaries terminate the hedge relationship, the hedge instrument matures or is sold, revoked or executed, or no longer qualifies to hedge accounting. Any gains or losses recognized in OCI and accumulated in equity up to that date remain in equity and are recognized when the forecasted transaction is eventually recognized in profit or loss.

If a planned transaction results in the subsequent recognition of a non-financial asset or liability, the cumulative gain or loss in OCI is recycled to profit or loss during the same year for which the non-financial asset acquired or non-financial liability assumed affects the profit or loss. For example, when the non-financial asset is depreciated or sold.

On the other hand, if a planned transaction results in the subsequent recognition of a financial asset or liability, the cumulative gain or loss in OCI is recycled to profit or loss during the same period for which the financial asset acquired or financial liability assumed affects the profit or loss. For example, when financial income or expense is recognized.

When the forecasted transaction is no longer expected, cumulative gains or losses deferred in equity are immediately recognized in the statement of income.

The Company assesses, throughout the hedge term, the effectiveness of its derivative financial instruments, as well as changes in their fair value.

For the years ended December 31, 2020 and 2019, there were no losses related to the ineffective portion recognized in statement of income. The fair values of derivative financial instruments are disclosed in note 6.6.

3.7	Trade accounts receivable

Trade accounts receivable correspond to amounts receivable for the sale of goods and services in the normal course of the activities of the Company and its subsidiaries and are recognized to the extent that the consideration that is unconditional is due by the customer (that is, only the passage of time required before payment of the consideration is due).

3.8	Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

The Company and its subsidiaries consider the following items when determining its provision for inventory losses: discontinued products, products with slow turnover, expired products or products nearing the expiration date and products that do not meet quality standards, recorded as “Cost of sales”.

3.9	Carbon Credits – Carbon Neutral Program

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In 2007, the Company and its subsidiaries assumed a commitment to be a Carbon Neutral company, which is to neutralize its emissions of greenhouse gas (“GHG”), throughout its production chain, from extraction of raw materials to post- consumption. The commitment, which currently refers only to operations under the Natura brand, is not a legal obligation, since Brazil does not have a reduction target, despite being a signatory to the Kyoto Protocol. For this reason, it is considered a constructive obligation under CPC 25 / IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, which requires the recognition of a provision in the financial statements if it is subject to disbursement and measurable.

The liability is estimated through annually audited inventories of carbon emissions and measured at fair value based on the market price for the acquisition of licenses for neutralization. On December 31, 2020, the balance recorded as "Other non-current liabilities" (see note 24), refers to the total carbon emissions during the period of 2007 to 2020 that have not yet been offset by corresponding projects and therefore no execution of the carbon certificate.

The Company and its subsidiaries elected to make purchases of carbon credits by investing in projects with environmental benefits arising from the voluntary market. Thus, the costs will generate carbon credits after completion or maturation of these projects. Such expenses were recorded at their respective fair value in the line item “Other current assets” (see note 15).

Upon effective delivery of the related carbon credit certificates to the Company and its subsidiaries, the obligation of being carbon neutral is effectively fulfilled; therefore, the asset balances are offset against those of the liabilities.

The difference between the carrying amounts of assets and liabilities as at December 31, 2020 refers to the amount of cash disbursed in advance for investments in ongoing projects and, for this reason, not yet available for neutralization of emissions and offset of the liability.

3.10	Property, plant and equipment

Property, plant and equipment is measured at cost of acquisition or construction, plus interest capitalized during construction period, in the case of qualifying assets, and reduced by accumulated depreciation and impairment losses, if applicable. Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if applicable.

Land is not depreciated. Depreciation of the other assets is calculated to reduce the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their useful lives and is recognized in the statement of income. The estimated useful lives of the assets are mentioned in note 17.

Gains and losses on disposals are calculated by comparing the proceeds from the sale with the net carrying amount and are recognized in the statement of income as “Other operating income (expenses), net”.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company and its subsidiaries.

3.11	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each reporting date. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, and when circumstances indicate that the carrying value may be impaired, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal (i.e., at the date the receiver of the asset obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss in the line item “other operating income (expenses), net”.

The main classes of intangibles are set forth below.

3.11.1	Software

Licenses of software and enterprise management systems acquired are capitalized and amortized according to the useful lives described in note 18, and maintenance costs are recognized as expenses when incurred.

System acquisition and implementation costs are capitalized as intangible assets when the asset is identified, when there is evidence that future economic benefits will flow into the entity and when the asset is controlled by the Company, taking into consideration its economic and technologic viability. The amounts incurred on software development recognized as assets are amortized under the straight-line method over its estimated useful life. The expenditures related to software maintenance are expensed when incurred.

3.11.2	Trademarks and patents

Separately acquired trademarks and patents are stated at their historical cost. Trademarks and patents acquired in a business combination are recognized at fair value on the acquisition date. For trademarks and patents with definite useful lives, amortization is calculated on a straight-line basis at the annual rates described in note 18.

3.11.3	Relationship with retail clients, franchisees and sub-franchisees

Relationships with retail clients, franchisees and sub-franchisees acquired in business combinations are recognized at fair value on the acquisition date and their amortization is calculated on a straight-line basis, based on rates shown in note 18.

3.11.4	Key money with defined useful life

Key money with defined useful life is recorded at the acquisition cost and amortized on a straight-line basis during the rental period, as shown in note 18.

3.11.5	Developed technologies

Developed technologies include technology for product development (including formulas, labeling data, manufacturing processes, regulatory approvals, product packaging and designs) arising from business combination, and are recognized at fair value on the date of acquisition and its amortization is calculated using the straight-line method, based on the rates shown in note 18.

3.12	Impairment of non-financial assets

The Company and its subsidiaries assess, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company and its subsidiaries estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or the CGU fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the entity’s weighted average cost of capital in which the generating cash unit operates, and that reflects the current perceptions of market participants.

The Company bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Company’s CGU to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income.

Goodwill is tested for impairment annually as at December 31, and when circumstances indicate that the carrying amount may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGU) to which the goodwill relates. When the recoverable amount of the CGU is less than it carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31, at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

3.13	Leases

On January 1, 2019, the Company and its subsidiaries applied CPC 06 (R2) / IFRS16 - Leases, which introduced one sole lease model, replacing the concept of classifying between operating and finance lease (previously according to IAS 17 / CPC 06 (R1) – Leases), which was applied by the Company and its subsidiaries up to December 31, 2018.

The Company and its subsidiaries assess at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. The Company and its subsidiaries (as a lessee) apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company and its subsidiaries recognize lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

3.13.1	Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, disclosed in note 19.

The right-of-use assets are also subject to impairment, as disclosed on note 3.12.

3.13.2	Lease liabilities

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

At the lease commencement date, the Company and its subsidiaries recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and its subsidiaries and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate the lease.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company and its subsidiaries use its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (i.e., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company’s and its subsidiaries lease liabilities are disclosed in note 19.

3.13.3	Short-term leases and leases of low-value assets

The Company and its subsidiaries apply the short-term lease recognition exemption to its short-term leases regardless of its nature (that is, those leases that have a lease term of 12 months or less from the start date and do not contain a purchase option). The Company also applied the lease of low-value assets recognition exemption for leases that, according to its policy, are considered of low value, regardless of its nature. Lease payments on short-term leases and leases of low-value assets are recognized as an expense using the straight-line basis over the lease term.

3.14	Non-current assets held for sale and discontinued operations

The Company and its subsidiaries classify non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuous use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively for the purpose of resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of income.

The amounts presented as held for sale and discontinued operations come from Avon's business combination process. These amounts refer to the discontinuity of the acquired company's operations in North America and reflect the costs incurred in resolving contingencies associated with that operation. The Company presents these effects as part of its discontinued operations since it considers the discontinued operations of the

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

subsidiary Avon as an extension of the Company and for assessing that this presentation reliably represents the essence of the associated transaction.

3.15	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of a qualifying asset that necessarily requires a significant effort to be ready for its intended use or sale are capitalized as part of the cost of the corresponding asset. All other borrowing costs are expensed in the period they are incurred. Borrowing costs consist of interest and other costs incurred by an entity related to a borrowing.

3.16	Trade accounts payables under a supply chain finance arrangement

The Company and its subsidiaries enter in a supply chain finance arrangement with a financial institution to facilitate administrative procedures for suppliers to advance receivables related to the routine purchases of the Company and its subsidiaries. In this operation, the financial institution separately offers to pay the supplier in advance in exchange for a discount and, when there is the agreement between the bank and the supplier (the decision to join this transaction is solely and exclusively of the supplier), the Company and its subsidiaries pay the financial institution on the original payment date at the full-face value of the originating payable.

This operation does not change the amounts, nature and timing of the liability (including previously agreed-upon terms, prices and conditions) and it does not affect the Company and its subsidiaries with financial charges practiced by the financial institution, on performing a thorough analysis of suppliers by category. There is not guarantee granted by the Company.

Additionally, the payments made by the Company represent purchases of goods and services, are directly related to invoices from suppliers and do not change the Company's cash flows. Thus, the Company and its subsidiaries continue to recognize the liability as a trade accounts payable and these transactions are presented as operating activities in the statement of cash flows.

3.17	Provisions for risks

Provisions are recognized when the Company and its subsidiaries have a legal or constructive obligation as a result of past events, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and its value can be reliably estimated. Provisions are quantified at the present value of the expected outflow of resources embodying economic benefits to settle the obligations using the appropriate discount rate according to risks related to the liability.

The provisions for tax, civil, and labor risks are adjusted for inflation through the end of the reporting period to cover probable losses, based on the nature of the risk and the opinion of the Company’s legal advisors.

Contingent assets are not recognized by the Company and are only disclosed, in case of probable receipt of economic benefits. If it is practically certain that economic benefits will be received, the asset and the corresponding gain are recorded in the financial statements of the year corresponding to the change in the estimate.

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured at the higher of the amount that would be recognized in accordance with the requirements for provisions above or the amount initially recognized less (when appropriate) cumulative amortization recognized in accordance with the requirements for revenue recognition.

3.18	Current and deferred income tax and social contribution

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities based on the tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income. Management periodically assesses the tax treatment assumed in the determination of taxes on profit with respect to situations in which the applicable tax regulation gives rise to interpretations that may be different and considers whether it is likely that the tax authority would accept the uncertain tax treatment. The Company assesses these taxes balances based on the most probable or expected value, depending on which method is assessed as the one that provides the best forecast for resolving the uncertainty.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company and its subsidiaries have material uncertain tax positions, any of which an unfavorable outcome under litigation could result in a material adverse impact to our financial statements.

In Brazil, they include the corporate income tax (“IRPJ”) and the social contribution on net income (“CSLL”), which are calculated based on taxable income by applying the 15% rate plus additional of 10% on taxable income exceeding R$ 240 for IRPJ and 9% for CSLL and considers the offset of tax losses and tax loss carryforwards, limited to 30% of taxable income. Taxable income reflects profit before taxes adjusted by non-taxable and non-deductible items (both temporary and permanent items).

Deferred taxes represent tax debits and credits on temporary differences between tax base and accounting base of assets and liabilities on accrued tax losses. Deferred tax and contribution assets and liabilities are classified as “non-current” as required by CPC 32 / IAS 12 – Income taxes.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date and reflect the uncertainties relating to these taxes, when applicable.

Deferred tax assets and liabilities are offset if there is a legal feasible right to offset tax liabilities against tax assets, and if they are related to taxes registered by the same tax authority under the same taxable entity. Thus, for presentation purposes, tax asset and liability balances are disclosed separately.

3.19	Borrowings and financing

Borrowings and financing are initially recognized at fair value, net of transaction costs incurred and are, subsequently, measured at amortized cost. Any difference between raised and settled the amounts is recognized in the statement of income, using the effective interest rate method during the period in which the borrowings and financing are outstanding.

Borrowings and financing costs, whether specific or not, that are directly attributable to the acquisition, construction or production of a qualifying asset in accordance with the Company's policy, are capitalized as part of the asset’s cost when it is likely to result in future economic benefits to the entity and that such costs can be reliably measured. Other borrowing costs are recognized as expenses in the period in which they are incurred.

3.20	Employee benefits

3.20.1	Short-term benefits

The obligations of short-term benefits for employees are recognized as payroll expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by the employee in the past and the obligation can be reliably estimated.

3.20.2	Profit sharing program

The Company and its subsidiaries recognize a liability and an expense for its profit sharing program based on criteria that it considers the profit attributable to its shareholders after certain adjustments and which is tied to the achievement of specific operational goals and objectives, which are established and approved in the beginning of each year.

3.20.3	Defined contribution plans

Obligations to contribute to defined contribution plans are recognized in the statement of income as personnel expenses when the related services are rendered by employees. Contributions paid in advance are recognized as an asset to the extent that a cash refund or a reduction in future payments is possible.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.20.4	Defined benefit plans

The Company's net obligation for defined benefit plans (retirement and post-employment health care) is calculated for each plan based on the estimated amount of future benefit that the beneficiaries receive in return for services in exercises previous years. This amount is discounted to its present value and is presented net of any plan asset’s fair value. The calculation of the defined benefit plan obligation is carried out annually by a qualified actuary using the Projected Unit Credit Method. When the calculation results in a potential asset for the Company, the asset to be recognized is limited to the present value of economic benefits available in the form of future reimbursements or reductions in future plan contributions. To calculate the present value of economic benefits, any minimum cost requirements are considered.

The current service cost and accrued interest on the present value of the liability are recognized in the statement of income and the actuarial gains and losses, generated by the remeasurement of the liability due to changes in actuarial assumptions, are recognized in OCI. In case of changes or reductions in the plan, the effects of the cost of past services are recognized in the statement of income on its occurrence date.

3.21	Share-based payment

The Company's executives are granted the following stock option plans, settled exclusively with its own shares:

i)	Stock option plan;

ii)	Restricted stock plan, and

iii)	Strategy acceleration program.

The plans are measured at fair value at the grant date. In determining the fair value, the Company uses an adequate valuation method, details of which are disclosed in note 29.1.

The cost of transactions settled with equity instruments is recognized, together with a corresponding increase in shareholders’ equity under the heading "Additional paid-in capital", throughout the period in which the service conditions are fulfilled, ending on the date on which the employee acquires the full right to the award (acquisition date). The cumulative expense recognized for equity instruments transactions settled on each base date up to the acquisition date reflects the extent to which the vesting period has transpired and the Company’s best estimate of the number of equity instruments to be acquired. The expense or credit of the period is recorded in the line item "Selling or Administrative expenses" in the statement of income, depending on the internal department where the eligible employee is allocated.

For the stock option plan and the strategy-acceleration program, despite the expiration of the term for exercise, the recognized expense is not reversed since the right has been acquired by executives.

When an award of equity instruments settlement is cancelled (except when the cancellation occurs due to loss of right over the equity instrument for not fulfilling the grants conditions), it is treated as if it had been acquired on the date of cancellation, and any expense not recognized is registered immediately. This includes any award for which Company, or the counterparty have the option not to fulfill the non-acquisition obligation. All cancellations of transactions settled with equity securities are treated in the same way.

The dilution effect of options granted is reflected as additional share dilution in the calculation of diluted earnings per share (note 32).

3.22	Dividends and interest on equity

The proposed distribution of dividends and interest on capital made by Management that is within the portion equivalent to the minimum mandatory dividend is recorded in the line item “Dividends and interest on equity” in current liabilities, as it is considered as a legal obligation provided for by the Company’s bylaws. However, the portion of dividends exceeding minimum dividends declared by management after the reporting date, but before the authorization date for the issuing of the financial statements, is recognized in the line item “Additional proposed dividend”, in shareholders' equity.

For corporate and accounting purposes, interest on capital is stated as allocation of income directly in shareholders’ equity.

3.23	Treasury shares

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company’s own equity instruments which are reacquired (treasury shares) are recognized at acquisition cost and deducted from shareholders' equity. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of the Company's own equity instruments.

3.24	Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to offset, are accounted for. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

Government grants received relate to measures introduced by governments where the Company and its subsidiaries operate as a measure to mitigate the impacts of the Covid-19 pandemic. Those grants are mostly related to payroll assistance resulting from job maintenance programs offered by different jurisdictions in which the Company and its subsidiaries operate and totaled R$ 192,686 (before income taxes), recognized in the statement of income during the year 2020 (no subsidies of this nature were received in 2019). There are no unfulfilled conditions or contingencies linked to these grants.

3.25	Reportable segments

The information per business segment is presented in note 26 in a manner consistent with the internal report provided to the chief operating decision maker.

The main decision-making body of the Company, which is responsible for defining the allocation of resources and for the performance assessment of the operating segments, is the Board of Directors.

Additionally, the Company has a Group’s Operational Committee (“GOC”), that includes the CEOs of Natura &Co, Natura &Co Latam, Avon International, The Body Shop and Aesop, in addition to representatives of key business areas (Finance, Human Resources, Business Strategy and Development, Legal, Innovation and Sustainability, Operations and Corporate Governance), which advises the Board of Directors and is responsible for, among others things, monitoring the implementation of short and long-term strategies and making recommendations to the Board of Directors regarding the management of the Company, from the perspective of its results, allocation of resources among business units, cash flow and talent management.

3.26	Revenue from contract with customer

Revenue from contracts with customer is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company and its subsidiaries expect to be entitled in exchange for those goods or services. The Company and its subsidiaries have concluded that it is the principal in its revenue arrangements.

The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price, the Company considers the effects of variable consideration, existence of a significant financing component, noncash consideration, and consideration payable to the customer (if any).

Below are set forth the nature and other considerations on the transaction price and the moment in which the performance obligation is fulfilled for each of the main revenue streams.

3.26.1	Direct sales

Revenue from sales is generated by sales to the Company’s subsidiaries consultants (our customers) based on the fair value of consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. Revenue from sales is recognized when the performance obligation is fulfilled, i.e., when the promised product is physically delivered, and the consultant obtains control over the product.

Revenue from sales is generated and accrued initially in the sales subsidiary ledger of the Company’s subsidiaries from the moment when the dispatch slip is issued in the customers’ name. However, since revenues are recorded only when the final delivery of products actually occurs, the Company registers a provision to eliminate the amount of revenue related to products dispatched and not yet received by the consultants on each reporting date.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.26.2	Direct sales – Additional charges and penalties for late payments

The Company’ subsidiaries Natura, Avon and The Body Shop International Limited (“The Body Shop” or “TBS”) charges its customers (consultants) additional charges and penalties for late payments in the settlement of sales receivables. Due to the level of uncertainty in collecting these amounts (variable consideration), the subsidiaries recognize revenue from additional charges and penalties for late payments only upon its collection.

3.26.3	Retail sales

In direct and indirect subsidiaries, responsible for Natura, Avon, Aesop and TBS brands, which operate in the retail market, sales revenues are measured based on the fair value of consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. These revenues are recognized when the performance obligation is fulfilled, i.e., when the promised product is physically transferred, and the consumer obtains control over the product.

3.26.4	Other performance obligation

3.26.4.1	Loyalty program (points campaign)

The Company subsidiaries offer points campaign (loyalty program), in which customers accumulate points while buying the Company's products to be exchanged (redeemed) for products in the future. Measurement of points is based on their expected cost, plus a margin. The amount allocated to the loyalty program is deferred and the revenue is recognized upon redemption of the points accumulated by Natura, Avon and TBS consultants for retail and direct sales, or when they expire or are no longer considered redeemable. The loyalty program points are valid for up to approximately 5 months (6 cycles).

3.26.4.2	Program for recognition of Natura and Avon consultants’ performance

The Company’s subsidiaries have performance recognition programs, in which it awards its consultants based on achievement of targets and objectives. The Company’s subsidiaries believe that this performance recognition program has a high value and hence is considered a performance obligation. Measurement of performance recognition programs is based on their expected cost, plus a margin. The amount allocated to performance recognition programs is deferred and revenue is recognized when awards are delivered to the Company’s Consultants.

3.26.4.3	Events

The Company and its subsidiaries organize events to encourage and recognize the best Consultants. The Company and its subsidiaries believe that these events have an added value for consultants, in addition to generating in them an expectation to participate in these events. Thus, the Company believes that these events are a performance obligation. Measurement of events is based on their expected cost, plus a margin. The amount allocated to events is deferred and the revenue is recognized when the event is held.

3.26.4.4	Franchises (courses, training and consulting/outfit and opening)

Upon execution of the agreement, the Company charges from franchisees a fixed amount, part of which is allocated to courses, training and consultancy to train and instruct the franchisee to sell “Natura” and “The Body Shop” brand products. In addition, other part of the charged amounts refers to outfit (specific products to be used at the franchisee store) and inauguration (franchisee’s store opening event). The Company and subsidiaries believe that these items represent a material right and, for such, they are considered a performance obligation. Measurement is based on the market value of these items, which are initially recognized as deferred revenue. When the franchisee’s store is opened, this deferred revenue is allocated to the statement of income.

3.26.4.5	Franchisees (advertising fund)

Upon the execution of the agreement, the Company charges from franchisees a fixed amount, a part of which is for the advertising fund (monthly delivery of showcases). The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on the market value of this item, which is initially recognized as deferred

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

revenue. This revenue is deferred and allocated to the statement of income upon the delivery of showcases to the franchisees.

3.26.4.6	Franchises (brand-right of use)

Upon the execution of the agreement, the Company’s subsidiaries charge from franchisees a fixed amount, part of which is for the use of the “Natura” brand. The Company and its subsidiaries believe that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on residual value, i.e., the remaining value after excluding the market value of courses, training and consultancy services, outfit and inauguration, and the advertising fund. The amount is initially recognized as deferred revenue, which is allocated to profit or loss, on a straight-line basis, over the term of the franchise agreement.

3.26.4.7	Royalties revenues

Sales by franchisees and sub-franchisees of the subsidiary The Body Shop are recognized when performance obligations are satisfied, goods are transferred to the customer and the customer is in control. The performance obligation is the license to operate in the market.

Revenues are allocated to the license and are recognized over time, in accordance with the license agreement. Under IFRS 15 – Revenue from contract with customer, the initial franchise fee is not considered a separate performance obligation and, as a result, the amounts charged to the customer are therefore allocated to the license performance obligation and recognized over the term of the agreement.

3.26.4.8	Incentives related to “free-of-charge” products and promotional gifts

The Company and its subsidiaries grant incentives related to “free-of-charge” products and promotional gifts for its customers (Natura and Avon Consultants and/or end consumers). Since it is considered a material right, the Company and its subsidiaries recognize it as a performance obligation. Considering that the delivery of products and the fulfillment of the performance obligation to delivery “free-of-charge” products or promotional gifts occurs at the same time, the Company and its subsidiaries concluded that an allocation of prices and monitoring these two performance obligations separately are not applicable. Thus, revenue is recognized when the physical transfer of the product occurs, and the customer obtains control of the product.

3.27	Sales taxes

Expenses and assets are recognized net of sales taxes, except (i) when sales taxes incurred on the purchase of goods or services are not recoverable from the tax authorities, in which case the sales tax is recognized as part of the acquisition cost. the asset or expense item, as the case may be; (ii) when the amounts receivable and payable are presented together with the value of taxes on sales; and (iii) when the net amount of taxes on sales, recoverable or payable, is included as a component of the amounts receivable or payable in the balance sheet.

3.27.1	Non-inclusion of ICMS in the bases for calculating contributions to PIS and COFINS

The Company and its subsidiaries filed lawsuits to challenge the non-inclusion of ICMS in the calculation basis of contributions to PIS and COFINS.

On March 31, 2017, the Company, based on the conclusion of the judgment by the Plenary of the Supreme Federal Court, of Extraordinary Appeal No. 574.706 / PR, in which it was defined by the system of general repercussion that the ICMS cannot compose the PIS and COFINS tax base, reversed the provision set up in the amount of R$ 297,216 and started to exclude the amount of ICMS from contributions to PIS and COFINS on a monthly basis. The Company's decision was based on the position of its legal advisors who understand that the Supreme Court's judgment should be immediately applicable to all taxpayers and, therefore, the prospect of loss of shares is classified as remote.

Despite the fact that the Extraordinary Appeal No. 574.706 / PR has no final judgment, considering that the Motion for Clarification with request for modulation of the effect of the decision opposed by the PGFN is still pending judgment by the Supreme Federal Court, the Company, supported in the opinion

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

of legal advisors, understands that (i) the decision of the Supreme Federal Court was categorical when determining that “the ICMS - without any limitation - does not compose the calculation basis for the incidence of PIS and COFINS” and (ii) due to elements proceedings in Extraordinary Appeal No. 574,706 / PR and in the lawsuits of the Company and its subsidiaries, the risk of loss for possible discussion on the ICMS to be excluded from the calculation basis of contributions to PIS and COFINS is classified as remote.

The Company and its subsidiaries recognize tax credits arising from lawsuits for the exclusion of ICMS from the PIS and COFINS basis, as a result of the unappealable conclusion of these lawsuits. Existing credits for the lawsuits that have not yet been concluded, are considered contingent assets in the financial statements (note 23.3).

3.27.2	Concept of supplies for calculating credits of PIS and COFINS contributions

The Company and its subsidiaries claim that PIS and COFINS credits are measured and calculated reliably and based on the best interpretation of current legislation and the country's jurisprudential scenario, whose evolution is permanently assessed by the Company and its legal advisors.

3.28	Statement of added value

The purpose of this statement is to disclose the wealth created by the Company and its subsidiaries and their distribution during a certain reporting period, and is presented by the Company, as required by the Brazilian Corporate Law, as an integral part of its individual financial statements, and as supplementary information of the consolidated financial statements, since this statement is not set forth nor mandatory by IFRS.

The statement of added value was prepared using information obtained in the same accounting records used to prepare the financial statements and pursuant to the provisions of the Brazilian accounting standard CPC 09 - Statement of Added Value. The first part of the statement presents the wealth created by the Company, represented by revenues (taxable gross revenue, including taxes levied thereon, other income, and the effects of the expected credit losses), inputs acquired from third parties (cost of sales and purchase of materials, energy, and services from third parties, including taxes levied at the time of the acquisition, the effects of impairment losses, and depreciation and amortization), and the value added received from third parties (profit of equity method investees, financial income, and other income). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions, lenders and lessors, and shareholders.

3.29	New standards and interpretations issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s and its subsidiaries financial statements are disclosed below, except for those which, in Management's assessment, have no potential effect on the financial statements. The Company and its subsidiaries intend to adopt these standards, if applicable, when they become effective.

3.29.1	Amendments to IAS 1 (CPC 26 (R1)): Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 - Presentation of Financial Statements (correlated to CPC 26 (R1)) to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (i) what is meant by a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right; and (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning after January 1st, 2023 and must be applied retrospectively. The Company and its subsidiaries are currently assessing the impact the amendments will have.

3.29.2	Reference to the Conceptual Framework (CPC 00 (R2)), amendments to IFRS 3 (CPC 15 (R1))

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In May 2020, the IASB issued amendments to IFRS 3 – Business Combinations (correlated to CPC 15(R1)), “Business Combinations - Reference to the Conceptual Framework”. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

The Board also added an exception to the recognition principle of IFRS 3 (CPC 15(R1)) to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 (CPC 25) or IFRIC 21 – Levies (ICPC 19), if incurred separately.

At the same time, the Board decided to clarify existing guidance in IFRS 3 (CPC 15(R1)) for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.

The amendments are effective for annual reporting periods beginning after January 1st, 2022 and, although not having any current impact on the Company, they may be applicable to new business combinations in the future.

3.29.3	IFRS 9 (CPC 48), Financial Instruments – Fees in the “10 per cent” test for derecognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9 (CPC 48). The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after January 1st, 2022. The Company will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which it first applies the amendments. The amendments are not expected to have a material impact on the Company but may be applicable to changes and/or derecognition of liabilities in the future.

3.29.4	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (CPC 48, CPC 38, CPC 40 (R1), CPC 11 and CPC 06 (R2), respectively), Reference interest rate reform (Phase 2)

In 2020, the IASB completed the second phase of the review process for IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (CPC 48, CPC 38, CPC 40 (R1), CPC 11 and CPC 06 (R2), respectively ), in response to the reform of the interest rate reference index (started in phase 1, as disclosed in note 3.30.2) . The changes address the possible effects that may arise from changes in contractual cash flows or hedge relationships when replacing the interest rate reference index by the entity as well as additional disclosure requirements relating to the effect of the interest rate benchmark reform on the entity’s financial instruments and risk management strategy, including the nature and extent of risks to which the entity is exposed and how the entity manages these risks and the entity’s progress in completing the transition to an alternative benchmark rates.

Considering the extinction of LIBOR over the next few years, the Company and its subsidiaries are evaluating their contracts with clauses that envisage the discontinuation of the interest rate. Most debt contracts linked to LIBOR have some clause to replace this rate with a reference index or equivalent interest rate and, for contracts that do not have a specific clause, a renegotiation will be carried out between the parties. Derivative contracts linked to LIBOR provide for a negotiation between the parties to define a new rate or an equivalent rate will be provided by the calculation agent.

It is important to note that the clauses for changing the indexes of the debt contracts of the Company and its subsidiaries indexed to LIBOR, establish that any replacement of the indexation rate in the contracts can only be evaluated in 2 (two) circumstances (i) after communication of an official government entity with formalization of the extinction and exchange of the contract's effective rate, and this communication must define the exact date on which LIBOR will be extinguished and / or (ii)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

syndicated operations begin to be executed at a rate indexed to Secured Overnight Financing Rate (“SOFR”). Therefore, the negotiation of debt contracts and their related derivatives will start after these events.

The Company mapped all of its contracts subject to LIBOR reform that have not yet been subject to the transition to an alternative reference rate and as of December 31, 2020, the Company and its subsidiaries had R$ 761,074, related to loan and financing contracts and, until the moment, awaits the official event of the extinction of LIBOR to start negotiating its contracts with counterparties.

The Company understands that it will not be necessary to change the risk management strategy due to the change in the indexes of financial contracts linked to LIBOR. The Company believes it is reasonable to assume that the negotiation of the indexes of its contracts, when the official trigger allows, will move towards the replacement of LIBOR by SOFR, as the available information indicates that SOFR will be the new interest rate adopted by the capital market. Based on the information available to date, the Company does not expect to have significant impacts on its debts and derivatives linked to LIBOR.

3.30	New standards, amendments and interpretations of standards adopted for the first time for the year beginning on January 1st, 2020

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1st, 2020. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3.30.1	Amendments to IFRS 3 - Definition of a Business

The amendment to IFRS 3 – Business Combinations (CPC 15(R1)), clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Company but may impact future periods if the Company enters any new business combination.

3.30.2	Amendments to IFRS 7, IFRS 9 and IAS 39 (CPC 40(R1), CPC 48 and CPC 38, respectively), Interest Rate Benchmark Reform (Phase 1)

The amendments to IFRS 9 and IAS 39 – Financial Instruments: Recognition and Measurement (CPC 48 and 38, respectively) provide several reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the Company as it does not have any interest rate hedge relationships.

3.30.3	Amendments to IAS 1 and IAS 8 (CPC 26(R1) and CPC 23, respectively), Definition of Material

The amendments provide a new definition of “material” that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the financial statements of, nor is there expected to be any future impact to the Company and subsidiaries.

3.30.4	Conceptual Framework for Financial Reporting issued on March 29, 2018 (CPC 00(R2))

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the financial statements of the Company and subsidiaries.

3.30.5	Amendments to IFRS 16 (CPC 06 (R2)), Covid-19 Related Rent Concessions

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 – Leases (CPC 06 (R2)). The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment applies to annual reporting periods beginning on or after June 1st, 2020. This change brought a positive financial impact of R$ 58,700 in the statement of income of the Company and its subsidiaries.

4.	BUSINESS COMBINATION

Avon acquisition

On January 3rd, 2020, the Company acquired 100% of the voting shares of Avon. The Company’s acquisition was driven to significantly amplify the reach of its multi-channel, multi-brand group. As a result of the restructuring process held upon acquisition, Avon became a wholly owned subsidiary of the Company and the former shareholders of Avon became shareholders of the Company. As a result, Natura &Co acquired control of Avon and the acquisition was accounted for using the acquisition method.

The transaction costs incurred by the Natura &Co until the conclusion of the transaction on January 3rd, 2020, were approximately R$ 112,000.

The following table summarizes the preliminary calculation of the fair value of the compensation transferred on January 3rd, 2020.

In millions of R$, except for the number of shares
Number of Avon outstanding common shares as of January 3rd, 2020	536,383,776
Multiplied by the exchange ratio of 0.600 Natura &Co Holding Shares per each Avon common share	321,830,266
Multiplied by the market price of Natura &Co shares on January 3 d, 2020	41,00
Compensation in the issuance of shares	13,195,041
Adjustment to the transferred compensation (a)	171,073
Fair value of the Compensation to be transferred	13,366,114

a)	Related to the effects of replacements and settlements of share-based payment plans, of which the amount of R$80 thousand refers to the share-based payment plans of Avon, in which it was substituted by Natura &Co, and R$ 91 thousand refers to the stock option plans liquidated as a result of the conclusion of the transaction. These are pre-combination installments that were regarded as a transferred compensation.

The fair values of the identifiable assets and liabilities of Avon as at the date of acquisition were:

In thousands of R$

Purchase consideration transferred (1)	13,366,114

Fair value of assets acquired:
Cash and cash equivalents	2,636,108
Trade accounts receivable (2)	1,135,269
Inventories	1,919,683
Other current assets	1,031,136
Non-current assets held for sale	199,050
Property, plant and equipment	2,912,482

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Deferred income tax and social contribution	667,034
Right of use (3)	564,669
Other non-current assets	475,096
Judicial deposits	283,885
Recoverable taxes	531,930
Surplus pension plan (other assets)	553,297
Intangibles (4)	5,846,812

Fair value of liabilities assumed:
Borrowings, financing and debentures	7,256,583
Accounts payable	2,915,418
Salaries, profit sharing and social charges	621,203
Dividends and interest on equity payable	405,916
Derivative financial instruments	15,518
Operating expenses accruals	999,653
Provision for restructuring (other liabilities)	152,896
Lease liabilities	777,200
Tax liabilities	341,258
Income tax and social contribution	30,068
Provision for tax, civil and labor risks (5)	1,693,096
Liabilities from discontinued operations (other liabilities)	64,844
Deferred income tax and social contribution (6)	592,534
Other liabilities	1,007,623
Total identifiable net assets at fair value	1,882,641

Non-controlling interest	27,555

Goodwill arising on acquisition (7)	11,511,028

(1)	Refers to the fair value of the acquired shares, which is the amount disbursed on the shares exchange.

(2)	The fair value of the trade accounts receivable amounts to R$ 1,135,269 and is equivalent to it carrying amount and, it is expected that the carrying amount can be collected.

(3)	The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favorable terms of the lease relative to market terms.

(4)	The fair value of intangibles includes the intangible assets acquired and recognized by Avon before the allocation of the fair value, in the amount of R$ 291,235, plus the effects of the allocation of the fair values described below.

Fair value for the intangibles “Avon” tradename, power brands and developed technology has been calculated based on the income approach and the relief-from-royalty method. The relief from royalty method is often used to calculate the value of a trademark or trade name. This method is based on the concept that if an entity owns a trademark, it does not have to pay for the use of it and therefore is relieved from paying a royalty. The amount of that theoretical payment is used as a surrogate for income attributable to the intangibles. The valuation is arrived at by computing the present value of the after-tax royalty savings, calculated by applying an appropriate royalty rate to the projected revenue, using an appropriate discount rate.

Fair value for relationship with sales representatives has been calculated based on the Multi Period Excess Earnings Method (“MEEM”), method that isolates the income/cash flow that is related to the intangible asset being valued and estimates fair value through the sum of the discounted future excess earnings attributable to the intangible asset.

	Nature	Fair value	Useful life
“Avon” tradename	Represents the fair value of the "Avon" tradename. The relief-from-royalty method has been applied considering a benchmark of similar royalty transactions.	2,022,163	Indefinite
Power brands	Represents the fair value of Avon's main brands. The relief-from-royalty method has been applied considering a benchmark of similar royalty transactions as well as the relative importance of the respective brands for Avon’s revenue generation.	517,592	20 years
Developed technology	Represents the fair value of all technology necessary to develop Avon products, including formulae, labeling data, manufacturing processes, regulatory approvals, product packaging, and designs. the relief-from-royalty method has been applied based on existing contractual relations involving Avon’s developed technology.	1,131,573	5 years
Sales Representatives	Represents the fair value of the relationship between Avon and its sales representatives. Fair value is calculated based on the active representatives by country as of the valuation date, multiplied by the respective average ticket price as well as projected information on the average ticket growth which includes future inflation. The churn rate and the projected information have been considered as significant assumptions.	1,884,249	7 to 12 years
		5,555,577

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(5)	Contingent liabilities assumed in the acquisition that are considered present obligations arising from past events and that can be measured reliably were recognized and are initially measured at fair value on the acquisition date and subsequently measured in accordance with the requirements of IFRS 3 (CPC 15 (R1)), to a higher amount that would be recognized in accordance with IAS 37 (CPC 25). The fair value of the contingent liabilities includes the liabilities assumed and recognized by Avon before the allocation of the fair value, in the amount of R$ 872,993, plus the effects of the allocation of the fair values, which totaled R$ 820,103. The table below shows the total amount of contingent liabilities assumed on the date of the transaction, including the attributed fair value:

In thousands of R$
Tax	1,381,418
Civil	92,988
Labor	218,690
Total	1,693,096

(6)	Consists of deferred tax liabilities of approximately R$ 81,423 related to Avon opening balance and net position of deferred tax asset and liabilities related to purchasing price allocation of tax liabilities of R$ 511,111.

(7)	Goodwill is attributable to strong market position and geographic regions and will result in a more diversified and balanced global portfolio, as well as expected future profitability and operational synergies, such as supply, manufacturing, distribution and efficiency of the administrative structure and revenue growth. This goodwill arising from the transaction is not expected to result in a tax benefit, that is, deductible for tax purposes.

Since the acquisition date, Avon contributed with R$18,612,091 to revenues and impacted R$1,542,596 in losses in the Company’s consolidated financial statements. As the acquisition date is January 3rd, 2020 and there was no significant transaction on the first three days of 2020, such revenues and losses represent the impact in the Company's financial statements as if the acquisition date had occurred at the beginning of the year.

The disclosure of the net assets acquired in the financial statements of December 31, 2019 (in a note of subsequent events, given the date of acquisition) was made based on a preliminary assessment of fair value, since the Company was in the period of measurement of net assets at fair value. The table below demonstrate the variation between these preliminary effects presented on December 31, 2019 and the final effects presented in these individual and consolidated financial statements:

	As reported in 2019	Measurement period adjustments	2020
Total estimated consideration to be transferred	13,366,114	-	13,366,114
(-) Fair value of assets acquired:
Intangibles (1)	5,709,326	137,486	5,846,812
Other assets	12,911,674	(2,035)	12,909,639

(+) Fair value of liabilities assumed:
Provision for risks and contingencies (2)	651,000	1,042,096	1,693,096
Deferred income tax and social contribution (3)	671,693	(79,159)	592,534
Other liabilities	14,571,307	16,873	14,588,180
(-) Net assets	2,727,000	(844,359)	1,882,641

(+) Non-controlling interests	27,555	-	27,555
Goodwill from business combination	10,666,669	844,359	11,511,028

(1)	During the measurement period, the Company completed the identification and measurement of intangible assets obtained with the acquisition.

(2)	During the measurement period, the Company completed the identification and measurement of the contingent liabilities assumed evaluated as present obligations, as discussed above.

(3)	Reflects tax effects arising from the adjustments identified in the measurement period.

5.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the individual and consolidated financial statements requires management to make certain judgments and use assumptions and estimates based on experience and other factors considered relevant, which affect the values of assets and liabilities and which may present results that differ from actual results.

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the financial statements, are disclosed below.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

5.1	Deferred Income tax and social contribution

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies and other sources of income.

The Company has R$ 13,636,522 of tax losses carried forward as at December 31, 2020 (R$ 880,516 as at December 31, 2019). These losses relate to subsidiaries that have a history of losses, do not expire, and may not be used to offset taxable income in other subsidiaries. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. Based on this, the Company determined that cannot recognize deferred tax assets on the tax losses carried forward.

5.2	Provision for tax, civil and labor risks

The Company and its subsidiaries are parties to several legal and administrative procedures as described in note 23. Provisions are recorded for tax, civil and labor risks related to lawsuits that represent probable, except for those related to business combinations, and are estimated with a certain degree of certainty. The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, and their relevance in the legal system, as well as the assessment of legal advisors.

5.3	Post-employment healthcare plan

The cost of the post-employment healthcare plan is determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These are based on a series of financial and demographic assumptions, such as the discount rate, medical inflation, and percentage of adhesion to the plan, which are disclosed in note 24. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

5.4	Stock option plan, restricted share plan and strategy acceleration program

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about it.

The stock option plan, restricted share plan and strategy acceleration program are measured at fair value at the grant date and the expense is recognized in profit or loss during the vesting period and in “Additional paid-in capital” in shareholders’ equity. At the balance sheet dates, Management reviews the estimates as to the number of stock options/restricted shares and, where applicable, recognizes the effect arising from this review in profit or loss for period against shareholders’ equity. The assumptions and models used to estimate the fair value of the stock option plan, restricted share plan and strategy acceleration program are disclosed in note 29.1.

5.5	Impairment of non-financial assets

An impairment loss exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less cost of disposal and value in use. Fair value less costs of disposal is calculated based on information available about similar assets sold or market prices less additional costs to dispose of the asset.

Value in use is calculated based on the discounted cash flow model. Cash flows derive from a budget prepared for the following three to five years, according to the operating segment, and their projections consider the market’s expectations for operations, estimated investments and working capital, as well as other economic factors. The value in use is sensitive to the discount rate used under the discounted cash flow method, as well as the growth rate and perpetuity used for extrapolation purposes.

5.6	Allowance for trade accounts receivable expected credit losses

The allowance for expected losses on trade accounts receivable from customers is estimated based on the loss risk in an aging list model. The characteristics of the Company's trade accounts receivable are (i) immaterial

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk.

For trade accounts receivable, the Company applies the simplified approach in calculating expected credit losses (“ECL”) based on expected credit losses at each reporting date. The allowance determined based on (i) each of the subsidiaries credit losses historical experience, observed in each group of the accounts receivable aging list, and (ii) adjustments for specific prospective factors for defaulters and the economic environment. An estimated range is used based on the weighted average of the losses for the last 12 months. The calculation also considers the length of time of the relationship of the independent beauty consultant and a division between renegotiated and non-renegotiated overdue accounts receivable.

5.7	Allowance for losses on inventories

The allowance for losses on inventories is estimated using a methodology to contemplate discontinued products, materials with slow turnover, materials with an expired expiration date or close to the expiration date, and materials outside the quality parameters.

5.8	Leases - Estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).

The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

5.9	Measurement at fair value of financial instruments

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be measured based on prices quoted in active markets, the fair value is measured based on valuation techniques, including the discounted cash flow model. The inputs considered in these models are obtained from observable markets, when possible. In situations where these inputs cannot be obtained from observable markets, a degree of judgment is necessary to establish the respective fair values. Associated judgments include assessment of liquidity risk, credit risk and volatility. Changes in the assumptions related to these factors could affect the fair value of financial instruments.

5.10	Business combination

As disclosed in note 3.4, business combinations are accounted for using the acquisition method, which involves the valuation of assets acquired and liabilities assumed at the respective fair values. This assessment involves the use of estimates and assumptions that include significant judgments by the Company, including those applied in the measurement of brand, sales representatives and developed technology assets, as well as lease liabilities (adjustments to reflect favorable lease conditions in relation to market terms) and measurement and recognition of contingent liabilities.

The disclosures associated with these topics are included in note 4.

6.	FINANCIAL RISK MANAGEMENT

6.1.	General considerations and policies

Risks and financial instruments are managed through policies, the definition of strategies and implementation of control systems, defined by the risk management committees of the entities of the group, and approved by the Company's Board of Directors. The compliance of treasury financial instruments positions, including derivatives, in relation to these policies, is presented and assessed on a monthly basis by the Company’s Treasury Committee and subsequently submitted to the analysis of the Audit and Risk Management and Finance Committees, the Executive Committee and the Board of Directors.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Risk management of Natura &Co group operations is performed by the Company's Corporate Treasury, which is also responsible for approving short-term investments and borrowings transactions. Risk management of the subsidiaries Aesop, The Body Shop, Avon International and Natura &Co Latam is conducted by local treasury teams, subject to monitoring and approval of the Company’s Corporate Treasury.

6.2.	Financial risk factors

The activities of the Company and its subsidiaries expose them to several financial risks: market risk (including foreign currency and interest risks), credit risk and liquidity risk. The Company’s overall risk management program is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance, using derivatives to hedge certain risk exposures.

a)	Market risk

The Company and the subsidiaries are exposed to market risks arising from their business activities. These risks mainly comprise possible fluctuations in exchange and interest rates.

To hedge the current balance sheet positions of the Company and its subsidiaries from market risks, the following derivative financial instruments are used, which are comprised of the balances presented below, as of December 31, 2020 and 2019:

	Fair value (Level 2)
Description	Consolidated
	2020	2019
“Financial” derivatives	1,857,869	725,060
“Operating” derivatives	(11,092)	512
Total	1,846,777	725,572

b)	Foreign currency risk

The Company and its subsidiaries are exposed to foreign currency risk resulting from financial instruments in currencies other than their functional currencies, as well as to operating cash flows in foreign currencies. To reduce this exposure, policies were implemented to hedge the Company from foreign currency risk, which establish exposure levels related to these risks.

The treasury procedures defined by the current policies include monthly projection and assessment of the consolidated foreign exchange rate exposure of the Company and its subsidiaries, on which Management’s decision-making is based.

The Company’s foreign currency hedge policy considers the amounts of foreign currency of receivables and payables balances from commitments already assumed and recorded in the financial statements, as well as future cash flows, with a six-month average term, not yet recorded on the balance sheet.

Pursuant to the Foreign Exchange Hedge Policy, the derivatives entered into by the Company or its subsidiaries should eliminate the foreign currency risk of financial instruments in currencies other than their functional currencies and should also limit losses due to foreign exchange rate variations on future cash flows.

To protect from the foreign exchange exposures in relation to foreign currency, the Company and its subsidiaries enter into transactions with derivative financial instruments such as swap and forward exchange contracts (“NDF”).

c)       Derivatives instruments to hedge foreign exchange rate risk

The Company and its subsidiaries classify derivatives into “Financial” and “Operating”. “Financial” derivatives include swaps or forwards engaged to hedge from foreign currency risk of borrowings, financing, debt securities and intercompany borrowings denominated in foreign currency. “Operating” derivatives are used to hedge from foreign currency risk from the business’s operating cash flows.

As of December 31, 2020, the derivative balances are composed as follows:

Financial derivatives

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated	Principal (notional) amount		Fair value		Gain (loss)
Description	2020	2019	2020	2019	2020	2019
Swap contracts: (a)
Asset position:
Long position - U.S. dollar	2,576,890	2,664,001	4,683,900	3,729,691	421,897	312,984
Liability position:
CDI floating rate:
Short position in CDI	(2,576,890)	(2,664,001)	(2,803,797)	(3,002,623)	(172,885)	(248,028)

Forward contracts (NDF):
Liability position:
Post-fixed CDI rate:
Short position at interbank rate	1,409,102	200,896	(22,234)	(2,008)	(16,778)	(160)
Total net derivative financial instruments:	1,409,102	200,896	1,857,869	725,060	232,234	64,796

(a)	Swap transactions consist of swapping the exchange rate fluctuation for a correction related to a percentage of the fluctuation of the Interbank Deposit Rate (post-fixed CDI), in the case of Brazil.

For the derivatives held by the Company and its subsidiaries as of December 31, 2020 and 2019, as the contracts are directly with financial institutions and not through stock exchanges, there are no margin deposits to guarantee these operations.

Operating derivatives - Consolidated

As at December 31, 2020 and 2019, the Company and its subsidiaries held derivative financial instruments of the forward type with the objective of hedging from foreign currency risk of operating cash flows (such as import and export operations):

	Principal (notional) amount		Fair value
Description	2020	2019	2020	2019
Net position - GBP and USD	1,585,280	200,896	(7,670)	(2,008)
Forward contracts	165,830	1,302,869	(3,422)	512
Total derivative instruments, net	1,751,110	1,503,765	(11,092)	(1,496)

Sensitivity analysis

For the foreign currency risk sensitivity analysis, Management of the Company and its subsidiaries believes that it is important to consider, in addition to the assets and liabilities with exposure to fluctuations in exchange rates recorded in the balance sheet, the fair value of the financial instruments entered into by the Company to hedge certain exposures on December 31, 2020 and 2019, as set forth in the table below:

	Consolidated
	2020	2019
Borrowings and financing in foreign currency in Brazil (a)	(4,246,692)	(3,381,959)
Receivables in foreign currency in Brazil	236,782	10,007
Trade accounts payable in foreign currencies in Brazil	(14,459)	(10,543)
Fair value of financial derivatives	4,680,478	3,729,691
Net asset exposure	656,109	347,196

(a)	Excluding transaction costs.

This analysis considers only financial assets and liabilities recorded in Brazil in foreign currency, since exposure to the foreign exchange rate variation in other countries is close to zero due to the strong currency and effectiveness of its derivatives, and it is considered that all other variables, especially interest rates, remain constant and do not consider any impact of the forecasted purchases and sales.

The following table shows the projection of the incremental loss that would have been recognized in profit or loss for the subsequent year, if the current net foreign exchange exposure remains static, based on the following scenarios:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Consolidated
Parity - R$ vs US$	5.1967	5.1880	3.8910	2.5940
	Scenario	Scenario	Scenario I	Scenario II
Operation/Instrument	Real	Probable	Depreciation 25%	Depreciation 50%
Assets denominated in US$
Fair value of “financial” derivatives	4,680,478	(7,881)	(1,570,668)	(4,696,241)
Trade accounts receivable recorded in Brazil in foreign currency	236,782	(399)	(79,459)	(237,579)

Liabilities denominated in US$
Borrowings and financing in Brazil in foreign currency (a)	(4,246,692)	7,151	1,425,099	4,260,994
Accounts payable registered in Brazil in foreign currency	(14,459)	24	4,852	14,508
Impact on net income and equity		(1,105)	(220,176)	(658,318)

The probable scenario considers future US dollar rates for a 90 days-term. According to quotations obtained at the Brazilian Stock Exchange (“B3”) as at December 31, 2020 and in line with the first maturities of financial instruments with exchange exposure, R$5.19 / US$ 1.00. Scenarios II and III consider an increase/decrease in the US dollar of 25% (R$3.89 / US$ 1.00) and 50% (R$2.59 / US$1.00), respectively. Management uses the probable scenario in the assessment of possible changes in the exchange rate and presents the referred scenario in compliance with IFRS 7/CPC 40 - Financial Instruments: Disclosures.

The Company and its subsidiaries do not use derivative financial instruments for speculative purposes.

At the subsidiary Avon, the sensitivity analysis is prepared based on the foreign exchange contracts outstanding at December 31, 2020, all of which were entered into to hedge foreign currency exposures. This hypothetical analysis prepared by Avon does not consider exposures other than the US dollar. The hypothetical impact was calculated on open positions using forward rates as of December 31, 2020, adjusted for an assumed appreciation or depreciation of 10%, 25% or 50% of the US dollar in relation to these hedge transactions. A hypothetical appreciation of the US dollar against foreign exchange contracts would minimize gains by R$ 82,889, R$ 207,223 or R$ 414,447, respectively, and a hypothetical depreciation of 10%, 25% or 50% of the US dollar against our foreign exchange contracts would increase gains by R$ 82,889, R$ 207,223 or R$ 414,447, respectively.

Derivative instruments designated for hedge accounting

The Company formally designated its operations subject to hedge accounting for derivative financial instruments for hedging borrowings denominated in foreign currency of Natura Cosméticos S.A. and Natura Distribuidora de México, S.A. de C.V and to protect operating cash flows from The Body Shop's foreign currency purchase and sales transactions, documenting the following:

➢	The hedging relationship;

➢	The Company’s objective and risk management strategy in contracting the hedge transaction;

➢	Identification of the financial instrument;

➢	The hedged item or transaction;

➢	The nature of the risk to be hedged;

➢	Description of the hedging relationship;

➢	The statement of the ratio between the hedging instrument and the hedged item, where applicable; and

➢	The statement of prospective effectiveness of the hedge.

The outstanding positions of derivative financial instruments designated as cash flow hedge on December 31, 2020 as set forth below:

Cash flow hedge instrument – Consolidated

					Other comprehensive income
	Hedged item	Notional currency	Notional value	Fair value (a)	Accumulated contract gain (loss)	Gain in the 12-month period
Currency Swap – US$/R$	Currency	BRL	2,576,020	1,879,348	249,021	183,342
Forward contract (The Body Shop)	Currency	BRL	1,096,227	(4,882)	(4,882)	(5,135)
Forward contract (Natura Indústria)	Currency	BRL	17,807	(702)	(702)	(201)
Total			3,690,054	1,873,764	243,437	178,006

The changes in cash flow hedge reserve recorded in OCI are shown below:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated
Cash flow hedge balance as at December 31, 2018	(27,840)
Change in the fair value of hedge instrument recognized in OCI	107,337
Tax effects on fair value of hedge instrument	(36,768)
Cash flow hedge balance as at December 31, 2019	42,729
Change in the fair value of hedge instrument recognized in OCI	178,006
Tax effects on fair value of hedge instrument	(61,658)
Cash flow hedge balance as at December 31, 2020	159,077

The Company designates as cash flow hedge the derivative financial instruments used to offset variations arising from foreign currency exposure, in the market value of contracted debts, other than the functional currency.

d)       Interest rate risk

The interest rate risk arises from financial investments and short and long-term borrowings and financing. Financial instruments issued at variable rates expose the Company and its subsidiaries to cash flow risk associated with interest rates. Financial instruments issued at fixed rates expose the Company and its subsidiaries to the fair value risk associated with the interest rate.

The Company’s cash flow risk associated with interest rate arises from investments and short-term and long-term borrowings and financing issued at floating rates. The Company's Management holds, for the most part, the indexes of its exposures to deposit and lending interest rates tied to floating rates. Financial investments are adjusted by the Interbank Deposit Rate (“CDI”) whereas borrowings and financing are adjusted by the Long-Term Interest Rate (“TJLP”), CDI and fixed rates, according to the contracts entered into with financial institutions and through the negotiation of securities with investors in that market.

Sensitivity analysis

On December 31, 2020, there are borrowings, financing and debentures contracts denominated in foreign currency that are linked to interest swap contracts, changing the liability index rate to the CDI variation. Accordingly, the risk of the Company and its subsidiaries becomes the exposure to the variation of the CDI. The following table presents the exposure to interest rate risks of transactions related to CDI, including derivative transactions (borrowings, financing and debentures in Brazil were considered in full, given that 99.1% of the amount is related to the CDI):

	Company	Consolidated
Total borrowings and financing - in local currency (note 20)	(515,966)	(9,591,809)
Operations in foreign currency with derivatives related to CDI (a)	-	(4,231,104)
Short-term investments (notes 7 and 8)	845,197	3,865,319
Net exposure	329,231	(9,957,594)

a)	Refers to transactions involving derivatives related to CDI to hedge the borrowings and financing arrangements raised in foreign currency in Brazil.

The sensitivity analysis considers the exposure of borrowings and financing, net of short-term investments, linked to CDI (notes 7 and 8).

The following tables show the projection of incremental loss that would have been recognized in profit or loss for the following year, assuming that the current net liability exposure is static and the following scenarios:

Company
Description	Risk	Probable scenario	Scenario II	Scenario III
Net liability	Rate increase	198	1,811	3,424

Consolidated
Description	Risk	Probable scenario	Scenario II	Scenario III
Net liability	Rate increase	(3,626)	(33,235)	(62,844)

The probable scenario considers future interest rates for 90 days-term, according to B3 quotations on the expected dates of the first maturities of financial instruments with exposure to interest rates, as at December 31, 2020. Scenarios II and III consider an increase interest rates by 25% (2.45% per year) and 50% (2.94% per year), respectively, over a CDI rate of 1.96% per year.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

e)	Credit risk

Credit risk refers to risk of a counterparty not complying with its contract obligations, which would result in financial losses for the Company. The Company’s and its subsidiaries sales are made to a high number of Natura and Avon consultants and this risk is managed through a credit granting process. The result of this management is reflected in the “Allowance for expected credit losses” under “Trade accounts receivables”, as shown in note 9.

The Company and its subsidiaries are also subject to credit risks related to financial instruments entered for the management of its business, mainly represented by cash and cash equivalents, short-term investments and derivative instruments.

The Company believes that the credit risk of transactions with financial institutions is low, as these are considered as first tier by the Management.

The short-term investments policy adopted by the Company’s Management establishes the financial institutions with which the Company is allowed to do business, in addition to defining limits on funds allocation percentages and absolute amounts that may be allocated in each of these financial institutions.

f)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, bonds and securities, funds available through credit facilities and the ability to settle market positions.

Management monitors the Company’s and its subsidiaries liquidity level considering the expected cash flows in exchange for unused credit facilities, as shown in the following table:

	Company		Consolidated
	2020	2019	2020	2019
Total current assets	988,266	3,050,574	18,734,820	9,430,057
Total current liabilities	(566,230)	(3,080,906)	(16,159,586)	(7,518,423)
Total net working capital	422,036	(30,332)	2,575,234	1,911,634

As at December 31, 2020, the carrying amount of financial liabilities, measured using the amortized cost method, considering interest payments at a floating rate and the value of debt securities reflecting the forward market interest rates, may be changed due to the variation in floating interest rates. Their corresponding maturities, considering that the Company and its subsidiaries are in compliance with covenants, are shown below:

Company	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Carrying amount
Borrowings, financing and debentures	526,495	-	-	526,495	(10,529)	515,966
Payables to related parties, trade accounts payable and supply chain finance	9,693	-	-	9,693	-	9,693

Consolidated	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Carrying amount
Borrowings, financing and debentures	4,047,276	9,165,849	1,551,721	14,764,846	(941,933)	13,822,913
Leases	1,231,622	2,644,292	734,771	4,610,685	(752,230)	3,858,455
Payables to related parties, trade accounts payable and supply chain finance	6,774,205	-	-	6,774,205	-	6,774,205

The Company and its subsidiaries currently have a credit line of up to £70 million (seventy million British pounds), with guarantee, that can be withdrawn in installments to meet short-term financing needs of The Body Shop. This credit line has been used by the subsidiary since the first quarter of 2020 to reinforce its working capital and liquidity. The credit facilities up to R$ 150,000 (one hundred and fifty million reais), which was in effect as at December 31, 2019 was closed during the first half of 2020.

6.3	Covid-19 Impacts

The Company is monitoring the evolution of the Covid-19 pandemic in the markets it operates, especially with, regard to restrictive measures adopted by these jurisdictions. The Crisis Committee created in the second quarter of 2020 continuously analyzes the situation and acts to minimize impacts on the operations and on the

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

equity and financial position of the Company and its subsidiaries, with the objective of implementing appropriate measures, ensuring the continuity of operations, protect cash, improve liquidity and promote the health and safety of all.

Considering the uncertainties associated with the adversities observed in the economic scenario, Management also assesses the possible effects on the individual and consolidated financial statements, as discussed below:

6.3.1	Revenues

The Company's and its subsidiaries' businesses were affected by the pandemic mainly at the beginning of the year, with results recovering from the decreasing restrictions in the markets in which it operates, mainly in Brazil, as some of the main markets in Europe follow more restrictive measures to open stores and shops. The transition to the digital environment continued across all our brands, making it possible to offset the impact of store closures, with an increase in e-commerce sales, in addition to the growth seen in direct sales revenues.

6.3.2	Provision for expected losses on accounts receivable from customers

The Company and its subsidiaries have been evaluating the impact of the crisis on accounts receivable, due to the possibility of increasing credit risk, with the aim of ensuring the sustainability of the chain and supporting its customer network. Changes in provisions for expected losses are presented in note 9 and reflect an increase in 2020 arising from the incorporation of Avon balances, acquired in the year. We have not seen a material impact from the pandemic with respect to the default of our customers.

6.3.3	Impairment of non-financial assets

In the first quarter, the Company revised the projections used in the goodwill impairment tests considering the adverse scenario brought about by the pandemic and as a result the need to recognize an impairment provision was not identified. In the fourth quarter, the Company carried out the annual goodwill impairment test, as indicated in notes 3.1.12 and 18, and reached a conclusion similar to that in the first quarter.

Retail operations (mainly composed of physical stores) are not considered essential by government authorities, which led to the closure of part of these locations during different periods of 2020. Due to this adverse scenario, we performed an impairment test for the cash generating units that comprise these operations and as a result, a reduction in the recoverable amount of R$ 148,050 was recorded, as disclosed in note 19.

6.3.4	Leases

During the year, the Company and its subsidiaries renegotiated contracts and obtained discounts on store lease payments, as mentioned in note 19.

6.3.5	Operational continuity

Management is not aware of any material uncertainty that could generate significant doubts about its ability to continue operating indefinitely.

6.3.6	Capital management and liquidity risk and covenants

The Company uses part of the resources from private funding and capital increase (see notes 20 and 25), to accelerate its investments in the digitization of operations, which were intensified as a result of the Covid-19 pandemic. Continuous cost management, including on other investments and discretionary expenditures, and Government incentives were still used in several locations during the year. The Company ended the year with a robust cash position, resulting in greater deleveraging and ensuring compliance with our financial covenants.

6.4	Cyber-incident

In June 2020, the subsidiary Avon became aware that it was exposed to a cyber-incident in its Information Technology (“IT”) environment that interrupted some systems and partially affected Avon's operations. Avon involved leading external experts in cybersecurity and general IT controls, initiating a comprehensive containment and correction effort, as well as a forensic investigation. By mid-August, Avon had reestablished all its main business processes and resumed operations in all of its markets, including all of its distribution centers.

The cyber incident did not have a significant impact on the revenue performance of the subsidiary for the year

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

ended December 31, 2020, despite having resulted in a phasing of the subsidiary's revenue from the second to the third quarter of 2020, as the subsidiary met the order backlog that was created. The incremental expense incurred as a result of the cyber-incident was not material.

Although it has no indication that the accuracy and completeness of any financial information has been affected as a result of the incident, the subsidiary has performed extensive procedures to validate the accuracy and completeness of its financial information.

6.5	Capital management

The Company’s capital management objectives are to ensure that the Company is continuously capable of offering return to its shareholders and benefits to other stakeholders, in addition to maintaining an ideal capital structure to reduce this capital cost.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to the net debt divided by equity. The net debt corresponds to total borrowings and financings (including short and long-term borrowings and financings, as shown in the consolidated statement of financial position), deducted from cash and cash equivalents and short-term investments (except for “Crer Para Ver” funds).

6.6	Fair value estimate

Financial instruments that are measured at fair value at the reporting date as prescribed by IFRS 13/CPC 46 – Fair Value Measurement follow the hierarchy below:

➢	Level 1: Valuation based on quoted (unadjusted) prices in active markets for identical assets and liabilities on the reporting date. A market is seen as active if quoted prices are readily and regularly available from a Commodities and Securities Exchange, a broker, industry group, pricing service or regulatory agency, and those prices represent actual market transactions, which occur regularly on a purely commercial basis;

➢	Level 2: Used for financial instruments that are not traded in active markets (for example, over-the-counter derivatives), whose valuation is based on techniques that, in addition to the quoted prices included in Level 1, use other inputs adopted by the market for the asset or direct liabilities (i.e., as prices) or indirectly (i.e., derived from prices); and

➢	Level 3: Valuation determined by virtue of information, for assets or liabilities, that is not based on data adopted by the market (i.e., unobservable information).

The carrying amounts and fair values of the Company’s financial instruments as at December 31, 2020 and 2019 is presented as follows:

Company				Carrying amount		Fair value
	Note	Classification by category	Fair value hierarchy	2020	2019	2020	2019
Financial assets
Cash and cash equivalent	7
Cash and banks		Amortized cost	Level 2	1,501	2,173,101	1,501	2,173,100
Certificate of bank deposits		Amortized cost	Level 2	504,198	207,699	504,198	207,699
				505,699	2,380,800	505,699	2,380,799
Short-term investments
Exclusive investment funds	8	Fair value through profit or loss	Level 2	340,999	669,769	340,999	669,769

Accounts receivables – related parties	33.1	Amortized cost	Level 2	115,952	-	115,952	-

Financial liabilities
Borrowings in local currency	20	Amortized cost	Level 2	(515,966)	(2,883,382)	(515,966)	(2,883,382)
Trade accounts payable, supply chain finance and related parties	21/33.1	Amortized cost	Level 2	(16,887)	-	(16,887)	-

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated				Carrying amount		Fair value
	Note	Classification by category	Fair value hierarchy	2020	2019	2020	2019
Financial assets
Cash and cash equivalent	7
Cash and banks		Amortized cost	Level 2	4,436,123	3,110,220	4,436,123	3,110,220
Certificate of bank deposits		Amortized cost	Level 2	808,988	211,261	808,988	211,261
Repurchase transactions		Fair value through profit or loss	Level 2	576,108	1,192,101	576,108	1,192,101
				5,821,219	4,513,582	5,821,219	4,513,582
Short term investments	8
Government bonds		Fair value through profit or loss	Level 1	864,940	221,900	864,940	221,900
Restricted cash		Fair value through profit or loss	Level 2	40,425	-	40,425	-
Financial treasury bill		Fair value through profit or loss	Level 2	505,152	374,690	505,152	374,690
Loan investment fund		Fair value through profit or loss	Level 2	817,253	407,928	817,253	407,928
Dynamo Beauty Ventures Ltd fund		Fair value through profit or loss	Level 3	16,104	7,402	16,104	7,402
Certificate of bank deposits		Fair value through profit or loss	Level 2	292,878	21,327	292,878	21,327
				2,536,752	1,033,247	2,536,752	1,033,247

Trade accounts receivable	9	Amortized cost	Level 2	3,597,535	1,685,764	3,597,535	1,685,764

Judicial deposits	13	Amortized cost	Level 2	566,190	337,255	566,190	337,255

Carbon Credits	15	Fair value through profit or loss	Level 2	4,097	3,508	4,097	3,508

Sublease receivables	15	Amortized cost	Level 2	357,538	-	357,538	-

“Financial” and “operating” derivatives		Fair value through profit or loss - hedging instrument	Level 2	1,768,122	737,378	1,768,122	737,378
“Financial” and “operating” derivatives		Fair value through profit or loss	Level 2	139,856	-	139,856	-
				1,907,978	737,378	1,907,978	737,378

Financial liabilities
Borrowings, financing and debentures	20
Local currency borrowings		Amortized cost	Level 2	(9,591,809)	(7,412,443)	(9,466,921)	(7,445,672)
Foreign currency borrowings		Amortized cost	Level 2	(4,231,104)	(3,373,931)	(4,459,081)	(3,541,541)
				(13,822,913)	(10,786,374)	(13,926,002)	(10,987,213)

Carbon Credits	24	Fair value through profit or loss	Level 2	(5,560)	(4,519)	(5,560)	(4,519)

“Financial” and “operating” derivatives		Fair value through profit or loss - hedging instrument	Level 2	-	(10,158)	-	(10,158)
“Financial” and “operating” derivatives		Fair value through profit or loss	Level 2	(61,201)	(1,648)	(61,201)	(1,648)
				(61,201)	(11,806)	(61,201)	(11,806)

Lease liabilities	19	Amortized cost	Level 2	(3,858,455)	(2,517,565)	(3,858,455)	(2,517,565)
Trade payables and supply chain finance operations	21	Amortized cost	Level 2	(6,774,205)	(1,829,756)	(6,774,205)	(1,829,756)

The Company estimates that cash and cash equivalents, trade accounts receivable, trade accounts payable and other current liabilities balances are equivalent to their book values, mainly due to the short-term maturities of these instruments.

The carrying amounts of financial investments in Bank Deposit Certificates measured at amortized cost approximate their fair values as the operations are carried out at floating interest rates.

The carrying amounts of borrowings, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from carrying amounts as the agreed interest rates are consistent with current market rates.

The fair value of foreign exchange derivatives (swap and forward) is determined based on future exchange rates at the reporting date, with the resulting value discounted to present value.

The fair value of the investment in the Dynamo Beauty Fund, classified at level 3 of the fair value hierarchy is calculated based on information on the net value of the investment in the Fund (NAV) calculated by the Fund's manager based on valuation assumptions consistent with the accounting practices adopted in Brazil and IFRS, adjusted to reflect the fair value assumptions applicable to the nature of the Company's investment. The Company's valuation considers inputs not observable in the model, in order to reflect the contractual restrictions on this investment for early redemption of the security in the market. The significant unobservable inputs used in the measurement of fair value reflect a discount due to the lack of liquidity of the security, which represent the values that the Company determined that market agents would take into account for these discounts when defining the investment price. 1% increase (decrease) in the applied discount (15.4%) would result in an increase (decrease) in the fair value of the investment of R$ 185.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

There were no transfers between measurement levels in the fair value hierarchy for the year ended December 31, 2020 for these assets and liabilities.

7.	CASH AND CASH EQUIVALENTS

	Company		Consolidated
	2020	2019	2020	2019
Cash and banks	1,501	2,173,101	4,436,576	3,110,220
Certificate of Bank Deposits (a)	504,198	207,699	808,988	211,261
Repurchase transactions (b)	-	-	576,108	1,192,101
	505,699	2,380,800	5,821,672	4,513,582

(a)	As of December 31, 2020, Certificate of Bank Deposits (“CDB”) short-term investments are remunerated at an average rate of 103.2% of CDI (106.9% of CDI as of December 31, 2019) with daily maturities redeemable with the issuer itself, without significant loss of value.

(b)	Repurchase transactions are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined interest rate and within a predetermined term, which are backed by public or private securities (depending on the financial institution) and are registered within the Central of Custody and Financial Settlement of Securities (“CETIP”). As of December 31, 2020, repurchase operations are remunerated at an average rate of 100.0% of CDI (99.9% of the CDI on December 31, 2019).

8.	SHORT-TERM INVESTMENTS

	Company		Consolidated
	2020	2019	2020	2019
Exclusive investment funds (a)	340,999	669,769	-	-
Loan investment funds	-	-	817,253	407,928
Certificate of Bank Deposits (b)	-	-	292,878	21,327
Treasury bills (c)	-	-	505,152	374,690
Government bonds (LFT) (d)	-	-	864,940	221,900
Dynamo Beauty Ventures Ltd. Fund	-	-	16,104	7,402
Restricted cash	-	-	40,425	-
	340,999	669,769	2,536,752	1,033,247

Current	340,999	669,769	2,520,648	1,025,845
Non-current	-	-	16,104	7,402

(a)	The Company and subsidiaries concentrate most of their investments in an exclusive investment fund, which holds interest in shares of the Essential Investment Fund.

The values of the quotas held by the Company are presented under the heading “Exclusive Investment Fund” at the Parent Company. The financial statements of the Exclusive Investment Fund, in which the group has exclusive participation (100% of the quotas), were consolidated, except for the quotas of the Natura Institute, and the amounts of its portfolio were segregated by type of investment and classified as cash and marketable securities, based on the accounting practices adopted by the Company. For the purposes of consolidated presentation, the fund balance, as well as the positions of the other subsidiaries are presented according to the financial component.

(b)	Investments in CDBs classified as short-term investments are remunerated at an average rate of 100.0% of the CDI (106.9% of the CDI as at December 31, 2019). As at December 31, 2020, the “Crer Para Ver” line within the exclusive fund is R$ 57,609 (R$ 38,018 as at December 31, 2019).

(c)	As of December 31, 2020, investments in Treasury bills are remunerated at an average rate of 136.61% of the CDI (106% as at December 31, 2019).

(d)	As of December 31, 2020, investments in Government Bonds (LFT) are remunerated at an average rate of 105.9% of the CDI (100.4% of the CDI on December 31, 2019).

The composition of the securities that make up the portfolio of the Essential Investment Fund, in which the

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Company and its subsidiaries hold 100% interest, on December 31, 2020 and 2019, is as follows:

	Consolidated
	2020	2019
Certificate of Bank Deposits (CDB)	292,878	21,327
Repurchase transactions (cash and cash equivalent)	576,108	1,192,101
Financial letter	505,152	374,690
Government bonds (LFT)	864,940	221,900
	2,239,078	1,810,018

9.	TRADE ACCOUNTS RECEIVABLE

	Consolidated
	2020	2019
Trade accounts receivable	4,029,643	1,793,759
Allowance for expected credit losses	(432,108)	(107,995)
	3,597,535	1,685,764

Maximum exposure to credit risk at the reporting date is the carrying amount of each aging range, net of the allowance for expected credit losses, as shown in the aging list below:

	Consolidated
	2020	2019
Current	1,988,583	1,501,958
Past due:
Up to 30 days	1,506,460	142,069
31 to 60 days	173,121	36,466
61 to 90 days	111,735	27,789
91 to 180 days	249,744	85,477
Allowance for expected credit losses	(432,108)	(107,995)
	3,597,535	1,685,764

The changes in the allowance for expected credit losses for the year ended December 31, 2020 and 2019 are as follows:

Consolidated
Balance as at December 31, 2018	(129,242)
Additions	(209,515)
Write-offs (a)	232,034
Exchange variation	(1,272)
Balance as at December 31, 2019	(107,995)
Additions	(640,676)
Write-offs/reversals (a)	372,659
Exchange variation	(56,096)
Balance as at December 31, 2020	(432,108)

(a)	Refers to accounts overdue for more than 180 days which are written off when the Company has no expectation of recovering the trade accounts receivable and sales of customer portfolio.

The following table shows trade accounts receivable by exposure to doubtful accounts on December 31, 2020:

	Consolidated
	Trade accounts receivable	Allowance for expected credit losses
Current	1,988,583	(53,352)
Past due:
Up to 30 days	1,506,460	(76,848)
31 to 60 days	173,121	(56,124)
61 to 90 days	111,735	(54,172)
91 to 180 days	249,744	(191,612)
	4,029,643	(432,108)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

10.	INVENTORIES

	Consolidated
	2020	2019
Finished products	3,592,864	1,253,145
Raw materials and packaging	1,015,156	253,063
Consumables	170,188	82,228
Work in progress	36,025	27,346
Allowance for losses	(269,963)	(185,232)
	4,544,270	1,430,550

The changes in the provision for inventory losses for the year ended December 31, 2020 and 2019 are as follows:

Consolidated
Balance as at December 31, 2018	(178,268)
Additions, net (a)	(147,140)
Write-offs (b)	136,431
Exchange rate variation	3,745
Balance as at December 31, 2019	(185,232)
Additions, net (a)	(341,799)
Write-offs (b)	354,692
Exchange rate variation	(97,624)
Balance as at December 31, 2020	(269,963)

(a)	Refer to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the Company’s and its subsidiaries policy.

(b)	Consist of write-offs of products discarded by the Company and its subsidiaries.

11.	RECOVERABLE TAXES

	Company		Consolidated
	2020	2019	2020	2019
ICMS on purchase of goods (a)	-	-	681,147	434,832
Taxes on purchase of goods – foreign subsidiaries	-	-	230,260	39,475
ICMS on purchases of PP&E	-	-	9,578	10,628
PIS and COFINS on purchases of PP&E (b)	-	-	-	3,826
PIS and COFINS on purchase of goods (c)	-	-	780,841	280,087
Withholding PIS, COFINS and CSLL	-	-	1,669	2,378
Withholding income tax	23,637	-	23,637	-
Tax on Manufactured Products - IPI (d)	-	-	77,096	30,190
Other	-	5	199,333	3,438
	23,637	5	2,003,561	804,854

Current	23,637	5	1,071,349	395,640
Non-current	-	-	932,212	409,214

(a)	Tax credits related to the accumulated Brazilian tax on the circulation of goods, interstate and inter-municipal transport and communication services (“ICMS”) were generated mainly by purchases, whose tax rate is higher than the average sales and by the increase in exports.

(b)	Brazilian taxes on the acquisition of fixed assets: Social Integration Programs (“PIS”) and Contribution for Social Security Financing (“COFINS”).

(c)	The accumulated tax credits for PIS and COFINS basically arise from credits on purchases of raw materials used in production. The realization of these credits normally occurs through offsetting with sales operations in the domestic market.

(d)	The balance will be used to IPI payable in future operations of the Company's subsidiaries.

12.	INCOME TAX AND SOCIAL CONTRIBUTION

12.1	Deferred

The deferred Corporate Income Tax - IRPJ and Social Contribution on Net Income - CSLL amounts arise from temporary differences in the subsidiaries. For certain subsidiaries and the Company, deferred tax balances on tax losses were also recognized.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The amounts are as follows:

i)	Breakdown of deferred income tax and social contribution – Assets:

	Consolidated
	2020	2019
Tax loss carryforwards and negative basis of social contribution tax	456,567	193,566
Allowance for doubtful accounts	133,162	51,151
Allowance for losses on inventories	101,237	50,593
Provision for tax, civil and labor contingencies	57,560	53,377
Provision for ICMS – ST	19,552	24,659
Allowances for losses on advances to suppliers	265	898
Accrued benefits sharing and partnerships	25,912	17,483
Provision for profit sharing	77,434	54,427
Provision carbon credits	9,848	8,297
Profit not realized in inventories	40,706	32,899
INSS with Suspended Liability	-	17,757
Lease	30,493	22,268
Other expenses provision (a)	332,985	60,886
Post-employment healthcare plan	35,553	33,589
Net Operating Loss and Other Deduction Carryforwards	263,121	-
Stock option plan	334,416	112,095
Other temporary differences	208,279	35,323
Deferred income tax and social contribution assets	2,127,090	769,268
Effect of changes in fair value of derivative instruments, including hedge accounting transactions	(638,071)	(247,163)
Amortization and depreciation - useful life differences	(104,750)	(118,632)
Fair value of identifiable net assets in business combinations of Emeis Holdings Pty Ltd	-	(24,516)
Provision/(reversal) for losses - property and intangible assets	(44,544)	(4,509)
Deferred income tax and social contribution liability	(787,365)	(394,820)
Total of Deferred income tax and social contribution	1,339,725	374,448

a)	Refers to temporary differences arising from the provision for invoices for services and suppliers recorded for which invoices have not yet been issued.

Management assesses the possibility of offsetting deferred income tax assets and deferred income tax liabilities according to each jurisdiction. As a result, there are as income position deferred liabilities for Avon, The Body Shop and Aesop.

Management monitors the performance of all its entities and evaluates whether deferred tax assets can be realized from the four sources of taxable income: loss carryback potential, reversing taxable temporary differences, tax planning opportunities and forecasts of future taxable income. The Company does not have deferred tax assets that cannot be supported by one or more of these sources of income.

ii)	Breakdown of deferred income tax and social contribution – Liabilities:

	Consolidated
	2020	2019
Fair value of identifiable net assets in business combination (a)	1,288,045	450,561

a)	The balance includes deferred income tax liability on the fair value of net identifiable assets in the acquisition of Avon, The Body Shop and Aesop.

The Company has not recognized certain deferred tax assets on losses. These losses relate to subsidiaries that have a history of losses and may not be used to offset taxable income elsewhere in the Company. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Company has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

Description	Amount	Indefinite Expiration	Definite Expiration
Net Operating Loss (a)	11,733,876	10,401,642	1,332,234
Credits (b)	96,893	-	96,893
Other Future Deductible Items	1,538,418	100,068	1,438,350
Total	13,369,187	10,501,710	2,867,477

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

a)	During 2021, expirations of approximately R$31 million are expected, the remaining expirations would start to occur in 2022 and future period with the majority of loss/deduction carryforwards subject to expiration in 2031 and beyond.

b)	During 2021, expirations of approximately R$26 million are expected, the remaining expirations would start to occur in 2022 with the vast majority of utilizable credits subject to expiration in 2027. In addition, R$ 2,4 million of credits are currently subject to limitation, are not utilizable and will expire unutilized during 2022 to 2026.

Management continuously evaluates tax planning opportunities to prevent tax attributes from expiring unutilized.  As of December 31, 2020, there are no prudent and feasible tax planning opportunities that management would and could implement.  In addition, for the attributes noted above, there are no other sources of income available and as a result, these attributes remain unrecognized.

Management continuously evaluates all sources of income to allow unrecognized deferred tax asset to become recognized when it is probable that there are sufficient sources of income to allow for their recognition.  Generally, recognition will occur when there is a history of profits that can be sustained and relied upon in the future and/or when facts/circumstances change indicating that a history of losses has been overcome due to elimination of loss making factors, changes in operations and other factors

12.2	Reconciliation of income tax and social contribution:

	Company		Consolidated
	2020	2019	2020	2019

Income / (loss) After income tax and social contribution	-	(157,710)	-	304,566
Taxes on Company Formation (a)	-	206,592	-	206,592
Income / (loss) before income tax and social contribution (b)	(650,196)	48,882	(388,935)	511,158
Income tax and social contribution at the rate of 34%	221,067	16,620	132,238	(173,794)
Benefit of expenses with research and technological innovation	-	-	23,033	19,228
Tax incentives	-	-	10,018	12,457
Subsidy for investments (c)	-	-	128,173	24,864
Effect from differences of tax rates of entities abroad	-	-	(166,394)	26,907
Taxation of profits of subsidiaries abroad	-	-	(56,194)	(60,305)
Unrecognized tax benefits	(221,067)	(3,635)	(104,160)	(8,893)
Tax Benefits of interest on equity (IOE)	-	-	10,275	37,628
Exercise of stock options and restricted stock plans	-	-	(9,770)	9,696
Non-Deductible Donation/Contribution	-	-	(12,509)	(4,146)
UK Tax Law Rate Change (d)	-	-	(63,428)	-
Withholding Taxes	-	-	(63,754)	-
Imputed Income	-	-	(67,529)	(1,176)
Other permanent differences	-	(2,867)	(34,743)	(31,556)
Income tax and social contribution expenses	-	10,118	(274,744)	(149,099)

Income tax and social contribution - current	-	10,118	(292,828)	(94,781)
Income tax and social contribution - deferred	-		18,084	(54,319)

Effective Rate- %	-	(20.7)	(70.6)	29.2

(a)	Tax levied on the formation of the Company resulting from the difference between Natura's accounting balances and the acquisition cost used for the purpose of the contribution of shares issued by Natura to the Company's capital stock (note 24). Management believes that, although the amount of the aforementioned special capital reserve constitutes part of the taxable profit for tax purposes in Brazil, the nature of this amount is different from the nature of other sources of taxable profit under the scope of IAS 12 (CPC 32). The main differences are (i) the Company did not generate taxable profits and this tax is mainly related to the increase in equity that generates the special reserve for statutory purposes; (ii) the creation of the special reserve is, in substance, a matter of reclassification; (iii) the tax is levied on the entity as a result of an additional increase in the equity of the contribution made to the Company; and (iv) the Company's future profits, as well as Natura's future and historical profits will continue to be taxed in accordance with tax legislation. The tax on the formation of the Company was recognized in the income statement and presented as "Taxes on the formation of the Company".

(b)	The loss before tax consolidated related to 2020 is considering the results of continuing and discontinued operations.

(c)	The Company has tax incentives arising from its ordinary operations (Grant Investment).

(d)	During 2020, the income tax rate in the UK was changed from 17% to 19% which resulted in an increase in the Company’s Deferred Tax Liabilities associated with the UK. Such increase was accrued through deferred income tax expense during 2020.

The movement in deferred asset and liability income tax and social contribution for the period ended December 31, 2020 were as follows:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Consolidated
	Asset	Liability
Balance at December 31, 2019	374,448	(450,561)
Effect on profit or loss	(19,639)	37,723
Reserve for grant of options and restricted shares	96,181	-
Effect on other comprehensive income	(61,658)	-
Currency Translation Effect	283,359	(314,527)
Business combination	667,034	(560,680)
Balance at December 31, 2020	1,339,725	(1,288,045)

13	JUDICIAL DEPOSITS

Judicial deposits represent restricted assets of the Company and its subsidiaries and are related to the amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits held by the Company and its subsidiaries as at December 31, 2020 and 2019 are as follows:

	Consolidated
	2020	2019
Unaccrued tax lawsuits (a)	262,654	203,403
Accrued tax lawsuits (b)	252,961	116,415
Unaccrued civil lawsuits	9,671	2,541
Accrued civil lawsuits	2,189	426
Unaccrued labor lawsuits	14,166	8,683
Accrued labor lawsuits	24,549	5,787
Total judicial deposits	566,190	337,255

(a)	The tax procedure related to these judicial deposits refer mainly to the ICMS-ST, disclosed in note 23.1.1, contingent liabilities - possible risk of loss.

(b)	The tax procedure related to these judicial deposits refer, substantially, to the sum of the amounts disclosed in note 23.2.1, and the amounts presented in note 22.

Changes in escrow deposits balances for the year ended December 31, 2020 and 2019 are presented below:

Consolidated
Balance at December 31, 2018	333,577
New deposits	2,542
Redemptions	(7,556)
Interests	13,352
Payments / Write-offs for expenses	(4,660)
Balance at December 31, 2019	337,255
Acquisition of subsidiary	283,885
New deposits	18,377
Redemptions	(64,761)
Interests	11,242
Payments / Write-offs for expenses	(17,739)
Exchange variance	(2,069)
Balance at December 31, 2020	566,190

Besides to judicial deposits, the Company and its subsidiaries have insurance policies to guarantee certain lawsuits. Details of these insurances are presented in note 35.

14	NON-CURRENT ASSETS HELD FOR SALE

The assets classified as held for sale were acquired in the acquisition process of Avon (note 4). The change in the balance for the year ended December 31, 2020 is as follows:

Consolidated
Balance as at December 31, 2019	-
Avon acquisition	199,050
Additions (a)	25,779
Transfer to fixed assets (b)	(29,610)
Sale (c)	(61,760)
Exchange rate variation	47,820
Balance as at December 31, 2020	181,279

a)	During the fourth quarter of 2020, Avon made its operations in Saudi Arabia available for sale.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

b)	During the first quarter of 2020, Avon identified new circumstances that, previously, were considered unlikely and, as a result, decided not to proceed with the sale of two properties, one located in Brazil and the other, in Romania. As a result, the subsidiary reclassified such properties from “Held for sale” to “Property, plant and equipment” (“PP&E”). At the time of the reclassification, the depreciation was recorded, resulting in an immaterial impact on the consolidated financial statements.

c)	During the third quarter of 2020, Avon complete the sale of two properties: (i) a distribution center located in Hungary, and (ii) a plant located in China.

As of December 31, 2020, assets held for sale include Avon properties, located in Brazil, Spain and Saudi Arabia.

15	OTHER CURRENT AND NON-CURRENT ASSETS

	Company		Consolidated
	2020	2019	2020	2019
Advance for advertising and marketing	-	-	42,233	28,669
Advances to suppliers	-	-	257,099	102,225
Advances to employees	-	-	65,180	13,983
Advance and security deposit for rent (a)	-	-	169,958	96,202
Prepaid insurance expenses	-	-	200,074	29,647
Surplus pension plan (b)	-	-	683,425	-
Advances to customs broker - Import taxes	-	-	34,016	34,932
Sublease receivables (c)	-	-	357,538	-
Carbon credits	-	-	4,097	3,508
Receivables from service providers (d)	-	-	135,030	-
Other	2,127	-	195,138	39,868
	2,127	-	2,143,788	349,034

Current	1,979	-	616,120	265,198
Non-current	148	-	1,527,668	83,836

a)	Mainly related to: (i) advances of rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exemptions on IFRS 16 / CPC 06(R2); and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop and Aesop, which will be returned by the landlord at the end of the rental agreements.

b)	Pension plan arising from the acquisition of Avon (note 4 and 29.2).

c)	Refers to the sublease receivable from the New York office owned by Avon.

d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.

16	INVESTMENTS

	Company
	2020	2019
Investments in subsidiaries, net of losses	15,433,251	3,392,677
Goodwill from the acquisition of Avon (Note 4)	11,511,028	-
Total	26,944,279	3,392,677

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Information and changes in the balances for the years ended on December 31, 2020 and 2019:

	Natura Cosméticos S.A. (1)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of participation	100.00%	100.00%	100.00%
Equity of subsidiaries	6,929,074	(4,583,531)	5,641,757	7,987,300

Equity participation (capital deficit)	6,929,074	(4,583,531)	5,641,757	7,987,300
Fair value adjustment of acquired assets and liabilities	-	7,445,951	-	7,445,951
Goodwill	-	11,511,028	-	11,511,028
Total	6,929,074	14,373,448	5,641,757	26,944,279

Subsidiaries net income (loss) for the year	1,102,271	(1,527,153)	32,103	(392,779)

Balances on December 31, 2018	-	-	-	-
Share of profit (loss) of equity investees	89,332	-	-	89,332
Exchange rate variation and other adjustments in the translation of investments of foreign subsidiaries	(73,268)	-	-	(73,268)
Effect of hyperinflationary economy adjustment	(1,428)	-	-	(1,428)
Actuarial gain (loss), net of taxes	(4,186)	-	-	(4,186)
Contribution of the Parent Company to stock option plans granted to subsidiaries executives and other reserves, net of tax effects	36,423	-	-	36,423
Effect of hedge accounting, net of tax effects	(15,972)	-	-	(15,972)
Effect of change in interest in subsidiary	519,090	-	-	519,090
Capital increase	2,842,686	-	-	2,842,686
Balances on December 31, 2019	3,392,677	-	-	3,392,677

Share of the profit (loss) of equity investees	1,102,271	(1,527,153)	32,103	(392,779)
Exchange rate variation and other adjustments in the conversion of investments of foreign subsidiaries	1,970,795	1,870,219	(456,731)	3,384,283
Unrealized losses on the revaluation of balances between companies	-	350,950	-	350,950
Hyperinflationary economy adjustment effect	66,788	-	-	66,788
Contribution of the Parent Company to stock option plans granted to subsidiaries executives and other reserves, net of tax effects	127,930	-	-	127,930
Effect on hedge accounting, net of tax effects	116,348	-	-	116,348
OCI from benefit and defined contribution plans	(19,555)	(61,399)	-	(80,954)
Capital increase	300,000	465,936	6,066,328	6,832,264
Distribution of dividends and interest on own equity	(128,180)	-	-	(128,180)
Write-offs Avon PSU plans	-	(91,219)	-	(91,219)
Acquisition value	-	13,366,114	57	13,366,171
Balances at December 31, 2020	6,929,074	14,373,448	5,641,757	26,944,279

(1)	The investment balance in the direct subsidiary Natura Cosméticos S.A. includes goodwill arising from the acquisitions of the indirect subsidiaries TBS (R$ 1,946,742) and Aesop (R$ 142,090) the according note 18.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

17	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Useful life range (in years)	2019	Company acquisition	Additions	Write-offs	impairment	Transfers	Exchange rate variation	2020
Cost:
Vehicles	2 to 5	45,578	25,789	14,594	(17,274)	-	1,184	9,356	79,227
Templates	3	192,556	-	1,243	(19,713)	-	5,650	8,116	187,852
Tools and accessories	3 to20	11,974	52,410	11,625	(1,743)	-	5,888	5,524	85,678
Facilities	3 to 60	309,772	1,431	81	(3,599)	-	8,791	(23,005)	293,471
Machinery and accessories	3 to 15	866,451	740,328	20,098	(5,134)	-	58,649	139,301	1,819,693
Leasehold improvements	2 to 20	615,103	58,548	34,324	(8,761)	-	51,588	213,155	963,957
Buildings	14 to 60	386,957	1,203,081	12,275	-	(115)	48,551	248,427	1,899,176
Furniture and fixture	2 to 25	397,727	32,566	32,530	(6,300)	(26)	11,239	98,812	566,548
Land	-	35,157	570,572	57	-	-	4,252	51,575	661,613
IT equipment	3 to 15	297,228	112,369	27,254	(10,652)	-	36,554	81,019	543,772
Other assets	-	-	36,423	-	-	-	-	264	36,687
Projects in progress	-	156,011	78,965	440,170	(592)	-	(305,305)	39,136	408,385
Total cost		3,314,514	2,912,482	594,251	(73,768)	(141)	(72,959)	871,680	7,546,059

Accumulated depreciation
Vehicles		(16,924)	-	(24,150)	10,081	-	(2,093)	44	(33,042)
Templates		(175,938)	-	(10,092)	19,684	-	-	(190)	(166,536)
Tools and accessories		(3,255)	-	(42,932)	-	-	10	7,018	(39,159)
Facilities		(167,362)	-	(19,933)	285	-	1,044	9,240	(176,726)
Machinery and accessories		(416,736)	-	(193,657)	2,759	-	(1,202)	30,074	(578,762)
Leasehold improvements		(267,371)	-	(130,631)	7,124	(4,900)	(4,107)	(80,669)	(480,554)
Buildings		(101,785)	-	(88,593)	-	-	-	10,649	(179,729)
Furniture and fixture		(193,973)	-	(81,287)	4,744	(284)	4,093	(51,904)	(318,611)
IT equipment		(197,281)	-	(96,768)	8,591	(36)	-	(26,362)	(311,856)
Other assets		-	-	(25,078)	-	-	-	(949)	(26,027)
Total accumulated depreciation		(1,540,625)	-	(713,121)	53,268	(5,220)	(2,255)	(103,049)	(2,311,002)
Net total		1,773,889	2,912,482	(118,870)	(20,500)	(5,361)	(75,214)	768,631	5,235,057

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Consolidated
	Useful life range (in years)	2018	Additions	Write-offs	impairment	Transfers	Other changes including exchange rate variation	2019
Cost
Vehicles	2 to 5	78,072	12,463	(41,883)	-	99	(3,173)	45,578
Templates	3	203,814	1,499	(23,823)	-	10,874	192	192,556
Tools and accessories	3 to 20	8,161	314	(445)	-	3,910	34	11,974
Facilities	3 to 60	310,282	49	-	-	(1,534)	975	309,772
Machinery and accessories	3 to 15	819,919	9,563	(1,259)	-	54,336	(16,108)	866,451
Leasehold improvements	2 to 20	577,217	46,869	(23,243)	(1,958)	20,645	(4,427)	615,103
Buildings	14 to 60	940,002	2,245	-	(887)	(555,221)	818	386,957
Furniture and fixture	2 to 25	362,817	40,118	(3,031)	(3,514)	16,978	(15,641)	397,727
Land	-	30,525	-	-	-	4,653	(21)	35,157
IT equipment	3 to 15	263,524	21,976	(3,902)	-	18,483	(2,853)	297,228
Projects in progress	-	103,463	204,107	(2,247)	-	(146,598)	(2,714)	156,011
Total cost		3,697,796	339,203	(99,833)	(6,359)	(573,375)	(42,918)	3,314,514

Accumulated depreciation
Vehicles		(31,784)	(15,832)	27,478	-	(7)	3,221	(16,924)
Templates		(191,501)	(8,314)	23,739	-	148	(10)	(175,938)
Tools and accessories		(2,954)	(687)	410	-	-	(24)	(3,255)
Facilities		(147,309)	(20,703)	-	-	1,234	(584)	(167,362)
Machinery and accessories		(379,050)	(56,617)	657	-	-	18,274	(416,736)
Leasehold improvements		(217,167)	(90,281)	19,089	-	5,292	15,696	(267,371)
Buildings		(191,422)	(7,315)	-	-	96,558	394	(101,785)
Furniture and fixture		(138,078)	(78,988)	2,734	-	(184)	20,543	(193,973)
IT equipment		(161,817)	(44,606)	3,443	-	(936)	6,635	(197,281)
Total accrued depreciation		(1,461,082)	(323,343)	77,550	-	102,105	64,145	(1,540,625)
Net total		2,236,714	15,860	(22,283)	(6,359)	(471,270)	21,227	1,773,889

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

18	INTANGIBLES

	Consolidated
	Useful life range (years)	2019	Acquisition of subsidiary	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Other changes including exchange rate variation	2020
Cost
Software	2.5 to 10	1,313,090	291,555	82,718	(15,095)	-	258,092	128,790	2,059,150
Trademarks and patents (Defined useful life)	20 to 25	116,805	517,592	-	-	-	-	260,181	894,578
Trademarks and patents (Indefinite useful life)	-	2,171,585	2,022,163	-	-	-	-	1,553,309	5,747,057
Goodwill Avon (Note 4)		-	11,511,028	-	-	-	-	1,788,821	13,299,849
Goodwill Emeis Brazil Pty Ltd. (a)	-	100,237	-	-	-	-	-	41,853	142,090
Goodwill The Body Shop (b)	-	1,434,369	34,251	-	-	-	-	478,121	1,946,741
Goodwill acquisition of TBS stores	-	1,456	-	-	-	-	-	-	1,456
Relationship with retail clients	10	1,987	-	-	-	-	-	798	2,785
Key money (indefinite useful life) (c)	-	17,801	-	-	-	-	1,315	7,653	26,769
Key money (Defined useful life) (d)	3 to 18	12,447	-	150	-	(2,051)	1,647	(1,333)	10,860
Relationship with franchisees and sub franchisees and sales representatives (e)	7 to 15	602,958	1,884,249	-	-	-	-	472,312	2,959,519
Technology developed (by acquired subsidiary)	5	-	1,131,573	-	-	-	-	463,468	1,595,041
Other intangible assets	2 to 10	110,288	159	176,015	(15,024)	-	(175,414)	12,251	108,275
Total cost		5,883,023	17,392,570	258,883	(30,119)	(2,051)	85,640	5,206,224	28,794,170

Accumulated amortization
Software		(649,347)	-	(365,184)	44	-	(3,643)	(4,368)	(1,022,498)
Trademarks and patents		(44,108)	-	(36,548)	-	-	-	(19,387)	(100,043)
Key money		(2,197)	-	(535)	-	-	10	(6,149)	(8,871)
Relationship with retail clients		(1,939)	-	(252)	-	-	-	(648)	(2,839)
Relationship with franchisees and sub franchisees and sales representatives		(95,772)	-	(278,048)	-	-	-	(45,241)	(419,061)
Technology developed		-	-	(294,713)	-	-	-	(24,296)	(319,009)
Other intangible assets		(13,159)	-	(6,496)	15,020	-	-	(86)	(4,721)
Total accumulated amortization		(806,522)	-	(981,776)	15,064	-	(3,633)	(100,175)	(1,877,042)
Net total		5,076,501	17,392,570	(722,893)	(15,055)	(2,051)	82,007	5,106,049	26,917,128

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Consolidated
	Useful life range (years)	2018	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Other changes including exchange variation	2019
Cost
Software	2.5 to 10	1,089,900	83,064	(546)	-	118,442	22,230	1,313,090
Trademarks and patents (Defined useful life)	20 to 25	111,801	-	-	-	(154)	5,158	116,805
Trademarks and patents (Indefinite useful life)	-	2,040,067	-	-	-	-	131,518	2,171,585
Goodwill Emeis Brazil Pty Ltd. (a)	-	96,867	-	-	-	-	3,370	100,237
Goodwill The Body Shop (b)	-	1,348,670	-	-	-	-	85,699	1,434,369
Goodwill acquisition of The Body Shop stores	-	1,456	-				-	1,456
Relationship with retail clients	10	1,740	-	-	-	-	247	1,987
Key money (indefinite useful life) (c)	-	102,310	-	-	-	(101,001)	16,492	17,801
Key money (Defined useful life) (d)	3 to 18	48,888	-	-	2,818	(39,283)	24	12,447
Relationship with franchisees and sub franchisees (e)	7 to 15	590,588	-	(17,958)	-	(371)	30,699	602,958
Technology developed (by acquired subsidiary)	5	-	-	-	-	-	-	-
Other intangible assets	2 to 10	121,697	145,483	(1,133)	-	(146,364)	(9,395)	110,288
Total cost		5,553,984	228,547	(19,637)	2,818	(168,731)	286,042	5,883,023

Accumulated amortization
Software		(483,666)	(169,174)	6,817	-	270	(3,594)	(649,347)
Trademarks and patents		(37,898)	(4,330)	-	-	154	(2,034)	(44,108)
Key money		(2,835)	-	-	-	7,336	(6,698)	(2,197)
Relationships with retail clients		(1,149)	(194)	-	-	-	(596)	(1,939)
Relationship with franchisees and sub franchisees		(55,508)	(43,150)	-	-	371	2,515	(95,772)
Technology developed		-	-	-	-	-	-	-
Other intangible assets		(22,383)	(1,601)	585	-	261	9,979	(13,159)
Total accrued amortization		(603,439)	(218,449)	7,402	-	8,392	(428)	(806,522)
Net total		4,950,545	10,098	(12,235)	2,818	(160,339)	285,614	5,076,501

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

a)	Goodwill related to the acquisition of Emeis Holdings Pty Ltd. acquisition, classified as future economic benefits from synergies. It does not have defined useful life and it is subject to annual impairment tests.

b)	Goodwill related to the acquisition of The Body Shop, classified as future economic benefits from synergies. It does not have defined useful life and it is subject to annual impairment tests. In addition, on June 30, 2020, The Body Shop International Limited acquired the entity Aeon Forest Co. Ltd, for R$ 133,275 (¥ 2,632,000). On October 1st, 2020, the transaction was concluded and resulted in an assigned amount of goodwill of R$ 34,251.

c)	Key money with indefinite useful life refers to payments made to former tenants, to get the right to rent the property under lease and can be subsequently negotiated with future tenants in the case of termination of the lease agreement. This balance was considered the scope of the lease standard (CPC 06 (R2) / IFRS 16), applicable from January 1st, 2019 (note 3.29). The balance not reclassified to the right of use asset, refers to contracts that the standard exempts on the initial date, that is, short-term contracts. The remaining balance is not amortized and is subject to an annual impairment test.

d)	Key money with defined useful life refers to payments made to ex-tenants or lessors, to obtain the right to rent the property under the terms of the lease and which cannot be negotiated or recovered later. This balance was considered as the scope of the lease standard (CPC 06 (R2) / IFRS 16), applicable from January 1st, 2019. The balance not reclassified to the Right of Use asset, refers to contracts that the standard exempt on the initial date, that is, short-term contracts. The remaining balance is amortized over the term of the agreements.

e)	The balance refers to identifiable intangible assets from relationship with The Body Shop franchisees and sub-franchisees (relationship where the franchisee owns all rights to operate within a territory) and sub-franchisees (relationship where a franchisee operate a single store within a market), with estimated useful life of 15 years. In 2019 there is a write-off related to agreements with sub-franchisees in Brazil. In addition, the balance position classified as the acquisition of a subsidiary represents the fair value of the relationship between Avon and its sales representatives.

a)	Impairment test of intangible assets with indefinite useful lives

Goodwill arising from expected future profitability of acquired companies and intangible assets with an indefinite useful life were allocated to the subsidiaries’ CGU groups. The accordance with CPC 01 (R1) / IAS 36 - Impairment of Assets, when a CGU or group of CGU has an intangible asset with an indefinite allocated life, the Company must annually perform the impairment test of its book value. The groups of CGU with intangible assets with indefinite useful life as at December 31, 2020 are presented below:

CGU groups	Trademarks and patents		Goodwill		Total
	2020	2019	2020	2019	2020	2019
Natura &Co Latam	5,403	2,566	9,994,861	-	10,000,264	2,566
Avon International	2,850,397	-	3,304,988	-	6,155,385	-
TBS International	2,891,257	2,169,019	1,946,741	1,434,369	4,837,998	3,603,388
Aesop International	-	-	142,090	100,238	142,090	100,238
Total	5,747,057	2,171,585	15,388,680	1,534,607	21,135,737	3,706,192

The main assumptions used to calculate the fair value less cost to sell as at December 31, 2020 are presented below:

	Aesop	The Body Shop	Avon International	Natura &Co Latam
Measurement of recoverable value (fair value less cost to sell)	Discounted cash flow based on financial budgets approved by Senior Management during a discretionary period of five years with a terminal value projected for the end of the period.
Budgeted gross margin	Gross margins are based on average amounts obtained in the 2 years prior to the beginning of the budgeted period and projections for the next 5 years.
Estimated cost	Costs based on historical data and market trends, optimization of retail and direct sales operations (renewal of the geographical presence of stores, revitalization of the franchise network) and physical expansion with growth in market share.
Perpetuity growth rate (*)	Constant growth of 4.20%.	Constant growth of 4.10%.	Constant growth of 4.30%.	Constant growth of 5.50%.
Discount rate (WACC)	Discount rates represent the risk assessment in the current market, specific to each group of CGU, taking into account the value of money over time and the individual risks of related assets that were not incorporated in the assumptions included in the cash flow model. These cash flows were discounted using a discount rate of 13.42% p.a. for Natura &Co Latam, 11.14% p.a. for Avon International, 7.80% p.a. for TBS International and 9.11% p.a. for Aesop International, in real terms. The discount rate was based on the weighted average cost of capital that reflects the specific risk of each segment.

(*) The rates are based on published market analyzes and projections with regard to the operating segment in which they operate and adjusted to reflect the assumptions considered by Management in the approved projections and to reflect the inflation differential of other currencies, when applicable.

(**) Due to the Covid-19 pandemic, the Company´s Management identified impairment indicators during the first quarter of 2020 and carried out an impairment test considering each CGU of the group. Based on the analysis conducted by the Management, there was no need to record impairment losses for the balances of these assets as of March 31, 2020.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company performed a sensitivity analysis of variables: (i) discount rate and (ii) growth rate in perpetuity, given its potential impacts on cash flows. An increase of 1 percentage point in the discount rate or a decrease of 1 percentage point in the growth rate of the perpetuity of the cash flow of each group of CGU would not result in the need to recognize impairment losses. Based on Management’s assessment, the need to recognize impairment losses for intangible assets with indefinite useful lives in the year ended December 31, 2020 was not identified.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

19	RIGHT OF USE AND LEASES

a)	Right of use asset

		Consolidated
	Useful life in Years (a)	2019	Acquisition of subsidiary	Additions	Write-offs	Impairment (b)	Transfers (c)	Exchange rate variation	2020
Cost
Vehicles	3	40,018	42,467	61,878	(441)	-	-	13,945	157,867
Machinery and equipment	3 to 10	15,578	14,034	11,265	-	-	-	12,171	53,048
Facilities	3 to 10	784,900	489,740	146,695	(16,094)	-	-	211,592	1,616,833
IT equipment	10	283	18,429	6,211	(323)	-	-	5,400	30,000
Retail stores	3 to 10	2,350,377	-	384,502	(25,189)	(148,050)	(2,962)	779,426	3,338,104
Tools and accessories	3	2,803	-	-	-	-	-	384	3,187
Total cost		3,193,959	564,670	610,551	(42,047)	(148,050)	(2,962)	1,022,918	5,199,039

Accumulated depreciation
Vehicles		(8,109)	-	(54,558)	192	-	-	(947)	(63,422)
Machinery and equipment		(4,317)	-	(14,899)	-	-	-	(1,829)	(21,045)
Facilities		(97,190)	-	(291,431)	12,448	-	-	(23,592)	(399,765)
IT equipment		(214)	-	(18,694)	-	-	-	(253)	(19,161)
Retail stores		(463,332)	-	(643,441)	3,527	-	-	(188,100)	(1,291,346)
Tools and accessories		(936)	-	(936)	-	-	-	(381)	(2,253)
Total accrued depreciation		(574,098)	-	(1,023,959)	16,167	-	-	(215,102)	(1,796,992)
Net total		2,619,861	564,670	(413,408)	(25,880)	(148,050)	(2,962)	807,816	3,402,047

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Consolidated
	Useful life in Years (i)	First-time adoption (Note 3.29)	Additions	Write-offs	Transfers (ii)	Other changes	2019
Cost Value:
Vehicles	3	-	40,069	(146)	-	95	40,018
Machinery and equipment	3 to 10	-	14,954	(40)	-	664	15,578
Facilities	3 to 10	103,945	187,294	-	481,235	12,426	784,900
IT equipment	10	-	279	-	-	4	283
Retail stores	3 to 10	1,819,951	416,250	(76,022)	150,374	39,824	2,350,377
Tools and accessories	3	-	2,650	-	-	153	2,803
Total cost		1,923,896	661,496	(76,208)	631,609	53,166	3,193,959

Depreciation value:
Vehicles		-	(8,083)	38	-	(64)	(8,109)
Machinery and equipment		-	(4,126)	-	-	(191)	(4,317)
Facilities		-	(95,734)	-	-	(1,456)	(97,190)
IT equipment		-	(209)	-	-	(5)	(214)
Retail stores		-	(466,590)	(2,968)	-	6,226	(463,332)
Tools and accessories		-	(882)	-	-	(54)	(936)
Total accrued depreciation		-	(575,624)	(2,930)	-	4,456	(574,098)
Net total		1,923,896	85,872	(79,138)	631,609	57,622	2,619,861

(a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.

(b)	Of the total amount of impairment recorded in 2020, R$ 144,500 refers to the impairment loss of legacy stores of The Body Shop that were previously included in the store closure plan, which were subsequently impacted by the effects of the pandemic, predominantly in the United States.

(c)	Refers to key money related to store rentals. This amount is transferred from right of use to intangible assets when a new commercial agreement with the lessor is not yet signed.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Consolidated
	2020	2019
Amounts recognized in the statement of income for the year ended December 31, 2020 and 2019
Financial expense on lease	229,544	134,579
Amortization of right of use	1,023,959	575,624
Appropriation in the result of variable lease installments not included in the measurement of rental liabilities	45,952	31,023
Sublease revenue	(27,079)	(2,698)
Short-term rental expenses and low-value assets	72,546	126,067
Benefits granted by lessor related to Covid-19	(58,700)	-
Other lease-related expenses	40,206	22,214
Impairment losses	144,500	-
Total	1,470,928	886,809

Amounts recognized in the financing cash flow statement:
Lease payments (principal)	843,338	497,905
Values recognized in the operating cash flow statement:
Lease payments (interest)	225,420	134,579
Variable lease payments, not included in the measurement of rental liabilities	13,033	11,199
Short-term and low-value assets leases payments	51,675	69,162
Lease-related payments	41,944	26,460
Total	1,175,410	739,305

b)	Lease liability

	Consolidated
	2020	2019
Current	1,059,661	542,088
Non-current	2,798,794	1,975,477
Total	3,858,455	2,517,565

Below are the changes in lease liability balances for the year ended December 31, 2020:

Consolidated
Balance as at December 31, 2019	2,517,565
New leases	559,905
Acquisition of subsidiary	777,200
Lease payments (principal)	(843,338)
Lease payments (interest)	(225,420)
Recognition of financial charges	229,544
Write-offs (a)	(193,174)
Exchange rate variation	1,036,173
Balance as at December 31, 2020	3,858,455

(a)	Refers mainly to the termination of contracts related to store leases.

The maturity analysis of the lease liability non-current balance of are as follows:

	Consolidated
	2020	2019
2022	419,240	374,746
2023	408,977	361,688
2024	406,572	358,274
2025 onwards	1,564,005	880,769
Total	2,798,794	1,975,477

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The table below set forth the rates applied, according to the lease terms:

As described in note 3.13.2, the Company’s subsidiaries applied its incremental borrowing rate as the discount rate on lease liabilities. Considering that the Company's lease contracts are substantially contracts with payment flows indexed by inflation indices and, also considering the disclosure suggestions published in CVM Circular Letter 02/19, the Company’s subsidiaries present below additional information on the characteristics of the lease contracts so that users of the financial statements may, at its discretion, carry out projections of future payment flows indexed to inflation. Most of the lease liabilities refer to Avon, The Body Shop and Aesop operations, which contracts were signed substantially in developed economies countries. Therefore, for these countries, the potential effects of the discount would not be significant given its history of low inflation rates.

		Contractual Payments - Consolidated
Maturity	Average discount rate	2020	2021	2022	2023	2024	2025	Onwards 2025
2020-2022	1.9% to 10.5%	566,802	32,692	8,946	-	-	-	-
2023-2025	1.9% to 14.0%	32,802	304,688	305,886	302,042	298,194	271,790	-
2026-2028	1.9% to 10,2%	69,488	74,145	78,169	83,769	90,725	98,267	661,521
2029-2031	8.2% to 13.6%	4,778	4,778	4,778	4,778	4,778	4,778	16,324
Total		673,870	416,303	397,779	390,589	393,697	374,835	677,845
Projected inflation [1]		3.40%	3.40%	3.40%	3.60%	3.60%	3.60%	3.80%

1 Rates obtained through future prices of DI coupons versus National Consumer Price Index (IPCA) observed in B3, applied to Brazilian contracts.

20	BORROWINGS, FINANCING AND DEBENTURES

	Reference	Company		Consolidated
		2020	2019	2020	2019
Raised in local currency:
Financing Agency for Studies and Projects FINEP		-	-	73,076	101,988
Debentures	A	-	-	4,042,515	4,251,231
BNDES		-	-	7,789	3,539
BNDES – FINAME		-	-	15	183
Promissory notes	B	515,966	2,883,382	773,949	2,883,382
Working capital – Mexico Operation		-	-	14,453	31,802
Working capital – Aesop Operation		-	-	-	100,438
Working capital – The Body Shop Operation	C	-	-	500,835	-
Working capital – Avon Operation		-	-	145,495	-
Notes – Avon (1)	D	-	-	4,033,682	-
Total in local currency		515,966	2,883,382	9,591,809	7,404,414

Raised in Foreign currency:
BNDES		-	-	1,639	8,029
Export Credit Note (NCE)		-	-	-	81,210
Representative debt securities (“Notes”) (1)	E	-	-	3,969,226	3,090,490
Resolution nº 4131/62	F	-	-	260,239	202,231
Total in foreign currency		-	-	4,231,104	3,381,960
Grand total		515,966	2,883,382	13,822,913	10,786,374

Current		515,966	2,883,382	3,805,649	3,354,355
Non-current		-	-	10,017,264	7,432,019

Debentures
Current		-	-	2,169,786	246,017
Non-current		-	-	1,872,729	4,005,214

(1) Balances resulting from the business combinations with Avon (Note 4) recorded at the estimated fair value.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Reference	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Real	August, 2024	Interest of 109% to 112% of CDI, and 1.4% + CDI 1.75% + CDI, 1.00% + CDI and 1.15% + CDI, as maturing on March, 2020; September, 2020; September, 2021; September 2022 and August 2024.	109.5% - 113.1% CDI + 1.15% - CDI + 1.79%	None
B	Real	Until April, 2021	Interest of 3.25% p.a. + CDI	CDI + 3.30%	Approval of subsidiary Indústria e Comércio de Cosméticos Natura Ltda.
C	British Pounds	March, 2021	Libor + interest of 2.00% p.a.	Libor + interest of 2.00% p.a.	Approval of subsidiary Natura Cosméticos S.A.
D	Dollar	March, 2023 and March 2043	Interest of 7.00% p.a. and Interest of 8.95% p.a.	Interest of 7.00% p.a. and Interest of 8.95% p.a.	None
E	Dollar	February, 2023	Interest of 5.375% p.a.	6,1%	None
F	Dollar	May, 2022	Libor + interest 1.1% p.a.	Libor + interest 1.1% p.a.	Approval of subsidiary Indústria e Comércio de Cosméticos Natura Ltda.

Changes in the balances of borrowings, financings and debentures for the year ended December 31, 2020 and 2019 are as follows:

	Company	Consolidated
Balance as at December 31, 2018	-	7,994,145
New borrowings and financing	2,879,038	5,346,145
Repayment		(2,643,575)
Accrued finance costs	4,344	494,422
Finance costs payment	-	(499,798)
Exchange rate variation (unrealized)	-	88,097
Exchange rate variation (realized)	-	5,903
Translation effects (OCI)	-	1,035
Balance at December 31, 2019	2,883,382	10,786,374
Assumed in a business combination (note 4)	-	7,250,735
New borrowings and financing	500,000	1,354,765
Repayment	(2,881,160)	(8,483,892)
Accrued finance costs	62,634	1,029,705
Finance costs payment	(48,890)	(1,293,094)
Exchange rate variation (unrealized)	-	973,442
Exchange rate variation (realized)	-	35,429
Translation effects (OCI)	-	2,169,449
Balance as at December 31, 2020	515,966	13,822,913

The maturities of non-current portion of borrowings, financing and debentures liabilities are as follows:

	Company		Consolidated
	2020	2019	2020	2019
2021	-	-	-	2,279,759
2022	-	-	586,002	527,596
2023	-	-	6,306,782	3,052,769
2024 onwards	-	-	3,124,480	1,571,895
Total	-	-	10,017,264	7,432,019

20.1 Main changes in borrowings and financing

i)	Debentures

On February 25, 2014, the Company conducted the 5th issuance of simple, registered, book-entry, non-convertible, unsecured debentures of Natura, in the total amount of R$ 600,000 shares. A total of 60,000 debentures were issued, of which 20,000 debentures were in the 1st series, with maturity date on February 24, 2017, in the amount of R$ 214,385; 20,000 debentures were in the 2nd series, with maturity date on February 25, 2018; and 20,000 debentures were in the 3rd series, with maturity date on February 25, 2019, with an interest rate of 107.0%, 107.5% and 108.0% of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates, respectively.

On March 16, 2015, the Company carried out the 6th issuance of simple, registered, book-entry, non-convertible, unsecured debentures of Natura, amounting to R$ 800,000. 80,000 debentures were issued, of which 40,000 were in the 1st series, with maturity date on March 16, 2018, 25,000 were in the 2nd series, with maturity date on March 16, 2019, and 15,000 were in the 3rd series, with maturity date on March 16, 2020, with an interest rate

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

of 107.0%, 108.25% and 109.0%, respectively, of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates.

On September 28, 2017, the Company carried out the 7th issuance of simple, registered, book-entry, non-convertible, unsecured debentures of Natura, in the total amount of R$ 2,600,000. A total of 260,000 debentures were issued, of which 77,273 were in the 1st series, with maturity date on September 25, 2020, and 182,727 were in the 2nd series, due on September 25, 2021, with an interest rate of CDI rate + 1.4% p.a. and CDI rate + 1.75% p.a., respectively.

On February 16, 2018, the Company carried out the 8th issuance of simple, non-convertible and unsecured debentures, with personal guarantee, in a single series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476 from January 16, 2009 (“CVM Instruction 476”), in the total amount of R$ 1,400,000, whose proceeds will be used to settle the promissory notes balance. Compensatory interest was paid in three (3) installments, starting on the issuance date, with the first payment on August 14, 2018 and other payments on February 14, 2019 and maturity date on August 14, 2019. On September 28, 2018, there was a repayment, in the amount of R$ 1,000,000, due to early maturity, early optional redemption and optional extraordinary payment, established in the indenture, and remuneration corresponding to 110.0% of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates. The outstanding balance of the 8th issuance amounting to R$ 400,000 was settled on maturity date, that is, August 14, 2019.

On September 21, 2018, the Company carried out the 9th issuance of non-convertible unsecured debentures, with personal guarantee, in three series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476, in the aggregate amount of R$ 1,000,000, used in the partial early amortization of R$ 1,000,000 related to the 8th issuance. The issuance consisted of 100,000 debentures, of which 38,904 were in the 1st series, with maturity date on September 21, 2020, 30,831 were in the 2nd series, with maturity date on September 21, 2021, and 30,265 were in the 3rd series, with maturity date on September 21, 2022, and remuneration corresponding to 109.5%, 110.5% and 112.0%, respectively, of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates, respectively.

On July 22, 2019, the Company carried out the 10th issuance of simple, non-convertible, unsecured debentures in four series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476, in the aggregate amount of R$ 1,576,450. A total of 157,645 registered, book-entry, non-convertible and unsecured debentures were issued in four series, without no certificate issue or provisory certificate, at a nominal unit value of R$ 10, of which 40,000 were in the 1st series, maturing on August 26, 2024; 9,570 in the 2nd series, maturing on August 26, 2024; 68,623 in the 3rd series, maturing on August 26, 2024, and 39,452 in the 4th series, maturing on August 26, 2024, and paying remuneration corresponding to 100% of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates plus 1% for the 1st series and 100% of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates plus 1.15% for other series.

The funds from the 10th issuance were used as follows. 1st series: full amortization of the 8th issuance of debentures in the amount of R$ 400,000; 2nd grade: partial amortization of the 3rd grade of the 6th issuance in the amount of R$ 92,820; 3rd grade: partial amortization of the 1st grade of the 7th issuance in the amount of R$ 664,090; 4th grade: partial amortization of the 1st grade of the 9th issuance in the amount of R$ 382,960.

The appropriation of costs related to the issuance of debentures in the year ended December 31, 2020 was R$ 3,888 (R$ 4,760 as of December 31, 2019), recorded monthly under financial expenses, in accordance with the effective interest rate method. Issuance costs to appropriate amounted to R$ 9,466 as of December 31, 2020 (R$ 13,354 as of December 31, 2019).

ii)	Promissory notes

On January 14, 2020, partial optional early redemption of the Promissory Notes of the 1st series was made in the amount of R$ 1,830,000.

On April 29, 2020, the 2nd issue of Promissory Notes by Natura &Co, in a single series, in the amount of R$ 500,000 and the 4th issue of Promissory Notes by subsidiary Natura, in a single series in the amount of R$ 250,000 were made. The promissory notes were publicly distributed with restricted placement efforts, pursuant to CVM Instruction 476, of January 16, 2009. The funds were used for cash strengthening and increased liquidity.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On June 29, 2020, took place the total optional early redemption of the 1st issue of the first series of Promissory Notes by Natura &Co in the amount of R$ 370,000, and the partial optional early redemption of the 1st issue of Promissory Notes of the second series in the amount of R$ 140,000.

Accrued costs related to the emission of the Promissory Notes in the year ended December 31, 2020 amounted to R$ 25,205 (R$ 11,135 on December 31, 2019), recorded monthly in account of finance costs according to the effective interest rate method. As of December 31, 2020, the balance of issuance costs to be appropriated is R$ 2,121 (R$ 20,962 on December 31, 2019).

iii)	Working capital - The Body Shop

As presented in Note No. 6.2(e), The Body Shop had on December 31, 2019 a credit line of up to £ 70 million (seventy million pounds), corresponding to R$ 500,835 as at December 31, 2020, guaranteed by Natura, which could be withdrawn in installments to meet The Body Shop short-term financing needs. This credit line was used during the second quarter of 2020, for working capital and liquidity reinforcement with payment of annual interest of Libor + 2%.

iv)	Debt Securities Representative ("Notes") - Avon

The subsidiary Avon has the following debt securities representative (“notes”) issued:

Notes - Avon	Main US$	Main R$	Annual percentage interest rate	Maturity
Unguaranteed	461,883	2,400,267	7.00%	March 15, 2023
Unguaranteed	216,085	1,122,929	8.95%	March 15, 2043

The effects of allocating fair values from the business combination (note 4) were added to the notes issued by Avon, which at December 31, 2020 amounted to R$ 449,712.

20.2 Covenants

The restrictive clauses associated with the debt contracts of the Company and its subsidiaries, establish the maintenance of minimum financial indicators resulting from the ratio of the division of the net treasury debt by the EBITDA of the last 12 months, as well as non-financial indicators according to each contract. As of December 31, 2020 and 2019, the Company and its subsidiaries are in compliance with such restrictive clauses.

21	TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS

	Company		Consolidated
	2020	2019	2020	2019
Domestic trade accounts payables	4,748	-	5,462,377	1,581,759
Foreign trade accounts payables (a)	4,945	-	1,014,356	105,073
Subtotal	9,693	-	6,476,733	1,686,832
Reverse factoring operations (b)	-	-	297,472	142,924
Total	9,693	-	6,774,205	1,829,756

(a)	Refers to imports mainly denominated in US dollars, Euros and British pounds

(b)	The Company and its subsidiaries have contracts signed with Banco Itaú Unibanco S.A. to structure a “supply chain finance” the operation with the Company’s main suppliers. Further details on these operations are included in note 3.16.

22	TAX LIABILITIES

	Company		Consolidated
	2020	2019	2020	2019
ICMS (ordinary)	-	-	134,165	120,300
ICMS-ST provision (a)	-	-	61,521	72,423
Taxes on invoicing – foreign abroad	-	-	364,291	145,992
Social Security Tax (INSS) - suspension of the enforceability	-	-	-	50,147
Withholding tax (IRRF)	828	987	131,368	48,593
Other taxes payable - foreign subsidiaries	-	-	48,365	1,180
Income tax	468	63	15,943	1,207
PIS and COFINS payable	11,857	-	11,857	-
INSS and service tax (ISS) payable	-	-	32,954	3,218
Others	-	-	94,357	399
	13,153	1,050	894,821	443,459

Current	13,153	1,050	785,367	320,890
Noncurrent	-	-	109,454	122,569

(a)	The Company's subsidiaries have discussions about the illegality of changes in state laws to charge ICMS-ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by the Company’s subsidiaries, and in some cases, the amounts are deposited in court, as mentioned in note 13.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

23	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company and its subsidiaries are involved in certain legal proceedings arising in the normal course of its business, which include civil, tax, social security, labor, business and others.

The Company's management believes that, based on the elements existing on the base date of these financial statements, the provision for tax, civil, labor, commercial and other risks is sufficient to cover possible losses on administrative and legal proceedings, as shown below.

23.1	Contingencies assessed as probable risk of loss

The changes in the tax, civil and labor provision and contingent liabilities are presented below:

	Consolidated
	Tax		Civil		Labor		Business Combination	Total
	2020	2019	2020	2019	2020	2019	2020	2020	2019
Balance at the beginning of the year	127,842	163,852	30,653	32,300	61,571	65,655	-	220,066	261,807
Acquisition of subsidiary (1)	671,667	-	37,364	-	163,962	-	820,103	1,693,096	-
Additions	169,824	14,497	186,182	14,072	44,566	45,983	9,772	410,344	74,552
Reversals	(71,797)	(54,168)	(62,013)	(4,766)	(4,601)	(40,127)	(67,482)	(205,893)	(99,061)
Payments	(54,590)	(1,150)	(31,169)	(11,418)	(48,792)	(14,611)	-	(134,551)	(27,179)
Inflation adjustment	5,623	4,440	4,164	309	6,508	5,009	21,671	37,966	9,758
Exchange rate variation	83,202	371	12,525	156	27,284	(338)	13,629	136,640	189
Transfers (2)	-	-	(99,309)	-	841	-	-	(98,468)	-
Balance as at December 31, 2020	931,771	127,842	78,397	30,653	251,339	61,571	797,693	2,059,200	220,066

Current								58,756	18,650
Non-current								2,000,444	201,416

(1)	Amounts arising from lawsuits with probability of possible and remote loss of tax nature in the amount of R$ 709,751, labor in the amount of R$ 54,728 and civil in the amount of R$ 55,624, measured and recorded at the estimated fair value resulting from the business combination with Avon, in accordance with paragraph 23 of CPC 15 / IFRS 3 (Note 4) , additionally, the fair value of contingent liabilities includes liabilities assumed and recognized by Avon prior to the allocation of fair value, in the amount of R$ 872,993.

(2)	Balance arising from other obligations of the subsidiary Avon, related to reclassifications of processes previously recognized as contingent liabilities to other accounts payable.

23.1.1	Tax

The consolidated tax contingencies and classified as probable loss, mainly involve (i) discussions about the illegality of changes in state laws to collection of ICMS, and (ii) discussions related to the exclusion of IPI charges from the income tax calculation basis, withhold income tax, as well as several lawsuits related to income tax and social contribution taxation. Part of the amount not paid is being discussed in court, and in some cases, the amounts are deposited in court, as mentioned in note 13. The tax provision also includes attorneys' fees for the sponsorship of tax proceedings, when applicable.

23.1.2	Civil, commercial and other

On December 31, 2020, the Company and its subsidiaries are parties to commercial and other civil lawsuits and procedures, mainly related to indemnity claims. Provisions are periodically reviewed based on the evolution of processes and the evolution of jurisprudence to reflect the best estimate.

a)	Talc-related disputes

The subsidiary Avon has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the Avon sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants from a variety of different industries, including manufacturers of cosmetics and manufacturers of other products that, unlike the Avon’s products, were designed to contain

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

asbestos. As of December 31, 2020, there were 164 individual cases pending against the Avon. During the three months ended December 31, 2020, 31 new cases were filed and 14 cases were dismissed, settled or otherwise resolved. The value of the settlements was not material, either individually or in the aggregate, to the Avon’s results of operations for the year ended December 31, 2020. Additional similar cases arising out of the use of the Avon’s talc products are reasonably anticipated.

We believe that the claims asserted against us in these cases are without merit. We are defending vigorously against these claims and will continue to do so. To date, the Avon has not proceeded to trial in any case filed against it and there have been no findings of liability enforceable against the Company. However, nationwide trial results in similar cases filed against other manufacturers of cosmetic talc products have ranged from outright dismissals to very large jury awards of both compensatory and punitive damages. Given the inherent uncertainties of litigation, we cannot predict the outcome of all individual cases pending against the Company, and we are only able to make a specific estimate for a small number of individual cases that have advanced to the later stages of legal proceedings. For the remaining cases, we provide an estimate of exposure on an aggregated and ongoing basis, which takes into account the historical outcomes of all cases we have resolved to date. Any accruals currently recorded on the Avon’s balance sheet with respect to these cases are not material. However, any adverse outcomes, either in an individual case or in the aggregate, could be material. Future costs to litigate these cases, which we expense as incurred, are not known but may be significant, though some costs will be covered by insurance.

23.1.3	Labor

The Company and its subsidiaries as of December 31, 2020 are parties to labor claims filed by former employees and service providers, mainly related to the payment of severance pay, overtime, salary premiums and monies owed as a result of join liability and discussion about the recognition of any employment relationship. None of these processes is individually relevant. Provisions are periodically reviewed based on the progress of lawsuits and history of losses on labor claims to reflect the best estimate.

23.2	Contingencies assessed as possible risk of loss

The Company’s subsidiaries have contingencies whose expectation of loss assessed by the Company's Management and supported by the legal advisors is classified as possible and, therefore, no provision has been recorded. On December 31, 2020, the contingencies classified as possible loss probability totaled R$ 9,559,550 (R$ 3,642,219 on December 31, 2019), in which R$ 797,693 (R$ 0 on December 31, 2019) were logged at the estimated fair value resulting from the business combinations with Avon Products Inc., shown in the table above.

23.2.1	Tax

The tax cases with possible losses totaling R$ 9,205,601 (R$ 3,503,392 at December 31, 2019).

Below are the most relevant tax contingencies related to the following matters:

a)	Infraction notices in which the Brazilian Federal Revenue Office requires IPI tax debts, due to the alleged non-observance of the minimum tax base, provided for in the legislation, when sales transactions destined to interdependent wholesalers. Currently, tax assessment notices are pending judgment at the administrative court level. As at December 31, 2020, the total amount under discussion is R$ 1,963,984 (R$ 208,204 as at December 31, 2019).

b)	Lawsuits in which the industrial establishment equivalence is discussed, as provided for in the Decree nº 8.393/2015, which now requires IPI taxation of products listed in the referred legal provision in outbound transactions carried out by interdependent wholesalers. As of December 31, 2020, the total amount under discussion classified as a possible loss is R$ 1,660,532 (R$ 389,017 as at December 31, 2019).

c)	Administrative and judicial processes that discuss the illegality of changes in Federal State laws regarding the collection of ICMS and ICMS-ST. As at December 31, 2020, the total amount under discussion is R$ 1,503,657 (R$ 406,002 as of December 31, 2019).

d)	Infraction notices in which the Brazilian Federal Revenue Office requires IRPJ and CSLL tax debts to challenge the tax deductibility of the amortization of goodwill generated in the context of a corporate reorganization between related parties. Currently, the legality of the administrative decisions that rejected the motions for clarification presented to challenge the special appeals dismissed is being discussed in the courts. As at December 31, 2020, the total amount under discussion classified as a possible loss is R$ 1,396,782 (R$ 1,379,189 as at December 31, 2019).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

e)	Infraction notices in which the Finance Department of the São Paulo Federal State requires the collection of ICMS-ST, which was fully collected by the recipient of the goods, the distributor. Currently, the process is pending judgment at the administrative court level. As of December 31, 2020, the total amount under discussion classified as a possible loss is R$ 529,660 (R$ 521,903 as at December 31, 2019).

f)	Infraction notices in which the Brazilian Federal Revenue Office requires IPI tax debts for disagreeing with the tax classification adopted by the Company for some products. The tax assessment notices are awaiting judgment at the administrative court level. As at December 31, 2020, the total amount in discussion classified as a possible loss is R$ 524,500 (R$ 218,204 as at December 31, 2019).

23.2.2	Civil, commercial and other

As of December 31, 2020, civil, commercial and other lawsuits with possible losses total R$ 133,302 (R$ 61,532 on December 31, 2019).

Below are the most relevant contingencies related to the following matters:

a)	Shareholder disputes

On February 14, 2019, a purported shareholder’s class action complaint (Bevinal v. Avon Products, Inc., et al., No. 19-cv-1420) was filed in the United States District Court for the Southern District of New York against the Avon and certain former officers of Avon. The complaint was subsequently amended and recaptioned "In re Avon Products, Inc. Securities Litigation". The amended complaint is brought on behalf of a purported class consisting of all purchasers or acquirers of Avon common stock between January 21, 2016 and November 1st, 2017, inclusive. The complaint asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") based on allegedly false or misleading statements and alleged market manipulation with respect to, among other things, changes made to Avon’s credit terms for Representatives in Brazil. Avon and the individual defendants filed a motion to dismiss which the court denied. During 2020, the parties reached an agreement on a settlement of this class action. The terms of settlement include releases by members of the class of claims against Avon and the individual defendants and payment of R$ 75,352 ($ 14.500). Approximately R$ 10,393 ($ 2,000) of the settlement was paid by the Avon (which represented the remaining deductible under the Avon’s applicable insurance policies) and the remainder of the settlement was paid by Avon’s insurers. On August 31, 2020, the court granted preliminary approval of the settlement, and on February 3rd, 2021, the court entered an order and judgment granting final approval of the settlement. The time to appeal this judgment has not yet expired.

23.2.3	Labor

As of December 31, 2020, contingencies classified as possible loss, totaled R$ 220,648 (R$ 77,295 as of December 31, 2019). No lawsuit is individually significant.

23.3	Contingent assets

The updated amounts of PIS and COFINS installment refund requests calculated with the inclusion of ICMS in tax base, not recorded until December 31, 2020, amounts to R$ 133,397 (R$ 26,933 on December 31, 2019), which refers to lawsuits still under discussion.

The Company and its subsidiaries, supported by the positioning of its legal counsel, observe the CPC 25 / IAS 37 -Provisions, Contingent Liabilities and Contingent Assets and the Circular Letter / CVM / SNC / SEP / No 01/2019.

24	OTHER LIABILITIES

	Consolidated
	2020	2019
Pension and post-employment healthcare plans(a)	783,184	98,792
Deferred revenue from performance obligations with customers (b)	422,353	76,250
Provisions for incentives to consultants (c)	292,034	-
Provisions for operating expenses (marketing / technology, etc.) (d)	535,276	156,895
Discontinued operations (e)	153,140	-
Provision for store renovation	99,702	15,997
Crer Para Ver (f)	75,508	51,543
Provisions for rentals (g)	70,598	26,568

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Provision for restructuring (h)	68,954	3,401
Long-term incentives (i)	52,745	3,022
Provisions for apportionment of benefits and partnerships payable	10,005	7,860
Other provisions (j)	373,891	67,846
Carbon credit	5,560	4,519
Exclusivity contract	3,000	5,400
Total	2,945,950	518,093

Current	1,832,811	396,391
Non-current	1,113,139	121,702

a)	As of December 31, 2020, Avon's pension and post-retirement plans amounts to R$ 648,990 and Natura's post-employment healthcare plans amounts to R$ 134,194 (R$ 98,792 as of December 31, 2019).

b)	Refers to the deferral of revenue related performance obligations of loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct selling consultants, of which R$ 318,686 related Avon and R$ 103,667 related to Natura consolidated.

c)	Provision for incentive and recognition programs for consultants.

d)	Refers to the Group's operating provisions mainly due to spending on provision of technology services, marketing and advertising, etc., to comply with the accrual basis.

e)	As of December 17, 2015, Avon has contracts that resulted in the separation of operations in the United States, Canada and Puerto Rico. These transactions were closed on March 1st, 2016. From that date, contingent liabilities prior to this transaction and related operations in the United States, Canada and Puerto Rico, are treated as discontinued operations. During the year ended December 31, 2020, Avon recorded R$ 143,112 as administrative expenses related to these provisions.

f)	Refers to Social program contribution for developing the quality of education.

g)	Refers to the (grace) period granted by lessors for the start of payment of rental of certain retail stores, for rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exceptions permitted under IFRS 16 / (CPC 06 (R2)).

h)	Provision for costs directly related to the plan for changes in the organizational structure, mainly of Avon and The Body Shop organizational structures.

i)	Refers substantially to the variable remuneration plans for Avon executives.

j)	Refers to provisions for insurance coverage, indemnities and long-term contractual obligations.

Post-employment health care and Pension plan

a)	Defined benefit pension and postretirement plans (Avon)

The Avon subsidiary have contributory and noncontributory defined benefit retirement plans for substantially all of its employees. The benefits of these plans are generally based on the employee's length of service and the average compensation near retirement, with certain plans have vesting requirements. The plans are funded based on legal requirements and cash flow.

The Avon subsidiary's largest defined benefit pension plan outside the United States (“US”) is in the United Kingdom (“UK”). The UK defined benefit pension plan was frozen for future accruals as of April 1st, 2013. The US defined benefit pension plan, the Avon Products, Inc. Personal Retirement Account Plan (the "PRA"), is closed to employees hired on or after January 1st, 2015. Qualified retirement benefits for US-based employees hired on or after January 1st, 2015 will be provided exclusively through Personal Savings Account Plan (the "PSA"), as described in note 29.3.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation was carried out on December 31, 2020. The present value of the defined benefit obligation and the respective cost of current services and cost of past services were measured at projected unit credit method.

The change in actuarial liabilities for the year ended December 31, 2020 is shown below:

	Consolidated
	Pension Plan	Post-retirement benefits	Total
Balance at beginning of year	413,070	107,735	520,805
Cost of services - current	28,015	-	28,015
Interest cost	13,760	3,610	17,370
Administrative costs	2,476	-	2,476
Company contributions	(17,212)	-	(17,212)
Benefits paid	(4,611)	(27,852)	(32,463)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Actuarial gain (loss) in OCI	74,460	2,063	76,523
Reclassifications	(14,451)	-	(14,451)
Plan amendments	-	(21,147)	(21,147)
Special termination benefits	-	(29,915)	(29,915)
Transfers	-	(25,273)	(25,273)
Others	(2,814)	985	(1,829)
Foreign currency changes	117,268	28,823	146,091
Balance at end of year	609,961	39,029	648,990

The significant actuarial assumptions for the determination of the actuarial liability are discount rate and rate of compensation increase. The details of the assumptions are as follows:

	2020
	Pension Plan	Post-retirement benefits
Discount rate	0.30% to 8.50%	3.95%
Rate of compensation increase	1.80% to 6.60%	n/a

The analysis of the quantitative sensitivity analysis of discount rates and increase in compensation, if the behavior of such rate increased or decreased by 0.5% and its respective effect on the balance (present value of the obligation, or “PVO”) calculated on actuarial liabilities, as of December 31, 2020 is shown below:

	Rate	Chance	PVO
Discount rate	1.53%	0.5% increase	(331,549)
Discount rate	1.53%	0.5% decrease	372,084
Rate of compensation increase	2.74%	0.5% increase	12,472
Rate of compensation increase	2.74%	0.5% decrease	(11,952)

The sensitivity analysis presented above have been determined based on a method that extrapolates the impact on the defined benefit obligation, as a result of reasonable changes in main assumptions occurring at the reporting date, keeping all other assumptions constant. The sensitivity analysis is based on a change in a significant assumption, keeping all other assumptions constant.

The sensitivity analysis presented may not be representative of the actual change in the defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation of one another as some of the assumptions may be correlated. In addition, when presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected credit unit method at the reporting date, which is the same as that applied in calculating the defined benefit obligation liability recognized in the statement of financial position.

The following are the expected payments of contributions to the defined benefit plan in future years:

Consolidated
2021	103,363
2022	89,038
2023	87,706
2024	86,157
2025	83,276
2026 to 2030	395,832

The average duration of the defined benefit plan obligation at the end of the reporting period is 9.13 years.

b)	Post-employment healthcare plan (Natura Cosméticos)

Post-employment healthcare plan as detailed in note 3.20.4. The number of active employees eligible for the healthcare plan after termination is closed to new inclusions. On December 31, 2020 and 2019, the obligation weighted average duration is around 19.8 and 20.8 years, respectively, and its actuarial calculation base is as follows:

➢	1,064 (2019: 1,175) active employees of the companies;

➢	537 (2019: 477) retired and dependent on companies.

The actuarial liability was calculated, on December 31, 2020 and 2019, considering the following main assumptions:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2020	2019
Discount rate	7.02%	7.39%
Initial growth rate of medical cost	3.75%	7.17%
Inflation rate	3.10%	3.80%
Final growth rate of medical cost	6.97%	7.17%
Growth rate of medical costs due to aging - costs	Per age range 1.25% a 4.75% p.a.	Per age range 1.54% to 4.5% p.a.
Growth rate of medical costs by aging - contributions	0.00%	0.00%
Percentage of adherence to the plan in retirement	Bradesco Plan 69.00% / Unimed Plan 84.00%	87.00%
Schedule of disabled mortality	Mercer Disability	Mercer Disability
Schedule of mortality	AT-2000	AT-2000
Schedule of turnover	Proportional calculation at the time of service	Proportional calculation at the time of service

Maintaining the initial level of growth in medical costs at a real rate of 3.75% and reducing the annual discount rate from 7.39% to 7.02% generated a loss of R$ 3,891.

The table below sets forth the Medical Inflation Rate and the Discount Rate sensitivity analysis, if such rates increased or decreased by 0.5% and 1%, and their respective effect on the balance (present value of the obligation, or “PVO”) calculated on the actuarial liabilities (maintaining the other assumptions):

	Rate	Chance	VPO
Discount rate	7.02%	0.5% increase	110,383
Discount rate	7.02%	0.5% decrease	165,801
Rate of compensation	6.97%	1% increase	164,501
Rate of compensation	6.97%	1% decrease	110,866

The changes of actuarial liabilities for the years ended December 31, 2020 and 2019, is set forth in the table below:

	Consolidated
	2020	2019
Balance at the beginning of the year	(98,792)	(78,904)
Cost of the Company´s current service	(620)	(816)
Cost of interest	(7,223)	(7,125)
Expenses paid	2,069	2,427
Actuarial gains (losses) in OCI	(29,628)	(14,374)
Total	(134,194)	(98,792)

25	SHAREHOLDER’S EQUITY

25.1	Capital Stock

As at December 31, 2020, the capital stock is R$ 12,377,999, consisting of 1,375,158,636 registered common shares, with no par value (R$ 1,485,436,464, composed by 865,659,942 on December 31, 2019).

25.2	Policy for dividends and interest on equity distribution

The shareholders are entitled to receive every year a mandatory minimum dividend of 30% of net income, considering principally the following adjustments:

➢	Increase in the amounts resulting from the reversal, in the period, of previously recognized reserves for contingencies.

➢	Decrease in the amounts intended for the recognition, in the period, of the legal reserve and reserve for contingencies.

➢	Whenever the amount of the minimum mandatory dividend exceeds the realized portion of net income for the year, management may propose, and the General Meeting approves, allocate the excess to the constitution of the unrealized profit reserve (article 197 of Law 6,404/76).

The Board of Directors may pay or credit interest on equity in accordance with applicable law.

25.3	Treasury shares

As of December 31, 2020, the “Treasury shares” has the following composition:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Number of shares	Amount R$ (thousands)	Average price per share - R$
Balance as at December 31, 2019	-	-	-
Used	(1,102,001)	(52,849)	47.53
Acquisition	1,418,702	64,516	45.48
Balance as at December 31, 2020	316,701	11,667	38.04

The minimum and maximum cost of the balance of treasury shares on December 31, 2020 and 2019 are R$ 25.00 and R$ 49.71, respectively.

25.4	Capital reserve

The acquisition of the subsidiary Avon resulted in the issuance of Natura &Co shares for the total subscription amount of R$ 13,274,894. Of this amount, R$ 3,397,746 were allocated to the share capital account and the remainder amount of R$ 9,877,148 were allocated to the Company’s capital reserve. This incorporation of shares was approved at the Company’s Board of Directors meeting held on January 3, 2020.

The approval of the capital increase of R$ 2,000,000, approved on June 30, 2020, allocated the amount R$ 1,118 to the capital reserve.

The capital reserve had decreased of R$ 147,592, due to the allocation to the profit reserve and an increase of R$ 58,496, due to the effects of IAS 29 - Accounting in Hyperinflationary Economics (CPC 42), and an increase of R$ 52,041 referring to the changes of the stock option and restricted share plans.

The capital reserve as at December 31, 2020 is R$ 11,052,470 (R$ 1,210,924 as at December 31, 2019).

25.5	Profit reserve

As of December 31, 2020, the profit reserve increased by R$ 155,884, of which (i) R$ 8,292 were due to effects of IAS 29 (CPC 42), applied to balances up to December 31, 2020, and (ii) R$ 147,592 due to the reclassification of capital reserve.

The profit reserve balance as at December 31, 2020 amounted to R$ 6,864 (R$ 149,020 on December 31, 2019).

25.6	Equity valuation adjustment – Other comprehensive income

The Company recognizes in this equity item the exchange rate variation effect from investments in foreign subsidiaries, including exchange rate variations in a hyperinflationary economy, actuarial gains and losses arising from the employee benefit plan, and the effect from cash flow hedge operations. For exchange rate variation, the accumulated effect will be reversed to the statement of income as a gain or loss only in the event of disposal or write-off of the investment. For actuarial losses and gains, the amounts will be recognized when the actuarial liability is remeasured. The cash flow hedge transactions are transferred to the statement of income in case an ineffective portion is identified or when the hedge relationship is terminated.

26	OPERATING SEGMENTS

The determination of the Company’s operating segments is based on its Corporate Governance structure, which divides the business into the following segments for purposes of decision making and Management analysis.

Since January 3, 2020, as a result of the acquisition of Avon (note 4), the Company’s Management has the following corporate governance structure:

➢	Natura &Co Latam Operation – all Natura Cosméticos, Avon, Aesop and TBS operations located in Brazil and Latin America;

➢	Avon International – all Avon operations, with the exception of Avon operations located in Brazil and Latin America;

➢	TBS International – all The Body Shop operations, with the exception of The Body Shop operations located in Brazil and Latin America; and

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

➢	Aesop International - all Aesop operations, with the exception of Aesop operations located in Brazil and Latin America.

In addition to the segment analysis, the Company's Management also analyzes revenues at various levels, mainly through the sales channels: direct sales, operations in the retail market, e-commerce, B2B and franchises. However, the segregation by this type of operation is not yet considered significant for disclosures by Management.

Revenue by segment is as follows for the year ended December 31, 2020:

➢	Natura &Co Latam - 56%

➢	Avon International - 25%

➢	TBS International - 14%

➢	Aesop International - 5%

The accounting practices for each segment are described in note 3.

The following tables provide the summarized financial information related to the segments and geographic distribution of the Company's commercial operations for December 31, 2020 and 2019.

Additionally, as described above, as a result of the acquisition of Avon in 2020, the company changed its corporate governance structure, and also the disclosures of segments. Therefore, the comparative figures originally disclosed in the 2019 financial statements, are presented to reflect the current structure of corporate governance.

26.1	Operating segments

	2020
	Reconciliation to net income (loss) for the year
	Net revenues	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura &Co LATAM	20,542,345	2,369,515	(874,584)	3,402,578	(3,891,641)	(428,191)	577,679
Avon International	9,097,375	185,914	(814,678)	979,267	(1,442,216)	(121,603)	(1,213,315)
TBS International	5,332,922	935,255	(761,224)	82,736	(157,705)	(66,626)	32,436
Aesop International	1,949,338	606,544	(268,092)	23,152	(72,056)	(55,219)	234,328
Corporate expenses	-	(731,889)	(278)	250,658	(210,192)	396,895	(294,806)
Consolidated	36,921,980	3,365,339	(2,718,856)	4,738,391	(5,773,810)	(274,744)	(663,678)

	2019
	Reconciliation to net income (loss) for the year
	Net revenues	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura &Co Latam	9,113,856	1,372,172	(370,953)	1,893,333	(2,613,294)	41,623	322,880
TBS International	4,028,660	806,357	(559,921)	44,953	(99,765)	(37,736)	153,888
Aesop International	1,302,174	351,944	(186,542)	9,337	(34,204)	(47,768)	92,768
Corporate expenses	-	(61,809)	-	8,161	(48,611)	(311,810)	(414,069)
Consolidated	14,444,690	2,468,664	(1,117,416)	1,955,784	(2,795,874)	(355,691)	155,467

	2020				2019
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	20,228,016	27,644,907	12,410,585	9,060,600	4,574,087	9,328,858	3,116,454	8,235,678
Avon International	12,486,733	19,097,959	405,975	5,625,774	-	-	-	-
TBS International	7,821,884	10,474,191	2,291,459	1,812,991	6,146,960	7,369,250	1,065,447	1,477,149
Aesop International	1,395,628	2,148,869	488,662	618,531	1,033,408	1,435,830	255,616	590,917
Corporate	250,516	1,551,671	562,905	253,007	-	3,050,574	3,080,906	-
Consolidated	42,182,777	60,917,597	16,159,586	17,370,903	11,754,455	21,184,512	7,518,423	10,303,744

26.2	Revenue and non-current assets, by geographical area of operations

	2020				2019
Net revenues	Natura &Co Latam	Avon International	TBS International	Aesop International	Natura &Co Latam	TBS International	Aesop International
Asia	-	1,625,965	339,223	963,875	-	282,391	500,549
North America	4,050,130	-	775,398	295,425	770,635	768,311	212,011
Mexico	3,205,609	-	-	-	767,361	-	-
Other	844,521	-	775,398	295,425	3,274	768,311	212,011

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

South America	16,484,363	-	-	-	8,337,408	-	-
Brazil	11,113,810	-	-	-	6,321,751	-	-
Argentina	1,999,461		-	-	794,749	-	-
Other	3,371,092	-	-	-	1,220,908	-	-
Europe, Middle East and Africa (EMEA)	7,852	7,471,410	3,688,970	412,354	5,813	2,644,704	262,068
United Kingdom	-	967,487	2,933,031	217,181	-	1,979,096	138,604
Other	7,852	6,503,923	755,939	195,173	5,813	665,608	123,464
Oceania	-	-	529,331	277,684	-	333,254	327,546
Consolidated	20,542,345	9,097,375	5,332,922	1,949,338	9,113,856	4,028,660	1,302,174

No individual or aggregate customer (economic group) represents more than 10% of the Company's revenues.

Non-current assets	2020					2019
	Natura Holding	Natura &Co Latam	Avon International	TBS International	Aesop International	Natura &Co Latam	TBS International	Aesop International
Asia	-	-	244,184	232,849	291,845	-	140,760	227,670
North America	-	6,981,436	-	470,019	323,398	185,646	523,351	272,676
Mexico	-	703,608	-	-	-	183,250	-	-
Other	-	6,277,828	-	470,019	323,398	2,396	523,351	272,676
South America	250,516	13,236,399	-	-	-	4,378,676	-	-
Brazil	250,516	12,154,025	-	-	-	4,197,259	-	-
Argentina	-	259,227	-	-	-	63,050	-	-
Other	-	823,147	-	-	-	118,367	-	-
Europe, Middle East and Africa (EMEA)	-	10,181	12,242,549	6,614,038	236,411	9,765	5,105,903	190,442
United Kingdom	-	-	10,420,939	6,025,732	100,327	-	4,602,066	76,073
Other	-	10,181	1,821,610	588,306	136,084	9,765	503,837	114,369
Oceania	-	-	-	504,978	543,974	-	376,946	342,620
Consolidated	250,516	20,228,016	12,486,733	7,821,884	1,395,628	4,574,087	6,146,960	1,033,408

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

26.3	Reconciliation of recast operating segments

Due to the new presentation and disclosure of the operating segments, as a result of the Avon acquisition in 2020 described above, the changes in the operating segment information are as follows:

Presented in the financial statements of December 31, 2019
December 31, 2019	Non-current assets	Total assets	Liabilities	Non-current liabilities
Natura Brazil (a)	4,181,261	7,618,551	2,207,944	8,119,890
Natura LATAM (a)	349,698	1,592,912	774,521	105,423
Natura others (a)	12,161	18,126	8,591	1,558
Aesop (b)	1,035,432	1,442,214	274,539	592,531
The Body Shop (c)	6,175,903	7,462,135	1,171,922	1,484,342
Corporative	-	3,050,574	3,080,906	-
Consolidated	11,754,455	21,184,512	7,518,423	10,303,744

(a)	Amounts included in the new Natura &Co Latam segment.

(b)	Amounts related to Brazil and Latin America’s Aesop operations represented by non-current assets (R$ 2,024), total assets (R$ 6,384), current liabilities (R$ 18,923) and non-current liabilities (R$ 1,614), included in the new Natura &Co Latam segment.

(c)	Amounts related to Brazil and Latin America’s The Body Shop operations represented by non-current assets (R$ 28,943), total assets (R$ 92,885), current liabilities (R$ 106,475) and non-current liabilities (R$ 7,193), included in the new Natura &Co Latam segment.

Presented in the financial statements of December 31, 2019
December 31, 2019	Net revenues	Performance evaluated by the Company	Depreciation and amortization	Financial income	Financial expense	Income tax	Net income (loss)
Natura Brazil (a)	6,260,779	1,269,761	(282,597)	1,845,246	(2,536,542)	(89,901)	205,967
Natura LATAM (a)	2,742,467	379,921	(60,918)	48,087	(70,237)	(70,992)	225,861
Natura other (a)	9,086	(46,199)	(14,010)	-	(202)	-	(60,411)
Aesop (b)	1,303,050	350,437	(186,657)	9,337	(34,392)	(47,768)	90,957
The Body Shop (c)	4,129,308	783,145	(573,234)	44,953	(105,890)	(41,812)	107,162
Corporate	-	(268,401)	-	8,161	(48,611)	(105,218)	(414,069)
Consolidated	14,444,690	2,468,664	(1,117,416)	1,955,784	(2,795,874)	(355,691)	155,467

a)	Amounts included in the new Natura &Co Latam segment.

b)	Amounts related to Brazil and Latin America’s Aesop operations represented by net revenues (R$ 3,188), performance evaluated by the Company (R$ 902), depreciation and amortization (R$ 715), financial expenses (R$ 194), net income (loss) of (R$ 1,812), included in the new Natura &Co Latam segment.

c)	Amounts related to Brazil and Latin America’s The Body Shop operations represented by revenues (R$ 100,649), performance evaluated by the Company (R$ 131,106), depreciation and amortization (R$ 13,313), financial expenses (R$ 6,126), income tax (R$ 4,076) and net income (loss) of (R$ 154,620), included in the new Natura &Co Latam segment.

27	REVENUES

	Consolidated
Gross revenues:	2020	2019
Domestic market	15,373,742	8,907,766
Foreign market	31,784,934	10,739,036
Other sales	538,942	61,302
Subtotal	47,697,618	19,708,104

Returns and cancellations	(617,140)	(73,183)
Commercial discounts and rebates	(1,062,204)	(1,292,134)
Taxes on sales	(9,096,294)	(3,898,097)
Subtotal	(10,775,638)	(5,263,414)
Total net revenues	36,921,980	14,444,690

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

28	OPERATING EXPENSES AND COST OF SALES

Classified by function	Company		Consolidated
	2020	2019	2020	2019
Cost of sales	-	-	13,229,715	4,033,454
Selling, marketing and logistics expenses	-	-	15,702,787	6,395,586
Administrative, R&D, IT and project expenses	92,301	-	5,955,996	2,405,576
Total	92,301	-	34,888,498	12,834,616
Classified by nature
Cost of sales	-	-	13,229,715	4,033,454
Raw material/packaging material/resale	-	-	11,222,801	3,457,481
Employee benefits expense (note 29)	-	-	638,525	293,374
Depreciation and amortization	-	-	215,355	57,443
Other	-	-	1,153,034	225,156

Selling, marketing and logistics expenses	-	-	15,702,787	6,395,586
Logistics costs	-	-	2,479,156	797,055
Employee benefits expense (note 29)	-	-	4,198,147	1,667,202
Marketing, sales force and other selling expenses	-	-	7,723,827	3,164,875
Depreciation and amortization	-	-	1,301,657	766,454

Administrative, R&D, IT and project expenses	92,301	-	5,955,996	2,405,576
Innovation expenses	-	-	270,256	89,675
Employee benefits expense (note 29)	71,463	-	2,498,024	1,223,586
Other administrative expenses	20,838	-	1,985,872	798,796
Depreciation and amortization	-	-	1,201,844	293,519

Total	92,301	-	34,888,498	12,834,616

29	EMPLOYEE BENEFITS

	Company		Consolidated
	2020	2019	2020	2019
Payroll, profit sharing and bonuses	43,133	-	5,407,990	2,315,517
Pension Plan	-	-	186,373	93,528
Share-based payments (note 33.5)	12,394	-	163,345	58,855
Charges on restricted shares (note 33.5)	5,890	-	68,617	59,753
Health care, food and other benefits	1,448	-	684,992	253,510
Charges, taxes and social contributions	879	-	635,248	231,384
INSS	7,719	-	188,131	171,615
Total	71,463	-	7,334,696	3,184,162

29.1	Share-based payment

The Board of Directors meets annually to, within the bases of the plans approved by the General Meeting, establish share-based payment plans, indicating the managers and employees who may receive options to purchase or subscribe the Company's shares and the total amount to be distributed.

The subsidiary Emeis Holdings Pty Ltd., made available until June 2019 to eligible executives a long-term incentive program, based on criteria linked to specific operational goals and objectives established and approved at the beginning of the relationship between the parties, being such obligation recorded in liabilities and their remeasurement with effect in the result.

The share-based payment plans were originally granted considering Natura Cosméticos shares that were traded at B3. However, as part of the corporate restructuring (note 1), on December 18, 2019 the Company started to trade its own shares in replacement of Natura Cosméticos shares. As a result, Natura Cosméticos shares originally granted were replaced on this date by the Natura &Co Holding's shares. Such modification did not impact the executives and the respective plans.

Options granted in 2020

On March 27, 2020, the Company’s Board of Directors approved the new long-term stock-based incentive plans of the Company named “Co-investment Plan” and “Long-term Incentive Plan” for 2020.

The “Co-Investment Plan” consists of the granting of the Company’s common shares to a group of employees who may invest part of their participation on the Profit Share Program (up to 50%) in the purchase of shares so

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

that the Company will assign the same number of shares as the amount invested by the beneficiary. The rights of the participants regarding the Co-Investment Plan will only be fully acquired to the extent that the participant remains continuously linked as an employee of the Company and its subsidiaries until the 3rd anniversary of the grant date.

The “Long-Term Incentive Plan”, granted on September 29, 2020, consists of the granting of the Company’s common shares to a group of employees and, unless otherwise provided by the Company's Board of Directors, the rights of participants in relation to Performance shares will only be fully acquired to the extent that (i) the participant remains continuously linked as an employee of the Company and its subsidiaries until the 3rd anniversary of the grant date; and (ii) performance conditions are met. For certain participants, there is a different condition for item (i) above, in which 50% of the Performance Shares granted will be acquired on the 3rd anniversary of the grant date and the remaining 50% will be acquired on the 4th anniversary of the grant date.

The changes in the number of outstanding stock options and their related weighted-average prices, as well as variations in the number of restricted stocks, are as follows:

	Stock Option Plan and Strategy Acceleration Plan
	Average exercise price per option[1] - R$	Options (thousands)[1]
Balance as at December 31, 2019	16.51	17,568
Arising from the acquisition of Avon (note 4)	0.01	1,994
Granted	0.01	117
Expired / Cancelled	21.25	(167)
Exercised	16.65	(2,267)
Balance as at December 31, 2020	16.49	17,245

	Restricted shares (thousands)[1]	Performance shares (thousands)[2]
Balance as at December 31, 2019	3,092	688
Granted	5,026	-
Expired	(22)	(51)
Exercised	(1,136)	-
Balance as at December 31, 2020	6,960	637

a)	The number of restricted shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

b)	The number of performance shares granted, expired and exercised are shown considering the split of shares approved at the General Meeting on September 17, 2019.

Out of the 17,245 thousand options existing as at December 31, 2020 (17,568 thousand options as at December 31, 2019), 3,405 thousand options (604 thousand options as of December 31, 2019) can be exercised.

The expense related to the fair value of the restricted options and shares, including the charges related to the restricted shares, recognized in the year ended December 31, 2020, according to the elapsed period for the acquisition of the right to exercise the restricted options and shares, amounted to R$ 231,939 on the consolidated (R$ 119,659 as of December 31, 2019).

The outstanding stock options and the restricted stock as at the end of the period have the following maturity dates and exercise prices:

As of December 31, 2020 - restricted shares

Grant date	Conditions for acquiring the rights from grant date	Exercise price - R$	Fair value – R$	Existing options (thousands) ¹	Remaining contractual life (years)	Vested options (thousands)
March 18, 2013	4 years of service	37.60	6.05	300	0.2	300
March 17, 2014	4 years of service	25.16	4.27	96	1.2	96
March 16, 2015	From 2 to 4 years of service	13.60	4.85 to 5.29	184	2.2	184
July 28, 2015 (Strategy acceleration)	From 4 to 5 years of service	12.90	6.20 to 6.23	1,020	2.6	1,020
March 15, 2016	From 2 to 4 years of service	12.84	7.16 to 7.43	184	3.3	182

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

July 11, 2016 (Strategy acceleration)	From 4 to 5 years of service	11.41	6.84 to 6.89	1,924	3.6	606
March 10, 2017	From 2 to 4 years of service	12.59	6.65 to 6.68	598	4.3	272
March 10, 2017 (Strategy acceleration)	From 4 to 5 years of service	12.59	6.87 to 6.89	2,210	4.3	-
March 12, 2018	From 2 to 4 years of service	16.96	7.96 to 8.21	1,846	5.3	488
March 12, 2018 (Strategy acceleration)	From 3 to 5 years of service	12.16 to 16.96	8.21 to 9.67	3,800	5.3	-
April 12, 2019	From 3 to 4 years of service	23.54	11.71 to 11.82	1,636	6.3	-
April 12, 2019 (Strategy acceleration)	From 4 to 5 years of service	23.54	11.51 to 11.71	1,900	6.3	-
Between December 31, 2002 to May 09, 2017	1 year of service	0.01	19.80	65	-	65
Between March 14 to December 17, 2018	From 1 to 3 years of service	0.01	19.70	319	0.4	55
Between March 13 to December 16, 2019	From 1 to 3 years of service	0.01	19.58	1,046	0.2 to 1.4	33
June 8, 2020	1 year of service	0.01	16.86	117	0.7	104
				17,245		3,405

¹ The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

As of December 31, 2020 – Restricted shares

Grant date	Conditions for acquiring the rights from grant date	Existing stock (thousands) [1]	Fair value (R$)	Remaining contractual life (years)
March 10, 2017	From 2 to 4 years of service	208	11.69 to 12.51	0.4
March 12, 2018 – Plan I	From 2 to 4 years of service	470	15.18 to 15.9	0.5 to 1.5
March 12, 2018 – Plan III	From 1 to 3 years of service	74	15.54 to 16.27	0.5
March 12, 2018 – Extraordinary Plan I	From 1 to 3 years of service	4	15.54 to 16.28	0.4
August 13, 2018 – Extraordinary Plan VI	From 1.6 to 3.6 years of service	50	12.24 to 13.13	0.5 to 1.5
April 12, 2019 – Plan I	From 2 to 4 years of service	814	21.62 to 22.53	0.5 to 2.5
April 12, 2019 – Plan II	From 1 to 3 years of service	312	22.14 to 22.85	0.5 to 1.5
March 27, 2020 – Co-Investment Plan	From 1 to 3 years of service	1,789	29.00	0.5 to 2.5
September 29, 2020 – Long-term Incentive Plan	From 3 to 4 years of service	3,239	73.46	3 to 4
		6,960

¹ The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

As of December 31, 2020 – Performance shares

Grant date	Conditions for acquiring the rights from grant date	Existing shares (thousands) ¹	Fair value (R$)	Remaining contractual life (years)	Undelivered shares (thousands)
May 21, 2019	From 3 to 4 years of service as from the grant date and fulfilment of the performance conditions	637	23.10 to 45.70	1.5 to 2.5	-
		637			-

¹ The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

As of December 31, 2020, the market price was R$ 52.50 per share, already considering the stock split (R$ 38.67 as of December 31, 2019).

29.2 Avon Products Inc. plans

Share-Based Compensation Plans

Prior to being acquired by the Company, Avon Products Inc. (“Avon”) had two share-based incentive plans, the 2013 Stock Incentive Plan (the “2013 Plan”) and the Omnibus Incentive Plan 2016 (the "2016 Plan"), both plans approved by the shareholders, which provided for various types of share-based incentive compensation awards,

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

including stock options, restricted shares, restricted share units and performance restricted share units. After the approval of the shareholders of the 2016 Plan in May 2016, there were no further awards made in the 2013 Plan.

Stock options and restricted shares were issued in the 2016 Plan, and units of restricted shares and units of restricted performance were issued in the 2013 and 2016 Plans. There were also outstanding stock options under prior shareholder-approved plans.

On January 3rd, 2020, after the conclusion of the transaction with Natura &Co, equity compensation was either cancelled in exchange for the right to receive an amount in cash or was converted into an award denominated in Natura &Co Shares. Subsequent to the Transaction, Avon joined the Natura &Co Stock-Based Compensation Plan, so that the 2013 Plan and the 2016 Plan are no longer in effect.

Under the Natura &Co Stock-Based Compensation Plan, Avon issued nominal cost options and performance stock units. Nominal cost options were granted in exchange for Avon restricted stock units and performance restricted stock units and vested as a single tranche in line with the vesting date of the original Avon awards. Nominal cost options will automatically exercise on vest date. Performance stock units generally vest after three years, only upon the satisfaction of certain market and/or performance conditions.

Stock Options

Prior to being acquired by the Company, Avon granted premium-priced stock options, in which the exercise price was equal to a 25% premium for both, respectively, from the closing market price of Avon stock price at the date of grant. The premium-priced stock options vest on a three-year graded vesting schedule and the fair value of each premium-priced stock option was estimated on the date of grant using a Monte-Carlo simulation.

On January 3rd, 2020, upon the completion of the Transaction with Natura &Co, each outstanding stock option, whether or not then vested or exercisable, was automatically canceled in exchange for the right to receive an amount in cash, without interest, equal to the number of Avon Common Shares underlying such stock option immediately prior to the effective time of the Transaction multiplied by the excess, if any, of the per share cash-out price over the exercise price per share. The “per share cash-out price” was the closing price of an Avon Common Share on the NYSE on the Transaction’s closing date. No amount was payed upon cancellation of stock option with an exercise price per share that is greater than the per share cash-out price.

Restricted Stock Units (RSU) and Performance Restricted Stock Units (PRSU)

Prior to being acquired by the Company, during the years 2019, 2018, 2017 and 2016, Avon granted, performance restricted stock units that would vest and settle after three years based on the relative total shareholder return of Avon common stock against companies included in the S&P 400 index as of the date of grant over a three year performance period ("2019 PRSUs", "2018 PRSUs", "2017 PRSUs" and "2016 PRSUs", respectively). The fair value of the PRSUs was estimated on the date of grant using a Monte-Carlo simulation that estimates the fair value based on Avon's share price activity, expected term of the award, risk-free interest rate, expected dividends and the expected volatility of the stock.

On January 3, 2020, upon the completion of the Transaction with Natura &Co, each outstanding Restricted Stock Unit ("RSU") was converted into an award denominated in Natura &Co Holding shares equal to the number of Avon Common Shares subject to each RSU immediately prior to the Transaction multiplied by the Exchange Ratio of 0.30. In addition, each outstanding PRSU was converted into an award denominated in Natura &Co Holding Shares, that is subject only to time-based vesting, equal to the number of Avon Common Shares subject to each PRSU immediately prior to the Transaction, giving effect to market conditions that are deemed to be attained, multiplied by the Exchange Ratios of 0.30. The terms and conditions, including service conditions but excluding market conditions, applicable to each RSU and PRSU will continue in full force and effect with respect to the Company’s Nominal Cost Options.

29.3 Employee benefit plans

The Company and some of its subsidiaries grant defined contribution retirement plans to eligible employees and, through some of their subsidiaries abroad, grant defined benefit plans to employees that are eligible.

Defined contribution plans

The Company, through its subsidiary Avon, offers a defined contribution plan for employees in the United

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Kingdom (“UK”), which allows eligible participants to contribute eligible compensation through payroll deductions. The Company double employee contributions up to the first 5% of eligible compensation and therefore the maximum level provided by Avon is 10% of eligible compensation. The Company made matching contributions in cash to the UK defined contribution plan of R$39,200 in 2020, which follow the same investment allocation that the participant has selected for his or her own contributions.

The Company, through its subsidiary Avon, offers a qualified defined contribution plan for U.S.-based employees, the Avon Personal Savings Account Plan (the "PSA"), which allows eligible participants to contribute up to 25% of eligible compensation through payroll deductions. Avon matches employee contributions dollar for dollar up to the first 3% of eligible compensation and fifty cents for each dollar contributed from 4% to 6% of eligible compensation. In 2020, Avon made matching contributions in cash to the PSA of R$5,200 in 2020, which follow the same investment allocation that the participant has selected for his or her own contributions.

For U.S.-based employees hired on or after January 1, 2015, Avon made additional contributions to a Retirement Savings Account ("RSA") within the PSA. Such contributions will range from 3% to 6% of a participant's eligible compensation depending on the sum of the participant's age and length of service (as of December 31 of the prior year). Investment of such contributions will follow the same investment allocation that the participant has selected for his or her own contributions to the PSA. A participant will be vested in the RSA generally after three full years of applicable service.

Defined benefit pension and postretirement plans

The Company, through its subsidiary Avon and certain subsidiaries, have contributory and noncontributory defined benefit retirement plans for substantially all employees of those subsidiaries. Benefits under these plans are generally based on an employee’s length of service and average compensation near retirement, and certain plans have vesting requirements.

The actuarial liability for the health care plan of the Company and its subsidiaries refers to a post-employment benefit plan for employees and former employees who made fixed contributions to the cost of the health plan until April 30, 2010, date when the design of the health plan was changed, and the employees' fixed contributions were eliminated. For those who have contributed to the medical plan for ten years or more, the right to maintenance is guaranteed as an indefinite (lifetime) beneficiary, and for those who have contributed for less than ten years, the right to maintenance is guaranteed as beneficiary, at the rate of one year for each year of fixed contribution. This group of current employees, in case of termination, may choose to remain on the plan in accordance with applicable legislation, assuming the payment of the monthly fee charged by the health plan operators. However, this monthly fee does not necessarily represent the user's total cost, which is assumed by the Company and its subsidiaries, based on the excess cost subsidy, as an of additional benefit form.

Avon’s largest defined benefit pension plan outside the United States (“US”) is in the UK, which has been frozen for future accruals as of April 1st, 2013. The U.S. defined benefit pension plan, the Personal Retirement Account Plan (the "PRA"), is closed to employees hired on or after January 1st, 2015, so that qualified retirement benefits for US-based employees hired on or after January 1st, 2015 will be provided solely through the PSA.

30	FINANCE INCOME (EXPENSES)

	Company		Consolidated
	2020	2019	2020	2019
FINANCE INCOME:
Interest on short-term investments	28,674	1,360	167,967	83,115
Gains on monetary and exchange rate variations (a)	126,677	6,801	1,886,940	854,025
Gains on swap and forward transactions (c)	31,787	-	2,532,487	961,185
Gains on swap and forward derivatives mark to market	-	-	12,314	1,709
Monetary adjustment reversal on provision for tax risks and tax obligations	-	-	42,378	25,469
Other financial income	4,441	-	96,305	30,281
Subtotal	191,579	8,161	4,738,391	1,955,784

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

FINANCE EXPENSES:
Interest on financing	(18,088)	(4,344)	(1,104,863)	(503,040)
Interest on leases	-	-	(229,544)	(134,579)
Losses on monetary and exchange rate variations (b)	(7,617)	(24,814)	(2,308,134)	(937,925)
Losses on swap and forward transactions (d)	-	-	(1,579,695)	(964,116)
Losses on swap and forward derivatives mark to market	-	-	(13,691)	(1,452)
Adjustment of provision for tax, civil and labor risks and tax liabilities	-	-	(15,626)	(13,822)
Appropriation of funding costs (debentures and notes)	-	(10,153)	(11,082)	(22,671)
Interest on pension plan	-	-	(10,323)	-
Hyperinflationary economy adjustment (Argentina)	-	-	(20,625)	(13,947)
Debt structuring expenses for Avon acquisition	(110,741)	-	(110,741)	(115,781)
Other financial expenses	(49,212)	(9,300)	(369,486)	(88,541)
Subtotal	(185,658)	(48,611)	(5,773,810)	(2,795,874)
Net finance income (expenses), net	5,921	(40,450)	(1,035,419)	(840,090)

The breakdown set forth below is intended to better explain the results of the foreign exchange rate hedging transactions entered into by the Company as well as its related items recorded in the financial income (expenses) and shown in the previous table:

	Company		Consolidated
	2020	2019	2020	2019
(a) Gains on monetary and exchange rate variations	31,532	6,801	1,791,795	854,025
Gains on exchange rate variation on borrowings, financing and debentures	-	-	714,681	677,462
Exchange rate variation on imports	-	-	35,218	11,221
Exchange rate variation on export receivables	-	-	69,365	26,144
Exchange rate variation on accounts payable from foreign subsidiaries	31,532	-	450,468	132,397
Exchange variations of bank accounts in foreign currency	-	6,801	522,063	6,801

(b) Losses on monetary and exchange rate variations	(7,617)	(24,814)	(2,308,134)	(937,925)
Losses on exchange rate variation on borrowings, financing and debentures	-	-	(1,301,812)	(768,939)
Exchange rate variation on imports	-	-	(58,623)	(33,718)
Exchange rate variation on export receivables	-	-	(55,829)	(23,393)
Exchange rate variation on accounts payable from foreign subsidiaries	-	-	(365,214)	(86,764)
Exchange rate variation on financing	-	-	(525,173)	(297)
Exchange variations of bank accounts in foreign currency	(7,617)	(24,814)	(1,483)	(24,814)

(c) Gains on swap and forward transactions	31,787	-	2,532,487	961,185
Revenue from swap exchange coupons	-	-	207,783	182,897
Gains from exchange variations on swap instruments	31,787	-	2,324,704	778,288

(d) Losses on swap and forward transactions	-	-	(1,579,695)	(964,116)
Losses on exchange rate variation on swap instruments	-	-	(691,941)	(690,409)
Financial costs of swap instruments	-	-	(869,890)	(273,707)
Loss on interest rate swap	-	-	(17,864)	-

31	OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	2020	2019	2020	2019
Other operating income, net
Result on write-off of property, plant and equipment	-	-	11,855	6,098
ICMS-ST (a)	-	-	18,653	42,336
Proceeds from the sale of customer portfolio (b)	-	-	-	23,092
Tax Credits	-	-	105,234	-
PIS/COFINS credits (c)	-		-	42,983
Base PIS/COFINS excluding ICMS (d)	-	-	-	52,631
Other operating income	-	-	10,757	-
Total other operating income	-	-	146,499	167,140

Other operating expenses, net
Crer para Ver (e)	-	-	(54,500)	(36,156)
Expense on the sale of customer portfolio	-	-	(7,498)	-

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Expenses related Avon acquisition (f)	(171,013)	-	(303,916)	(141,348)
Transformation and integration plan (g)	-	-	(256,700)	(51,520)
Taxes contingencies	-	-	(10,100)	21,402
Other operating expenses	(24)	-	(29,975)	(8,829)
Total other operating expenses	(171,037)	-	(662,689)	(216,451)
Other operating income (expenses), net	(171,037)	-	(516,190)	(49,311)

a)	Refers to the requirement of ICMS tax substitution, for different Federal States (details in note 23). During 2020, provision reversals were made due to the change in the loss estimate for some Federal States.

b)	Refers to revenue from the recurring sale of the portfolio of customers overdue for more than 180 days, net of legal costs with lawsuits filed by debtors against the company acquiring the portfolio. The proceeds for the sale, as well as the reimbursement of the legal costs, are received after the overdue receivables are written-off due to the sale.

c)	Tax credits from prior periods related to the change on PIS and COFINS taxation in 2019.

d)	The Company and its subsidiaries are discussing in court the non-inclusion of ICMS in the basis for calculating contributions to PIS and COFINS. The impact in 2020 refers to processes under discussion that have been closed, for which the asset has been recognized.

e)	Allocation to Natura Institute of operating profit from sales of the non-cosmetic product line “Crer Para Ver”, specifically allocated to social projects aimed at the development of education quality.

f)	Refers to expenses related to the Avon acquisition process, of which the following stand out: financial structuring expenses (R$ 115,696), legal expenses (R$ 17,281), regulatory expenses (R$ 18,030) and executive compensation plans (R$ 152,909).

g)	Expenses related to the implementation of the TBS transformation and integration Avon plan, which is based on five pillars, namely: (1) renewal of the brand; (2) optimization of retail operations; (3) improvement of omni-channel; (4) improvement of operating efficiency; and (5) organization redesign.

32	EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the profit (loss) attributable to holders of Company by weighted average number of ordinary shares outstanding, excluding common shares purchased by the Company and held as treasury shares.

	Consolidated
	2020	2019
Net income (loss) attributable to owners of the Company	(650,196)	155,467
Weighted average number of issued shares (a)	1,246,180,219	865,660,042
Weighted average number of treasury shares (a)	(572,130)	-
Weighted average number of outstanding shares	1,245,608,090	865,660,042
Basic earnings (loss) per share - R$ (b)	(0.5220)	0.1796

(a)	The number of shares and earnings per share already consider the stock split on September 17, 2019 and its retrospective effect.

(b)	As at December 31, 2020, the basic earnings (loss) per share is equal to the diluted one, due to the loss for the year.

Diluted earnings per share are calculated by adjusting the weighted average number of common shares outstanding, assuming the conversion of all potential common shares that would cause dilution. The Company has stock options, restricted shares and strategy acceleration that would have a dilutive effect on any earnings per share. Considering that in the year ended December 31, 2020, the Company recorded a loss, any adjustment would have an anti-diluting effect and, therefore, the diluted earnings per share for the year ended December 31, 2020 are equivalent to the basic earnings per share.

Diluted earnings per share for the year ended on December 31, 2019 are presented below:

Consolidated
2019
Net income attributable to the Company’s controlling shareholders	155,467
Weighted average number of issued shares (a)	865,660,042
Adjustment for stock options and restricted shares(a)	8,124,575
Weighted average number of ordinary shares for diluted earnings calculation	873,784,617
Diluted earnings per share - R$	0.1779

(a)	The number of shares and earnings per share already consider the stock split on September 17, 2019 and their retrospective effects.

The basic earnings per share for net loss of discontinued operations for the year ended December 31, 2020 are presented below:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated
2020
Net loss attributable to the Company’s controlling shareholders	(143,112)
Weighted average number of issued shares (a)	1,246,180,219
Weighted average number of treasury shares (a)	(572,130)
Weighted average number of outstanding shares	1,245,608,090
Basic loss per share - R$ (b)	(0.1149)

(a)	The number of shares and earnings per share already consider the stock split on September 17, 2019 and its retrospective effect.

33	RELATED-PARTY TRANSACTIONS

In the course of the Company's operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

33.1	Receivables and payables with related parties

The Company had transactions with related parties recognized as presented below:

	Company
	2020	2019
Current assets:
Natura Cosméticos S.A. (a)	108,953	-
Natura Cosméticos S.A. – Argentina (b)	1,870	-
The Body Shop International (b)	2,490	-
Aesop HK (b)	300	-
Aesop UK (b)	1,913	-
Aesop USA (b)	276	-
Emeis cosmetics (b)	150	-
Total current assets	115,952	-

Current liabilities:
Natura Cosméticos S.A. (b)	5,673	-
Indústria e Comércio de Cosméticos Natura Ltda. (b)	1,521	-
Total current liabilities	7,194	-

(a)	Refers to interest on equity.

(b)	Refers to the allocation of expenses related to the stock option and restricted stock plans.

33.2	Transactions with related parties

In the year ended December 31, 2020, Natura &Co reimbursed the amount of R$ 148,274 of expenses regarding the transaction costs for the acquisition of Avon paid by its subsidiary Natura Cosméticos. This reimbursement was registered in the profit or loss line item “Other revenues (expenses)”. For the other transactions, they were not carried forward as income statement, as they refer to the transfer of expenses related to stock option plans and restricted shares.

33.3	Transactions with uncontrolled and unconsolidated related parties

Natura Institute holds shares in the investment fund “Fundo de Investimento Essencial”. As at December 31, 2020, the balance is R$ 3,414 (R$ 3,766 on December 31, 2019).

On June 5, 2012, an agreement was entered between Indústria e Comércio de Cosméticos Natura Ltda., and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and leasing of processing center to distribution and warehousing of products (HUB), in Itupeva (SP). In 2019, the Bres Itupeva

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

granted its credits to BRC Securitizadora S/A, to which Natura makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of the group of controlling shareholders of Natura Cosméticos S.A., indirectly hold controlling interests in Bres Itupeva. The amount involved in the registered transaction is recorded under “Right of Use” of "Buildings" in the amount of R$ 39,346 (R$ 44,244 under “Builds” of Property, Plant and Equipment as at December 31, 2019) ) and in the year ended December 31, 2020, the total amount paid as rent was R$ 13,086 (R$ 13,038 for the year ended December 31, 2019).

Natura Cosméticos S.A. and Raia Drogasil S.A. entered into a purchase and sale agreement and other covenants for selling products in Raia and Drogasil. Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos, members of the Natura Cosméticos S.A. controlling group, indirectly hold shareholding interest in Raia Drogasil S.A. This contract was finalised during the financial year 2020.

In the year ended December 31, 2020, Natura Cosméticos S.A. and its subsidiary transferred to the Natura Institute, in the form of a donation associated with maintenance, the amount of R$ 692 corresponding to 0.5% of net income for the prior fiscal year, and a donation associated with the net sales of products in the Natura Crer Para Ver line, in the amount of R$ 35,000 (R$ 23,000 as at December 31, 2019).

The Company and its subsidiaries have a structure of internal controls to support the identification, monitoring and approving of transactions between Related Parties

33.4	Key management personnel compensation

The total compensation of the Company’s Management is as follows:

	2020			2019
	Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total
	(a)	(b)		(a)	(b)
Board of Directors	16,123	65,011	81,134	22,056	30,919	52,975
Executive Board	49,187	80,218	129,405	32,963	42,142	75,105
	65,310	145,229	210,539	55,019	73,061	128,080

a)	The line item “Executive Board” includes the amount of R$ 1,201 referred to the amortization of the Confidentiality and Non-Compete Agreement during the fiscal year ended December 31, 2020 (R$ 536 in the fiscal year ended December 31, 2019).

b)	Refers to profit sharing regarding the Restricted Stock Plan and Strategy Acceleration Program, including charges, as applicable, to be determined in the year. The amounts include additions to and/or reversals of provisions made in the previous year, due to final assessment of the targets determined to the board members and officers, statutory and non-statutory, in relation to profit sharing.

33.5	Share-based payments

Breakdown of the Company officers and executives’ share-based payments compensation:

	Grant of options
	2020			2019
	Stock option balance (number)1 (a)	Average fair value of stock options[1] – R$	Average exercise price[1] - R$ (b)	Stock option balance (number) 1 (a)	Average fair value of stock options[1] – R$	Average exercise price[1] - R$ (b)
Officers	12,847,760	8.64	16.49	13,059,677	8.40	16.51

	Restricted shares
	2020		2019
	Stock option balance (number)1 (a)	Average exercise price[1] - R$ (b)	Stock option balance (number)1 (a)	Average exercise price[1] - R$ (b)
Officers	5,293,874	51.20	1,012,641	19.23

(1)	The number of stock options granted, expired and exercised and their respective fair values is shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

(2)	The number of restricted stock and performance shares granted, expired and exercised is shown already considering the stock split approved at the Extraordinary General Meeting on September 17, 2019.

(a)	Refers to the balance of the options and restricted shares vested and non-vested, not exercised, at the reporting dates.

(b)	Refers to the weighted-average exercise price of the option at the time of the stock option plans, adjusted for interest based on the Extended Consumer Price Index (IPCA) through the end of the reporting period. The new Stock Option Plan implemented in 2015, include no monetary adjustment.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

34	COMMITMENTS

34.1	Contracts related to supply of inputs

The subsidiary Indústria e Comércio de Cosméticos Natura Ltda., has commitments arising from electric power supply agreements, with physical delivery, for its manufacturing activities, as described below:

➢	Agreements started in 2019 and effective up to 2022, with the value of Megawatts/h between R$ 155 and R$ 305.

➢	Agreements started in 2020 and effective up to 2022, with the value of Megawatts/h between R$ 204 and R$ 238

The amounts are carried based on electric power consumption estimates in accordance with the contract period, whose prices are based on volumes, also estimated, resulting from the subsidiary’s continuous operations.

Total minimum supply payments, measured at nominal value, according to the contract, are:

	2020	2019
Less than one year	1,413,904	17,918
One to five years	885,990	13,160
Total	2,299,894	31,078

35	INSURANCE

The Company and its subsidiaries have in place an insurance policy that considers principally risk concentration and materiality, taking into consideration the nature of its activities and the guidance of its insurance advisors. As at December 31, 2020, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		2020	2019
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	3,062,806	2,322,801
Vehicles	Fire, theft and collision for the Company and subsidiaries vehicles	232,459	212,027
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	1,894,813	1,582,000
Transport	Damages to products in transit	46,019	32,309
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	730,740	532,510
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

36	ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS

The following table presents additional information on transactions related to the cash flow statement:

	Company		Consolidated
	2020	2019	2020	2019
Non-cash items
Hedge accounting, net of tax effects	-	-	116,348	70,569
Dividends and interest on equity declared and not yet paid	-	-	-	110,671
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	-	-	172,104	(18,645)
Consideration for acquisition of subsidiary	13,366,114	-	13,366,114	-

37	SUBSEQUENT EVENTS

Contract with Bresco IX Empreendimentos Imobiliários Ltda.

On January 8, 2021, the subsidiary Natura Cosméticos signed a build-to-suit construction and lease agreement with the related party Bresco IX Empreendimentos Imobiliários Ltda. (“Bresco IX”) for the build-to-suit construction of a distribution center in the city of Murici, Federal State of Alagoas, for a later lease. The lease agreement foresees a total investment of R$ 113,742 and the lease term is expected to be 15 years.

Bresco IX's hiring process followed market values and all hiring requirements, as well as governance policies and procedures of the Company and its subsidiaries.